    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 1996



                                                      REGISTRATION NO. 333-08909

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             COSTILLA ENERGY, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                           1311                     75-2658940
 (State or other jurisdiction of   (Primary Standard Industrial      (I.R.S. Employer
 incorporation or organization)    Classification Code Number)     Identification No.)

                            ------------------------

                         400 WEST ILLINOIS, SUITE 1000
                              MIDLAND, TEXAS 79701
                                 (915) 683-3092
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                          MICHAEL J. GRELLA, PRESIDENT
                             COSTILLA ENERGY, INC.
                         400 WEST ILLINOIS, SUITE 1000
                              MIDLAND, TEXAS 79701
                                 (915) 683-3092
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

             Richard T. McMillan                              R. Joel Swanson
      Cotton, Bledsoe, Tighe & Dawson,                     Baker & Botts, L.L.P.
         a Professional Corporation                            910 Louisiana
              500 West Illinois                            Houston, Texas 77002
                  Suite 300
            Midland, Texas 79701

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 30, 1996


PRELIMINARY PROSPECTUS
                                  $100,000,000


                             COSTILLA ENERGY, INC.


                       % SENIOR SUBORDINATED NOTES DUE 2006
                               -----------------

    The % Senior Subordinated Notes due 2006 (the "Notes") are being offered (the "Notes Offering") by Costilla Energy, Inc., a Delaware corporation ("Costilla" or the "Company"). The net proceeds of the Notes Offering, together with the net proceeds of the other financing described herein, will be used by the Company to refinance existing indebtedness, to pay certain costs in connection with the Corporate Reorganization (as defined herein) and for general corporate purposes.


    The Notes mature on          , 2006, unless previously redeemed. Interest on
the  Notes is  payable semiannually on              and             , commencing
         , 1997. The Notes will be redeemable  at the option of the Company,  in
whole  or in part, on  or after            , 2001,  at the redemption prices set
forth herein, plus accrued and unpaid interest, if any, to the redemption  date.
Notwithstanding  the foregoing,  at any  time on or  before              , 1999,
Costilla may redeem up to 30% of the original aggregate principal amount of the Notes with the net proceeds of an Equity Offering (as defined herein) at a redemption price equal to % of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date. Upon a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all outstanding Notes at 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes."



    Concurrently with the Notes Offering, the Company is offering 4,000,000 shares (4,600,000 shares if the underwriters' over-allotment option is exercised in full) of its Common Stock (the "Common Stock Offering" and together with the Notes Offering, the "Offerings") pursuant to an underwritten public offering. The Notes Offering and the Common Stock Offering are each conditioned on the consummation of the other.



    The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, which will include borrowings under the Credit Facility (as defined herein). As of June 30, 1996, on a pro forma basis after giving effect to the Corporate Reorganization, the Offerings and the application of the proceeds therefrom, as described under "Use of Proceeds", the Company would have had $0.4 million of Senior Indebtedness. No indebtedness of the Company is expressly subordinated to the Notes. Initially, both the Notes and the Credit Facility will be effectively subordinated to liabilities of the Company's subsidiaries. On a pro forma basis, the total liabilities of the Company's subsidiaries were $6.5 million at June 30, 1996, all of which were operating liabilities. See "Risk Factors," "Capitalization" and "Description of Notes."



    The Notes will be represented by a Global Certificate registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary (the "Depositary"). Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes--Book-Entry, Delivery and Form."



    The Company does not intend to list the Notes on any national securities exchange. See "Risk Factors-- Absence of Public Market." Application has been made to list the Common Stock on The Nasdaq Stock Market's National Market ("Nasdaq National Market") under the symbol "COSE".



    SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION  NOR HAS THE
       SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
       COMMISSION   PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THE
          PROSPECTUS. ANY    REPRESENTATION  TO THE  CONTRARY IS  A
                               CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------------------

                                                         Price to        Underwriting      Proceeds to
                                                        Public (1)      Discounts (2)     Company (1)(3)
- ---------------------------------------------------------------------------------------------------------
Per Note...........................................         %                 %                 %
Total..............................................    $100,000,000           $                 $
- ---------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from         , 1996.

(2) The Company has agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(3) Before deducting expenses payable by the Company, estimated at $600,000.


    The Notes are being offered, subject to prior sale, by the Underwriters when, as and if issued to and accepted by the Underwriters, and subject to various prior conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected
that delivery of the Global Certificate will be made on or about               ,
1996 in book-entry form through the facilities of the Depositary, against payment therefor.

NATIONSBANC CAPITAL MARKETS, INC.  PRUDENTIAL SECURITIES INCORPORATED


                The date of this Prospectus is          , 1996.

                            PRIMARY OPERATING AREAS



              [A GEOGRAPHICAL MAP INDICATING WHERE THE COMPANY HAS
                      OIL AND GAS PROPERTIES AND OFFICES]



    IN CONNECTION WITH THIS NOTES OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OPEN MARKET OR OTHERWISE. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION, FINANCIAL STATEMENTS AND OTHER DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. THE PRO FORMA INFORMATION GIVES EFFECT TO THE CONVERSION OF COSTILLA FROM A LIMITED LIABILITY COMPANY TO A CORPORATION, CERTAIN MATERIAL ACQUISITIONS AND THE OFFERINGS AND THE APPLICATION OF THE ESTIMATED NET PROCEEDS THEREFROM. SEE "-- SIGNIFICANT ACQUISITIONS," "THE COMPANY -- CORPORATE REORGANIZATION," AND "USE OF PROCEEDS." AS USED HEREIN, REFERENCES TO THE COMPANY OR TO COSTILLA ARE TO COSTILLA ENERGY, INC. AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION WITH RESPECT TO THE COMMON STOCK OFFERING WILL NOT BE EXERCISED. CERTAIN OIL AND GAS TERMS USED IN THIS PROSPECTUS ARE DEFINED IN THE "GLOSSARY" INCLUDED HEREIN. CERTAIN TERMS USED IN CONNECTION WITH THE NOTES ARE DEFINED UNDER "DESCRIPTION OF NOTES -- CERTAIN DEFINITIONS." "ADJUSTED EBITDA," AS USED HEREIN, MEANS NET INCOME (LOSS), PLUS INTEREST, INCOME TAXES, DEPRECIATION, DEPLETION AND AMORTIZATION, EXPLORATION AND ABANDONMENT COSTS AND EXTRAORDINARY LOSS FROM EXTINGUISHMENT OF DEBT.


                                  THE COMPANY


    Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. The Company's primary operations are in the Permian Basin area of Texas and New Mexico, the Gulf Coast and the Rocky Mountain regions. The Company's strategy focuses on increasing reserves through a targeted exploration program, the exploitation of its existing properties and selective property acquisitions. In addition, the Company recently acquired an interest in an entity which has a concession for the development of mineral interests in the Republic of Moldova, in Eastern Europe. The Company also has minor interests in the domestic gas gathering and transmission business.



    The Company's predecessor began operating in 1988 with the strategy of acquiring and exploiting undervalued oil and gas properties, and at December 31, 1992 had net proved reserves of 4.7 MMBOE. Since January 1, 1993, the Company has successfully closed seven transactions for an aggregate purchase price of approximately $101 million. As of April 1, 1996, the Company had total estimated net proved reserves of 16.5 Mmbbls of oil and 112.9 Bcf of gas, aggregating 35.3 MMBOE, with a PV-10 Value of approximately $179.5 million, assuming the 1996 Acquisition (as defined below) had occurred at April 1, 1996. The Company also has a substantial undeveloped acreage position consisting of 180,704 gross (165,166 net) acres at June 30, 1996. The Company has identified in excess of 200 drilling locations of which 78 are included in its proved reserves.



    Costilla  has  in-house  exploration   expertise  which  uses  3-D   seismic
technology as a primary tool to identify drilling opportunities and has experienced high rates of success in each of its first two major 3-D seismic drilling programs. Since 1994, the Company has drilled 26 wells based on these 3-D surveys, 23 of which have been productive. The Company has recently completed two additional 3-D surveys and intends to commence drilling on one of these acreage blocks in the second half of 1996. The Company currently plans to drill 81 wells through 1997 based on its 3-D surveys.



    Since 1993, Costilla has generated significant growth in reserves, production and Adjusted EBITDA. The Company increased its estimated proved reserves from 6.0 MMBOE at December 31, 1993 to 35.3 MMBOE at April 1, 1996 (pro forma for the 1996 Acquisition), representing a compound annual growth rate of 114%. This reserve growth has been achieved at an average all-in finding cost of $3.60 per BOE over such period, a level which the Company believes is lower than industry averages. Concurrently, the Company increased its average net daily production from 827 BOE for the year ended December 31, 1993 to 10,703 BOE for the three months ended March 31, 1996 (pro forma for the 1996 Acquisition), representing a compound annual growth rate of 195%. Adjusted EBITDA increased at a 240% compound annual growth rate from $1.8 million for 1993 to $20.8 million for 1995 (pro forma for the 1995 Acquisition and the 1996 Acquisition).

                               BUSINESS STRATEGY


    The Company's strategy is to increase its oil and gas reserves, production and cash flow from operations through a two-pronged approach which combines an active exploration program using 3-D seismic and other technological advances with the acquisition and exploitation of producing properties. The Company seeks to reduce its operating and commodity risks by holding a geographically diverse portfolio of properties, the reserves attributable to which are approximately balanced between oil and gas. The Company also seeks to manage the elements of its business strategy through the operation of a significant portion of its properties, the use of a rate of return analysis and the direct marketing and hedging of its oil and gas production. The elements of the Company's strategy may be further described as follows:



- -   EXPLORATION   EFFORTS.     The  Company  uses   extensive  geological  and
    geophysical analysis to carefully focus its 3-D seismic surveys. This focus allows the Company to successfully direct the size and scope of its exploration program in order to improve the likelihood of success while managing overall exploration costs. The Company's exploration efforts are concentrated currently on known producing regions. The Company plans to drill 24 exploratory wells during the last half of 1996 and 36 exploratory wells in 1997. Capital budgeted for exploration activities is $8.1 million for the last six months of 1996 and $10.8 million for 1997.



- -   EXPLOITATION  ACTIVITIES.    The  Company  is  actively  pursuing numerous
    exploitation opportunities within its existing properties, including areas where no proved reserves are currently assigned. Exploitation activities currently in progress include a carbon dioxide flood, recompletions, workovers, infill and horizontal drilling and a secondary recovery project. The Company's capital budget for such activities is $8.5 million for the last six months of 1996 and $9.2 million for 1997, which includes the drilling of 12 development wells in 1996 and 13 development wells in 1997.


- -   PROPERTY ACQUISITIONS.  The Company seeks to acquire producing  properties where it has identified opportunities to increase production and reserves through both exploitation and exploration activities. The Company has increased the value of its acquisitions by aggressively managing the operations of existing proved properties and by successfully identifying and developing previously unproved reserves on acquired acreage. The Company seeks to acquire reserves which will fit its existing portfolio, are generally not being actively marketed and where a negotiated sale would be the method of purchase. The Company does not rely on major oil company divestitures or property auctions.

- -   PROPERTY  DIVERSIFICATION.  The  Company holds a portfolio  of oil and gas properties located in the Permian Basin, the Gulf Coast and the Rocky Mountain regions. The Company believes that by conducting its activities in distinct regions it is able to reduce commodity price and other operational risks. The Company's Moldovan interest is an extension of this strategy and can be characterized by low initial costs, significant reserve potential and the availability of technical data that may be further developed by the Company.


- -   CONTROL  OF  OPERATIONS.   The  Company  prefers  to operate  and  own the
    majority working interest in its properties. This allows the Company greater control over future development, drilling, completing and lifting costs and marketing of production. At April 1, 1996, the Company operated wells constituting approximately 65% of its total PV-10 Value (pro forma for the 1996 Acquisition).

                            SIGNIFICANT ACQUISITIONS


    1995 ACQUISITION. In a $46.6 million acquisition completed in June 1995, the Company acquired a group of oil and gas properties located in the Permian Basin, Gulf Coast and Rocky Mountain regions. At the date of acquisition, the net proved reserves included 7.1 Mmbbls of oil and 44.1 Bcf of gas, aggregating
14.4 MMBOE. From the date of acquisition until March 31, 1996, the Company produced 1.1 MMBOE from the acquired properties and sold a portion of the acquired properties for approximately $3.6 million. At April 1, 1996, the net proved reserves of the remaining properties were 13.4 MMBOE. The acquired properties also included 103,010 gross (93,786 net) undeveloped acres.



    1996 ACQUISITION. In June 1996, the Company acquired a group of oil and gas properties located primarily in the Permian Basin and Gulf Coast regions for approximately $42.5 million. This acquisition included properties with net proved reserves at April 1, 1996 of 5.0 Mmbbls of oil and 33.5 Bcf of gas, aggregating 10.6 MMBOE. The acquired properties also included 40,092 gross (14,512 net) undeveloped acres and a pipeline located in Pennsylvania which had an allocated purchase price of $3.5 million.


                              DRILLING ACTIVITIES


    Exploration efforts since January 1, 1996 include the drilling of eight wells located on the Company's Edwards/McElroy Ranch Prospect in the Permian Basin. While two of such wells are in various stages of drilling or completion, the remaining six wells have been completed as producers. Three of the productive wells have resulted in separate field discoveries which have confirmed the Company's seismic interpretation of a significant trend. Since beginning operations on this prospect, the Company has drilled ten producing wells and one dry hole. As a result, the Company has identified up to 75 additional drilling locations, three of which are included in the Company's proved reserves.



    The Company has also continued drilling in the McGyver-Green Acres 3-D Prospect. Since commencing activity in this prospect in July 1994 the Company has drilled 15 wells, of which 12 have been successful. During June 1996, the average daily production from the producing wells in this prospect was approximately 83 BOE per well. The Company has identified 41 additional drilling locations in the McGyver-Green Acres Prospect, 14 of which are included in the Company's proved reserves.



    The Company has also drilled and completed nine development wells in the Permian Basin and Gulf Coast regions since the beginning of 1996. Currently, the Company's principal exploitation activities include a carbon dioxide flood in the East Goldsmith Unit, infill drilling primarily in the Permian Basin and horizontal drilling in the Susan Peak Field.

                                  THE OFFERING


Securities Offered..........................  $100,000,000  aggregate  principal  amount  of
                                                      %  Senior Subordinated  Notes due 2006
                                              of the Company (the "Notes").
Maturity Date...............................  , 2006.
Interest Payment Dates......................  and         , commencing         , 1997.
Optional Redemption.........................  On or after           , 2001, the Company  may
                                              redeem  the Notes, in whole or in part, at the
                                              redemption  prices  set  forth  herein,   plus
                                              accrued  and unpaid  interest, if  any, to the
                                              date  of   redemption.   Notwithstanding   the
                                              foregoing,  at any time on or before         ,
                                              1999, the Company may redeem up to 30% of  the
                                              original  aggregate  principal  amount  of the
                                              Notes with  the  net  proceeds  of  an  Equity
                                              Offering  (as defined herein)  at a redemption
                                              price equal to     % of  the principal  amount
                                              thereof,  plus accrued and unpaid interest, if
                                              any, to the date of redemption, provided  that
                                              at   least  70%  of   the  original  aggregate
                                              principal   amount   of   the   Notes   remain
                                              outstanding immediately after such redemption.
                                              See   "Description   of   Notes   --  Optional
                                              Redemption."
Mandatory Redemption........................  None, except at maturity on         , 2006.
Ranking.....................................  The   Notes   will   be   general    unsecured
                                              obligations  of  the Company,  subordinated in
                                              right of payment  to all  existing and  future
                                              Senior Indebtedness of the Company, which will
                                              include  borrowings under the Credit Facility.
                                              At June 30, 1996, on  a pro forma basis  after
                                              giving effect to the Corporate Reorganization,
                                              the  Offerings and the  application of the net
                                              proceeds therefrom, the Company would have had
                                              $0.4 million of Senior Indebtedness. The Notes
                                              also will be  effectively subordinated to  all
                                              indebtedness  and  other  liabilities  of  the
                                              Company's subsidiaries until such subsidiaries
                                              (the   'Subsidiaries   Guarantors")    deliver
                                              Subsidiary Guarantees to fully and
                                              unconditionally   guarantee  the  Notes  on  a
                                              senior  subordinated  basis  (the  "Subsidiary
                                              Guarantees").    At   June   30,   1996,   the
                                              subsidiaries'  total  liabilities  were   $6.5
                                              million,   all   of   which   were   operating
                                              liabilities.  The   indenture  requires   each
                                              Subsidiary  to deliver  a Subsidiary Guarantee
                                              as  a   condition   to   its   incurrence   of
                                              Indebtedness (other than intercompany
                                              Indebtedness).  At the date  of the Indenture,
                                              there will  be no  Subsidiary Guarantees.  See
                                              "Description  of  Notes --  Subordination" and
                                              "-- Subsidiary Guarantees."

Change of Control...........................  Upon a Change of Control (as defined  herein), the  Company will be required to make an offer
                                              to repurchase all outstanding Notes at 101% of
                                              the principal amount thereof plus accrued  and
                                              unpaid  interest thereon, if  any, to the date
                                              of repurchase.  See "Description  of Notes  --
                                              Repurchase  at the Option of Holders -- Change
                                              of Control."
Covenants...................................  The Indenture pursuant to which the Notes will be issued  (the  "Indenture")  will  restrict,
                                              among  other things, the  Company's ability to
                                              incur additional  indebtedness, pay  dividends
                                              or  make  certain  other  restricted payments,
                                              incur  liens   to   secure   PARI   PASSU   or
                                              subordinated  indebtedness, engage in any sale
                                              and  leaseback  transaction,  sell  stock   of
                                              subsidiaries,  apply net proceeds from certain
                                              asset sales,  merge  or consolidate  with  any
                                              other  person, sell,  assign, transfer, lease,
                                              convey or otherwise  dispose of  substantially
                                              all  of the assets of  the Company, enter into
                                              certain transactions with affiliates, or incur
                                              indebtedness that is  subordinate in right  of
                                              payment  to any Senior Indebtedness and senior
                                              in right of payment to the Notes.
Common Stock Offering.......................  Concurrently  with  the  Notes  Offering,  the
                                              Company is offering 4,000,000 shares of Common
                                              Stock   to  the  public.   See  "Common  Stock
                                              Offering." The closings of the Notes  Offering
                                              and   the  Common  Stock   Offering  are  each
                                              conditioned  upon  the  consummation  of   the
                                              other.
Use of Proceeds.............................  The Company intends to use the net proceeds of the  Notes  Offering,  together  with  the net
                                              proceeds of the Common  Stock Offering (i)  to
                                              repay   existing  indebtedness,  (ii)  to  pay
                                              certain costs incurred in connection with  the
                                              Corporate  Reorganization (as defined herein),
                                              including   redeeming    certain    membership
                                              interests  of  the  Company's  predecessor and
                                              (iii) for general corporate purposes. See "Use
                                              of Proceeds."


                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Notes.

                         SUMMARY FINANCIAL INFORMATION


    The following table sets forth certain summary historical and pro forma financial data of the Company. The historical information should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. The Company acquired significant producing oil and gas properties in certain of the periods presented which affect the comparability of the historical financial and operating data for the periods presented. The pro forma information should be read in conjunction with the Pro Forma Condensed Financial Statements and notes thereto included elsewhere in this Prospectus. Neither the historical results nor the pro forma results are necessarily indicative of the Company's future operations or financial results.



                                                                 YEAR ENDED DECEMBER 31,               SIX MONTHS ENDED JUNE 30,
                                                        ------------------------------------------  -------------------------------
                                                                  HISTORICAL             PRO FORMA       HISTORICAL       PRO FORMA
                                                        -------------------------------  ---------  --------------------  ---------
                                                          1993       1994       1995      1995(1)     1995       1996      1996(1)
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                     (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues............................................  $   4,397  $   7,836  $  21,816  $  52,637  $   5,573  $  19,525  $  28,748
  Expenses:
    Oil and gas production............................      1,688      2,351     10,355     26,937      2,413      8,278     13,295
    General and administrative........................        952      1,184      3,571      4,850      1,008      2,809      3,010
    Exploration and abandonments......................        218        793      1,650      2,761      1,007        308        555
    Depreciation, depletion and amortization..........        884      1,847      5,958     14,176      1,367      4,620      6,981
    Interest..........................................        605      1,458      4,591     11,635      1,046      4,156      5,817
    Other.............................................         --         --          2          2         --         --         --
  Net income (loss) before income taxes and
   extraordinary item.................................         50        203     (4,311)    (7,724)    (1,268)      (646)      (910)
  Pro forma earnings (loss) per common share..........         --         --         --      (0.78)        --         --      (0.09)
  Pro forma weighted average common shares
   outstanding........................................         --         --         --      9,861         --         --     10,000
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in):
    Operating activities..............................  $     322  $   1,527  $   6,366         --  $  (3,040) $    (122)        --
    Investing activities..............................     (6,731)   (12,146)   (62,467)        --    (57,773)   (49,723)        --
    Financing activities..............................      6,315     10,618     58,830         --     62,094     48,143         --
OTHER FINANCIAL DATA:
  Capital expenditures................................  $   6,862  $  11,868  $  62,220         --  $  57,773  $  49,723         --
  Adjusted EBITDA (2).................................      1,757      4,301      7,888  $  20,848      2,152      8,438  $  12,443
  Adjusted EBITDA/interest expense (2)................        2.9x       2.9x       1.7x       1.8x       2.1x       2.0x       2.1x
  Ratio of earnings to fixed charges (3)..............        1.0        1.1         --         --         --         --         --
BALANCE SHEET DATA (AS OF PERIOD END):
  Working capital.....................................  $   1,612  $   1,081  $   2,496         --         --  $   4,266  $  13,757
  Total assets........................................     13,365     24,904     87,367         --         --    135,047    146,434
  Total debt..........................................     12,006     23,613     71,494         --         --    122,365    100,365
  Redeemable members' capital.........................         --         --     12,278         --         --     13,557         --
  Members' capital....................................         51       (747)    (8,147)        --         --    (11,712)        --
  Pro forma stockholders' equity......................         --         --         --         --         --         --     35,232
  ACNTA (4)...........................................                                                                      200,923
  Ratio of ACNTA to total debt........................         --         --         --         --         --         --        2.0x


- ------------------------------

(1) Assumes that the 1995 Acquisition, the 1996 Acquisition, the Corporate Reorganization (as defined in "The Company-- Corporate Reorganization") and the Offerings and the application of proceeds therefrom had taken place on June 30, 1996 for purposes of the Balance Sheet Data (to the extent not already reflected) and as of January 1, 1995 for purposes of Statement of Operations Data and Other Financial Data.


(2) Adjusted EBITDA and the ratio of Adjusted EBITDA to interest expense are presented because of their wide acceptance as financial indicators of a company's ability to service or incur debt. Adjusted EBITDA (as used herein) is calculated by adding interest, income taxes, depreciation, depletion and amortization, exploration and abandonment costs and extraordinary loss resulting from extinguishment of debt to net income
     (loss). The ratio of Adjusted EBITDA to interest expense is calculated by dividing Adjusted EBITDA by interest. Interest includes interest expense accrued and amortization of deferred financing costs. Adjusted EBITDA and the ratio of Adjusted EBITDA to interest expense should not be considered as alternatives to earnings (loss), or operating earnings (loss), as defined by generally accepted accounting principles, as indicators of the Company's financial performance or to cash flow as a measure of liquidity.


(3) For purposes of calculating the ratio of earnings to fixed charges, "earnings" are net income (loss) before extraordinary loss resulting from extinguishment of debt, plus income taxes and fixed charges. Fixed charges are comprised of interest on indebtedness, amortization of deferred financing costs, and that portion of operating lease expense which is deemed to be representative of an interest factor. Earnings were insufficient to cover fixed charges by $4,311,000, $1,268,000 and $646,000 for the historical periods ended December 31, 1995, June 30, 1995 and June 30, 1996, respectively, and $7,724,000 and $910,000 for the pro forma periods ended December 31, 1995 and June 30, 1996, respectively.


(4) ACNTA means Adjusted Consolidated Net Tangible Assets as defined in the Indenture. See "Description of Notes-- Certain Definitions."

                              SUMMARY RESERVE DATA


                                                                 AS OF DECEMBER 31,           AS OF APRIL 1, 1996
                                                           -------------------------------  ------------------------
                                                             1993       1994       1995      ACTUAL    PRO FORMA(1)
                                                           ---------  ---------  ---------  ---------  -------------
ESTIMATED PROVED RESERVES (2):
  Oil (MBbls)............................................      2,365      4,009     10,788     11,479        16,476
  Gas (Mmcf).............................................     21,619     27,512     78,152     79,420       112,920
  MBOE...................................................      5,968      8,594     23,813     24,716        35,296
  Percent of proved developed reserves...................       67.0%      62.3%      76.1%      73.9%         78.2%
  Present value of estimated future net cash flow, before
   income taxes, discounted at 10% (in thousands)........  $  26,377  $  36,779  $ 113,296  $ 129,091   $   179,527
  Reserve life index (in years) (3)......................       19.7       14.4       13.6         --            --
RESERVE REPLACEMENT DATA:
  Production replacement ratio (4).......................        513%       549%       969%        --            --
  All-in finding costs per BOE (5).......................  $    4.31  $    3.67  $    3.43  $    2.84   $      3.72


- ------------------------------


(1) Gives effect to the 1996 Acquisition as if such transaction had occurred as of April 1, 1996.



(2) Estimates of net proved oil and gas reserves at April 1, 1996 are based on reports prepared by Williamson Petroleum Consultants, Inc. ("Williamson"), independent petroleum engineers. The 1995 reserve estimates were prepared by the Company and such estimates of gross reserves with respect to certain of the Company's producing properties were subject to a limited review by Williamson. Prior reserve estimates are based on information compiled by the Company. See "Risk Factors -- Uncertainty of Estimates of Proved Reserves and Future Net Revenues" and "Business and Properties -- Oil and Gas Reserves."


(3) Calculated by dividing year-end proved reserves by annual production for the most recent year.

(4) Calculated by dividing reserve additions through acquisitions of reserves, extensions and discoveries and revisions during the year by production for such year.


(5) The average all-in finding costs over the period January 1, 1993 through March 31, 1996 (pro forma for the 1996 Acquisition) was $3.60 per BOE.


                             SUMMARY OPERATING DATA


                                                             YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------
                                                                                                  SIX MONTHS ENDED JUNE 30,
                                                            HISTORICAL             PRO FORMA(1)              1996
                                                  -------------------------------  -------------  --------------------------
                                                    1993       1994       1995         1995        ACTUAL     PRO FORMA(1)
                                                  ---------  ---------  ---------  -------------  ---------  ---------------
PRODUCTION DATA:
  Oil (MBbls)...................................        158        330        950        2,085          709           990
  Gas (Mmcf)....................................        865      1,600      4,806       11,985        3,504         5,345
  MBOE..........................................        302        597      1,751        4,083        1,293         1,881
AVERAGE SALES PRICE PER UNIT:
  Oil (per Bbl).................................  $   16.93  $   15.25  $   15.53    $   15.75    $   18.99     $   18.26
  Gas (per Mcf).................................       1.82       1.63       1.45         1.59         1.91          1.87
COSTS PER BOE:
  Production costs, including severance taxes
   (2)..........................................  $    5.59  $    3.94  $    5.91    $    6.60    $    6.40     $    7.07
  Depreciation, depletion and amortization......       2.93       3.09       3.40         3.51         3.57          3.71


- ------------------------------

(1) Gives effect to the 1995 Acquisition and the 1996 Acquisition as if such transactions had occurred as of January 1, 1995.


(2) Production costs per BOE in 1995 and for the six months ended June 30, 1996 were unusually high as a result of relatively high workover expenses with respect to properties acquired in the 1995 Acquisition which did not produce related production improvements until subsequent periods. Additionally, the Company's 1995 production costs were adversely affected by expenses incurred in connection with plugging wells to comply with applicable regulatory requirements.

                                  RISK FACTORS

    PRIOR  TO  MAKING  AN  INVESTMENT  DECISION,  PROSPECTIVE  INVESTORS  SHOULD
CONSIDER  FULLY,  TOGETHER  WITH  THE   OTHER  INFORMATION  CONTAINED  IN   THIS
PROSPECTUS, THE FOLLOWING FACTORS.

SIGNIFICANT LEVERAGE AND DEBT SERVICE


    As of June 30, 1996, as adjusted for the Corporate Reorganization, the Offerings and the application of the net proceeds therefrom, the Company's total debt and stockholders' equity would have been $100.4 million and $35.2 million, respectively. See "Capitalization." In addition, the Company may currently incur additional indebtedness under its Credit Facility (as defined under "Description of Other Indebtedness"). Immediately following the consummation of the Offerings, the Credit Facility will afford the Company $50.0 million of available borrowing capacity, none of which is expected to be necessary to finance the Company's existing business plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Other Indebtedness."



    The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Credit Facility and the Indenture governing the Notes will require the Company to meet certain financial tests, and other restrictions may limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



    The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Earnings were insufficient to cover fixed charges by $4.3 million and $0.6 million for the year ended December 31, 1995 and six months ended June 30, 1996, respectively, and $7.7 million and $0.9 million for the pro forma year ended December 31, 1995 and six months ended June 30, 1996, respectively. Based upon the current and anticipated level of operations, the Company believes, however, that its cash flow from operations, together with amounts available under its Credit Facility and its other sources of liquidity, will be adequate to meet its anticipated requirements in the foreseeable future for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on the Company. For example, a default by the Company under the terms of the Indenture could result in a default under the terms of the Credit Facility.


SUBORDINATION OF NOTES AND SUBSIDIARY GUARANTEES


    The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including all indebtedness under the Credit Facility. As of June 30, 1996, after giving pro forma effect to the Corporate Reoganization, the Offerings and the application of the net proceeds therefrom, the Company would have had $0.4 million Senior Indebtedness outstanding and will have $50.0 million available under the Credit Facility, which, if borrowed, would be included as Senior Indebtedness. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness of the Company has been paid in full, and there may not be sufficient funds remaining to pay amounts due on any or all of the Notes outstanding. See "Description of Notes -- Subordination."


    The Indenture does not require the Subsidiaries to guarantee the payment of the Notes unless the Subsidiaries incur Indebtedness (other than intercompany Indebtedness). The Indenture prohibits Subsidiaries that are not Subsidiary Guarantors from incurring Indebtedness. The Notes will be effectively subordinated to claims of creditors (other than the Company) of the Subsidiaries that are not Subsidiary Guarantors, including trade creditors, taxing authorities and tort claimants. Such creditors generally will have priority as to the assets of such Subsidiaries over the claims and equity interests of the Company and, thereby indirectly, the holders of indebtedness of the Company, including the Notes. At June 30, 1996, on a pro forma basis, the Company's Subsidiaries had $6.5 million of liabilities, all of which were operating liabilities. Any Subsidiary Guarantees will be subordinated in right of payment to all existing and future Guarantor Senior Indebtedness (as herein defined) of the Subsidiary Guarantors. On the date of the Indenture there will be no Subsidiary Guarantees. See "Description of Notes -- Subordination" and "Description of Notes -- Incurrence of Indebtedness and Preferred Stock."


SUBSIDIARY GUARANTEES MAY TERMINATE; FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO SUBSIDIARY GUARANTEES


    The Indenture does not require any Subsidiary to guarantee the Notes unless such Subsidiary incurs Indebtedness (other than intercompany Indebtedness). On the date of the Indenture there will be no Subsidiary Guarantees. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court of competent jurisdiction to subordinate or avoid any Subsidiary Guarantee that may be delivered. To the extent that a court were to find that (x) a Subsidiary Guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or that such Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing its Subsidiary Guarantee and, at the time it issued the Subsidiary Guarantee, such Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Subsidiary Guarantee, (ii) was engaged or about to engage in a business or transaction for which the remaining assets of such Subsidiary Guarantor constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, a court could avoid or subordinate the Subsidiary Guarantee in favor of such Subsidiary Guarantor's other creditors. Among other things, a legal challenge of the Subsidiary Guarantee issued by such Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by such Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent the Subsidiary Guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the Notes would cease to have any claim against such Subsidiary Guarantor and would be creditors solely of the Company and any Subsidiary Guarantors whose Subsidiary Guarantees were not avoided or held unenforceable. In such event, the claims of the holders of the Notes against the issuer of an invalid Subsidiary Guarantee would be subject to the prior payment of all liabilities of such Subsidiary Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any avoided portions of any of the Subsidiary Guarantees.



    The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, however, a Subsidiary Guarantor may be considered insolvent if the sum of its debts, including contingent liabilities, was greater than the fair market value of all of its assets at a fair valuation, if the present fair market value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or if it had insufficient capital to carry on its business.

POTENTIAL INABILITY TO FUND A CHANGE OF CONTROL OFFER


    The Indenture provides that upon the occurrence of a Change of Control, the Company is required to offer to repurchase any or all of the outstanding Notes at a price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. Generally, a "Change of Control" includes any person or group other than Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman, the Chairman of the Board, President and Executive Vice President of the Company, respectively, acquiring 50% or more of the voting securities of the Company, and certain other events. If a Change of Control occurs, there is no assurance that the Company will have available funds sufficient to pay for the Notes tendered for repurchase. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control."



    If an offer to repurchase is required to be made and the Company does not have available funds sufficient to pay for Notes tendered for repurchase, an event of default would occur under the Indenture. The occurrence of an event of default could result in the acceleration of maturity of the Notes and of all amounts due under the Credit Facility. In addition, the Change of Control covenant in the Indenture could have the effect of discouraging a takeover of the Company by making such an attempt potentially more expensive.


UNCERTAINTY OF ESTIMATES OF PROVED RESERVES AND FUTURE NET CASH FLOWS


    There are numerous uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth in this Prospectus are estimates only. Although the
Company believes such estimates to be reasonable, reserve estimates are imprecise and should be expected to change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be exactly measured, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Moreover, there can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves will be developed within the periods anticipated. Variances from the estimates contained herein could be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about production levels, prices and costs, which may not be correct. The Company emphasizes with respect to such estimates that the discounted future net cash flows should not be construed as representative of the fair market value of the proved oil and gas properties belonging to the Company, because discounted future net cash flows are based upon projected cash flows that do not provide for changes in oil and gas prices or for escalation of expenses and capital costs. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual results may differ materially from the results estimated. Prospective purchasers of Notes are cautioned not to place undue reliance on the reserve data included in this Prospectus.


ACQUISITION RISKS

    The Company's rapid growth in recent years has been largely the result of acquisitions of producing properties. The Company expects to continue to evaluate and pursue acquisition opportunities available on terms management considers favorable to the Company. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. Such an assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties it believes to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties fully to assess their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. The Company is generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis.

VOLATILITY OF OIL AND GAS PRICES

    The Company's financial results and, therefore, its ability to service its debt, including the Notes, are significantly affected by the price received for the Company's oil and gas production. Historically, the markets for oil and gas have been volatile and may continue to be volatile in the future. Prices of oil and gas are subject to wide fluctuations in response to market uncertainty, changes in supply and demand and a variety of additional factors, all of which are beyond the control of the Company. These factors include domestic and foreign political conditions, the overall level of supply of and demand for oil and gas, the price of imported oil and gas, weather conditions, the price and availability of alternative fuels and overall economic conditions. The Company's future financial condition and results of operations will be dependent, in part, upon the prices received for the Company's oil and gas production, as well as the costs of acquiring, finding, developing and producing reserves. To reduce its exposure to price risks in the sale of its oil and gas, the Company enters into hedging arrangements from time to time. Although the Company hedges a significant portion of its production, any substantial or extended decline in the price of oil and gas would have a material adverse effect on the Company's financial condition and results of operations, as well as reduce the amount of the Company's oil and gas that could be produced economically. Moreover, if oil and gas prices fall materially below their current levels, the availability of funds and the Company's ability to repay outstanding amounts under its Credit Facility and the Notes could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONFLICTS OF INTEREST


    The Company has a continuing relationship with A&P Meter Sales and Services, Inc. ("A&P"), a corporation in which Messrs. Liedtke, Grella and Musselman own 60.0% of the outstanding common stock. A&P owes the Company $437,000 (including accrued interest through December 31, 1995) pursuant to a promissory note under which the Company is not entitled to any principal or interest payments until December 31, 2004. A&P also owes the Company $247,000, which is represented by a promissory note payable upon demand. See "Certain Transactions."


    Under the Company's current credit arrangements, Messrs. Liedtke, Grella and Musselman are each liable for a portion of the Company's existing debt (see "Description of Other Indebtedness") pursuant to limited guaranties. However, these individuals will not be liable for, or guarantee amounts due under, the Credit Facility or the indebtedness represented by the Notes.

DEPENDENCE ON KEY PERSONNEL


    The Company depends to a large extent on the services of Messrs. Liedtke, Grella and Musselman. The loss of the services of any of Messrs. Liedtke, Grella or Musselman could have a material adverse effect on the Company's operations. Pursuant to employment agreements which are to be effective upon the consummation of the Offerings, Messrs. Liedtke, Grella and Musselman have agreed not to compete with the Company for a one-year period should they voluntarily leave the Company's employment or should their employment be terminated for cause within the initial three-year term of each employment agreement. The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel. See "Management."


CONTROL OF THE COMPANY

    If the Offerings are completed, Messrs. Liedtke, Grella and Musselman will own directly and indirectly, in the aggregate, 49.2% of the outstanding Common Stock (or 46.4% if the underwriters' over-allotment option in the Common Stock Offering is exercised in full). Accordingly, Messrs. Liedtke, Grella and Musselman may be able to exercise significant influence over the election of directors of the Company and the control of the Company's management, operations and affairs. See "Security Ownership of Certain Beneficial Owners and Management."

FOREIGN INVESTMENT

    The Company's investment in Moldova involves risks typically associated with investments in emerging markets such as foreign exchange restrictions and currency fluctuations, foreign taxation, changing political conditions, foreign and domestic monetary and tax policies, expropriation, nationalization, nullification, modification or renegotiation of contracts, war and civil disturbances and other risks that may limit or disrupt markets. In addition, if a dispute arises in its Moldovan operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the United States. The Company attempts to conduct its business and financial affairs so as to protect against political and economic risks applicable to operations in Moldova, but there can be no assurance the Company will be successful in so protecting itself.

DRILLING RISKS

    Drilling involves numerous risks, including the risk that no commercially productive oil or gas will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions and shortages or delays in the delivery of equipment. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's future results of operations and financial condition.

OPERATING HAZARD AND UNINSURED RISKS

    The Company's operations are subject to hazards and risks inherent in the drilling for and production and transportation of oil and gas, including fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury or loss of life, severe damage to and destruction of properties of the Company and others, and suspension of operations. Although the Company maintains insurance coverage that it considers to be adequate and customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of high premium costs. The occurrence of a significant event not fully covered by insurance could have a material adverse effect on the Company's financial condition and results of operations.

COMPETITION

    The Company encounters substantial competition in acquiring properties, marketing oil and gas and securing trained personnel. Many competitors have substantially larger financial resources, staffs and facilities. See "Business and Properties -- Competition and Markets."

GOVERNMENT LAWS AND REGULATIONS

    The Company's operations are affected from time to time in varying degrees by political developments and federal, state and local laws and regulations. In particular, oil and gas production, operations and economics are or have been significantly affected by price controls, taxes and other laws relating to the oil and gas industry, by changes in such laws and by changes in administrative regulations. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business, financial condition or results of operations. See "Business and Properties -- Regulation."

ENVIRONMENTAL REGULATIONS

    The Company's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The Company believes that compliance with such laws has had no material adverse effect upon the Company's operations to date and that the cost of such compliance has not been material. Nevertheless, the discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. Moreover, the Company has agreed to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with the properties being purchased by the Company, including, without limitation, in connection with both the 1995 Acquisition and the 1996 Acquisition. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not materially adversely affect the Company's results of operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by the Company. See "Business and Properties -- Environmental Matters."

ABSENCE OF PUBLIC MARKET

    There is no existing public market for the Notes and the Company does not intend to list the Notes on any national securities exchange. Although the Underwriters have advised the Company that they currently intend to make a market in the Notes, the Underwriters are not obligated to do so and may discontinue such market-making at any time. Accordingly, there can be no assurance that an active market will develop upon completion of this Notes Offering or, if developed, that such market will be sustained. The initial offering price of the Notes will be determined through negotiations between the Company and the Underwriters, and may bear no relationship to the market price of the Notes after the Notes Offering. Factors such as quarterly or cyclical variations in the Company's financial condition and results of operations, variations in interest rates, future announcements concerning the Company or its competitors, government regulation, general economic and other conditions and developments affecting the oil and gas industry could cause the market price of the Notes to fluctuate substantially.

FORWARD-LOOKING STATEMENTS


    Certain statements contained in this Prospectus, including without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including without limitation under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business and Properties". Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                  THE COMPANY

GENERAL


    The Company is an independent energy company that is engaged in the acquisition, exploration, exploitation and development of oil and gas properties. The Company's primary operations are in the Permian Basin, the Gulf Coast and the Rocky Mountain regions. The Company recently acquired an interest in an entity which has a concession for the development of mineral interests in the Republic of Moldova, in Eastern Europe. The Company also has minor interests in the domestic gas gathering and transmission business.


CORPORATE REORGANIZATION


    Costilla was incorporated in Delaware in June 1996 to consolidate and continue the activities previously conducted by Costilla Energy, L.L.C., a Texas limited liability company (the "LLC"), and its wholly owned subsidiaries, to acquire the assets of CSL Management Corporation ("CSL") (which owns certain office equipment used by the Company), and to acquire the stock of Valley Gathering Company ("Valley"). Costilla has been formed solely for the purpose of conducting the Offerings, and has not commenced operations. Both CSL and Valley are owned by Messrs. Liedtke, Grella and Musselman. See "Certain Transactions."



    Contemporaneously with the closings of the Offerings: (1) the redeemable membership interests of NationsBanc Capital Corp. ("NBCC") in the LLC will be redeemed for $15.5 million; (2) the LLC will be merged into Costilla (the "Merger") and an aggregate of 6,000,000 shares of Common Stock will be issued to the four members of the LLC; (3) Costilla will acquire all of the issued and outstanding stock of Valley and the assets of CSL for $0.7 million; and (4) $4.3 million in distributions will be made to the members of the LLC, $3.5 million of which, in the case of Messrs. Liedtke, Grella and Musselman, will be provided to such persons for certain estimated income tax effects of the Merger. These transactions are referred to throughout this Prospectus as the "Corporate Reorganization." As a result of the Corporate Reorganization, Costilla will have four wholly owned subsidiaries: (i) Costilla Petroleum Corporation, a Texas corporation ("CPC"), which operates properties owned by Costilla and owns minor interests in the same properties; (ii) Statewide Minerals, Inc., a Texas corporation ("Statewide"), which is engaged in the purchase of small royalty and mineral interests; (iii) Valley, which owns several small gas gathering systems, a small gas processing plant, certain salt water disposal systems and gas compressors; and (iv) Costilla Pipeline Corporation, a Texas corporation ("Pipeline") which owns a gas pipeline in Pennsylvania held for resale. CSL will be dissolved. Costilla and CPC are the sole members of two Texas limited liability companies through which the Company's Moldovan operations are conducted. Costilla also owns a 45.0% interest in a Texas limited liability company which owns and operates a gas pipeline and associated facilities in Louisiana.


    The Company's executive offices are located at 400 West Illinois, Suite 1000, Midland, Texas, 79701 and its telephone number is (915) 683-3092.

                             COMMON STOCK OFFERING


    Concurrent with the Notes Offering, the Company is offering 4,000,000 shares of its Common Stock. The Notes Offering and the Common Stock Offering are each conditioned upon the consummation of the other.

                                USE OF PROCEEDS


    The net proceeds of the Offerings are estimated to be $151.5 million, assuming an initial public offering price of $15 per share in the Common Stock Offering ($159.8 million if the underwriters' over-allotment option with respect to the Common Stock Offering is exercised). Approximately $125.8 million of such proceeds, including all the net proceeds of the Notes Offering, will be used to repay all of the existing senior indebtedness of the Company (the "Existing Debt") incurred in connection with the 1996 Acquisition, and to refinance its previous credit facility. The Existing Debt matures in June 1999. Approximately $30.0 million of the Existing Debt currently bears interest at 14.0% per annum (increasing to 14.5% on September 13, 1996) and the balance currently bears interest at a rate selected by the Company equal to a base rate (generally the prime rate established by NationsBank, N.A.) plus 0.75% or LIBOR plus 3.0%. See "Description of Other Indebtedness." In addition, $20.5 million of the net proceeds will be used to pay certain amounts incurred in connection with the Corporate Reorganization, including $15.5 million to redeem certain membership interests of NBCC in the LLC prior to the Merger, $0.7 million to acquire the stock of Valley and the assets of CSL and $4.3 million in distributions to the members of the LLC, $3.5 million of which, in the case of Messrs. Liedtke, Grella and Musselman, will be provided to such persons for certain estimated federal income tax effects of the Merger. See "Certain Transactions." The remaining estimated net proceeds of $5.1 million will be used by the Company for general corporate purposes. Pending such uses, the remaining net proceeds will be invested in short-term, investment grade, interest-bearing securities.


    The following is a description of sources and uses of proceeds from the Offerings, assuming the underwriters' over-allotment option in connection with the Common Stock Offering is not exercised (in millions):


Sources:
  Notes Offering...................................................  $   100.0
  Common Stock Offering............................................       60.0
                                                                     ---------
                                                                     $   160.0
                                                                     ---------
                                                                     ---------
Uses:
  Refinance Existing Debt..........................................  $   125.8
  Redeem membership interests......................................       15.5
  Distributions to individual members to pay estimated income tax
   liability of such members.......................................        3.5
  Pro rata distribution to remaining member........................        0.8
  Purchase of stock of Valley and assets of CSL....................        0.7
  Working capital..................................................        5.1
  Estimated fees, commissions, underwriting discounts and expenses
   related to the Offerings........................................        8.6
                                                                     ---------
                                                                     $   160.0
                                                                     ---------
                                                                     ---------

                                 CAPITALIZATION


    The following table sets forth the unaudited capitalization of the Company as of June 30, 1996, on an historical basis and on a pro forma basis giving effect to the Corporate Reorganization and the Offerings and the application of the net proceeds therefrom, as if such transactions had been consummated as of June 30, 1996, assuming an initial offering price for the Common Stock in the Common Stock Offering of $15 per share. The following table should be read in conjunction with the Consolidated Financial Statements of the LLC, the unaudited Pro Forma Condensed Financial Statements, the related notes, and the other information contained elsewhere in this Prospectus, including the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations." For further information regarding the terms of the long-term debt reflected in the following table, see "Description of Other Indebtedness" and Note 7 and Note 12 of the Notes to Consolidated Financial Statements.



                                                                                               JUNE 30, 1996
                                                                                          ------------------------
                                                                                          HISTORICAL    PRO FORMA
                                                                                          -----------  -----------
                                                                                               (IN THOUSANDS)
Long-term debt:
  Existing debt.........................................................................  $   122,365  $       365
  Credit Facility.......................................................................           --           --
     % Senior Subordinated Notes due 2006...............................................           --      100,000
                                                                                          -----------  -----------
Total long-term debt....................................................................      122,365      100,365
                                                                                          -----------  -----------
Redeemable members' capital.............................................................       13,557           --
                                                                                          -----------  -----------
Members' capital and stockholders' equity:
  Members' capital......................................................................      (11,712)          --
  Preferred stock, $.10 par value (3,000,000 shares authorized; no shares issued or
   outstanding).........................................................................           --           --
  Common Stock, $.10 par value (20,000,000 shares authorized; no shares outstanding
   actual, 10,000,000 shares outstanding pro forma).....................................           --        1,000
  Paid-in capital.......................................................................           --       34,232
                                                                                          -----------  -----------
Total members' capital and stockholders' equity.........................................      (11,712)      35,232
                                                                                          -----------  -----------
Total capitalization....................................................................  $   124,210  $   135,597
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                    PRO FORMA CONDENSED FINANCIAL STATEMENTS


    The unaudited Pro Forma Condensed Financial Statements of the Company have been prepared to give effect to the 1995 Acquisition and the 1996 Acquisition, the Corporate Reorganization, and the Offerings and the application of the estimated net proceeds therefrom as if such transactions (to the extent not already reflected) had taken place on June 30, 1996 for purposes of the Pro Forma Condensed Balance Sheet and as if the transactions had taken place on January 1, 1995 for purposes of the Pro Forma Condensed Statements of Operations. The Pro Forma Condensed Financial Statements of the Company are not necessarily indicative of the results for the periods presented had the 1995 Acquisition and the 1996 Acquisition, the Corporate Reorganization, and the Offerings and the application of the estimated net proceeds therefrom taken place on January 1, 1995. In addition, future results may vary significantly from the results reflected in the accompanying Pro Forma Condensed Financial Statements because of normal production declines, changes in product prices, and the success of future exploration and development activities, among other factors. This information should be read in conjunction with the Consolidated Financial Statements of Costilla Energy, L.L.C. and subsidiaries, and the Statements of Revenues and Direct Operating Expenses with respect to the properties acquired in the 1995 Acquisition and the 1996 Acquisition, all included elsewhere herein.

                             COSTILLA ENERGY, INC.

                 PRO FORMA CONDENSED BALANCE SHEET -- UNAUDITED


                                 JUNE 30, 1996


                                 (IN THOUSANDS)

                                                                                                       PRO FORMA
                                                                                         PRO FORMA     COSTILLA
                                                                           COSTILLA       OFFERING      ENERGY,
                                ASSETS                                      L.L.C.      ADJUSTMENTS      INC.
- -----------------------------------------------------------------------  -------------  ------------  -----------
Current assets:
  Cash and cash equivalents............................................    $   1,164    $     (700)(1)  $  10,655
                                                                                           151,450(3)
                                                                                          (141,259)(4)
  Accounts receivable..................................................        8,785                       8,785
  Prepaid and other current assets.....................................        2,629                       2,629
                                                                         -------------                -----------
      Total current assets.............................................       12,578                      22,069
Oil and gas properties, using the successful efforts method of accounting:
  Proved properties....................................................      126,809                     125,809
  Unproved properties..................................................        4,615                       4,615
  Accumulated depreciation, depletion and amortization.................      (13,933)                    (13,933)
                                                                         -------------                -----------
Other property and equipment, net......................................        1,640           700(1)      2,340
Deferred charges (Note 2)..............................................        2,654         3,850(3)      3,850
                                                                                            (2,654)(4)
Note receivable -- affiliate...........................................          684                         684
                                                                         -------------                -----------
                                                                           $ 135,047                   $ 146,434
                                                                         -------------                -----------
                                                                         -------------                -----------

          LIABILITIES, REDEEMABLE MEMBERS' CAPITAL AND EQUITY
- -----------------------------------------------------------------------
Current liabilities:
  Current maturities of long-term debt.................................    $      98                   $      98
  Trade accounts payable...............................................        4,587                       4,587
  Undistributed revenue................................................        1,524                       1,524
  Other current liabilities............................................        2,103                       2,103
                                                                         -------------                -----------
      Total current liabilities........................................        8,312                       8,312
Long-term debt, less current maturities................................      122,267       100,000(3)    100,267
                                                                                          (122,000)(4)
Deferred income........................................................        2,623                       2,623
                                                                         -------------                -----------
      Total liabilities................................................      133,202                     111,202
Redeemable members' capital............................................       13,557       (13,557)(4)         --
Members' capital and stockholders' equity:
  Members' capital.....................................................      (11,712)       11,712(2)         --
  Preferred stock, $.10 par value (3,000,000 shares authorized; no
   shares outstanding).................................................           --                          --
  Common Stock, $.10 par value (20,000,000 shares authorized; no shares
   outstanding historical, 10,000,000 shares outstanding pro forma)....           --         1,000(3)      1,000
  Paid-in capital......................................................           --        (2,654)(4)     34,232
                                                                                            (1,443)(4)
                                                                                            (4,259)(4)
                                                                                            54,300(3)
                                                                                           (11,712)(2)
                                                                         -------------                -----------
  Total members' capital and stockholders' equity......................      (11,712)                     35,232
                                                                         -------------                -----------
                                                                           $ 135,047                   $ 146,434
                                                                         -------------                -----------
                                                                         -------------                -----------


 See accompanying notes to unaudited pro forma condensed financial statements.

                             COSTILLA ENERGY, INC.

            PRO FORMA CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED

                          YEAR ENDED DECEMBER 31, 1995

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  PRE OFFERING    PRO FORMA
                                            COSTILLA        1995         1996        PRO FORMA      COSTILLA       OFFERING
                                             L.L.C.      ACQUISITION  ACQUISITION   ADJUSTMENTS      L.L.C.      ADJUSTMENTS
                                          -------------  -----------  -----------  -------------  -------------  ------------
Revenues................................    $  21,816     $  10,930    $  19,891                    $  52,637
                                          -------------  -----------  -----------                 -------------
Expenses:
  Oil and gas production................       10,355         5,473       11,409    $    (300)(1)      26,937
  General and administrative............        3,571            --           --         (172)(1)       4,850
                                                                                        1,451(5)
  Exploration and abandonments..........        1,650           109        1,002                        2,761
  Depreciation, depletion and
   amortization.........................        5,958            --           --          100(1)       14,176
                                                                                        8,118(6)
  Interest..............................        4,591            --           --       10,046(7)       14,637    $   3,002(8)
  Other.................................            2            --           --                            2
                                          -------------  -----------  -----------                 -------------
                                               26,127         5,582       12,411                       63,363
                                          -------------  -----------  -----------                 -------------
Net income (loss) before federal income
 taxes..................................       (4,311)        5,348        7,480                      (10,726)
Provision for federal income taxes......            3            --           --                            3
                                          -------------  -----------  -----------                 -------------
Net income (loss).......................    $  (4,314)    $   5,348    $   7,480                    $ (10,729)
                                          -------------  -----------  -----------                 -------------
                                          -------------  -----------  -----------                 -------------
Net loss per share......................

                                           PRO FORMA
                                           COSTILLA
                                            ENERGY,
                                             INC.
                                          -----------
Revenues................................   $  52,637
                                          -----------
Expenses:
  Oil and gas production................      26,937
  General and administrative............       4,850

  Exploration and abandonments..........       2,761
  Depreciation, depletion and
   amortization.........................      14,176

  Interest..............................      11,635
  Other.................................           2
                                          -----------
                                              60,361
                                          -----------
Net income (loss) before federal income
 taxes..................................      (7,724)
Provision for federal income taxes......           3
                                          -----------
Net income (loss).......................   $  (7,727)
                                          -----------
                                          -----------
Net loss per share......................   $   (0.78)
                                          -----------
                                          -----------


 See accompanying notes to unaudited pro forma condensed financial statements.

                             COSTILLA ENERGY, INC.

            PRO FORMA CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED


                         SIX MONTHS ENDED JUNE 30, 1996


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                                     PRO FORMA
                                                                                       PRE OFFERING    PRO FORMA     COSTILLA
                                             COSTILLA        1996        PRO FORMA       COSTILLA       OFFERING      ENERGY,
                                              L.L.C.      ACQUISITION   ADJUSTMENTS       L.L.C.      ADJUSTMENTS      INC.
                                           -------------  -----------  --------------  -------------  ------------  -----------
Revenues.................................    $  19,525     $   9,223                     $  28,748                   $  28,748
Expenses:
  Oil and gas production.................        8,278         5,167    $    (150)(1)       13,295                      13,295
  General and administrative.............        2,809                        (86)(1)        3,010                       3,010
                                                                              287(5)
  Exploration and abandonments...........          308           247                           555                         555
  Depreciation, depletion and
   amortization..........................        4,620                         50(1)         6,981                       6,981
                                                                            2,311(6)
  Interest...............................        4,156                      2,832(7)         6,988     $  (1,171)(8)     5,817
                                           -------------  -----------                  -------------                -----------
                                                20,171         5,414                        30,829                      29,658
                                           -------------  -----------                  -------------                -----------
Net income (loss) before federal income
 taxes...................................         (646)        3,809                        (2,081)                       (910)
                                           -------------  -----------                  -------------                -----------
Net income (loss)........................    $    (646)    $   3,809                     $  (2,081)                  $    (910)
                                           -------------  -----------                  -------------                -----------
                                           -------------  -----------                  -------------                -----------
Net income (loss) per share..............                                                                            $   (0.09)
                                                                                                                    -----------
                                                                                                                    -----------


 See accompanying notes to unaudited pro forma condensed financial statements.

                             COSTILLA ENERGY, INC.
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

NOTE 1. -- BASIS OF PRESENTATION

    The Pro Forma Condensed Financial Statements of the Company have been prepared to give effect to the 1995 Acquisition and the 1996 Acquisition, the Corporate Reorganization and the Offerings and the application of estimated net proceeds therefrom, as if such transactions had taken place on June 30, 1996 for purposes of the Pro Forma Condensed Balance Sheet (with the exception of the 1995 Acquisition which was previously reflected in the balance sheet of Costilla Energy, L.L.C.), and as if each of the transactions had taken place on January 1, 1995 for purposes of the Pro Forma Condensed Statements of Operations. The 1995 Acquisition and 1996 Acquisition are accounted for by the purchase method.



        Costilla L.L.C. -- Represents the consolidated balance sheet of Costilla Energy, L.L.C. and subsidiaries as of June 30, 1996 and the related consolidated statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996.


        1995 Acquisition -- Represents the revenues and direct operating expenses of the properties acquired in the 1995 Acquisition for the period from January 1, 1995 to June 12, 1995 (date of the 1995 Acquisition).


        1996 Acquisition -- Represents the revenues and direct operating expenses of the properties acquired in the 1996 Acquisition for the period from January 1, 1995 to June 14, 1996 (date of the 1996 Acquisition).


NOTE 2. -- PRO FORMA ENTRIES


    (1) To record the acquisition of Valley Gathering Company and CSL Management Corporation from certain members of Costilla Energy, L.L.C. and to record the related additional depreciation and amortization, and reduction in oil and gas production and general and administrative expenses.



    (2) To reflect the Corporate Reorganization including the transfer of members' capital to stockholders' equity.



    (3) To reflect the issuance of 4,000,000 shares of Common Stock at an estimated price of $15.00 per share for estimated proceeds of $55,300,000, net of estimated expenses of the Common Stock Offering, and issuance of the Notes at $100,000,000; and to reflect payment of related debt issuance expenses of $3,850,000.



    (4) To record the repayment of the Existing Debt and the write-off of related debt issuance costs, the distribution of cash to certain members, and the repurchase of redeemable members capital for approximately $15,000,000 from proceeds of the Offerings.



    The redemption amount is composed of the following:



Redeemable members' interest subject to preferred return......  $11,000,000
Redeemable members' interest not subject to preferred
 return.......................................................    1,500,000
Accrued 15% preferred return including associated 10%
 redemption premium...........................................    2,500,000
                                                                -----------
                                                                $15,000,000
                                                                -----------
                                                                -----------



    (5) Estimated incremental general and administrative expenses necessary to administer the properties acquired in the 1995 and 1996 acquisitions and increased public reporting and administration costs include salary and benefits for one executive level employee and revised compensation arrangements for the remaining executives, approximately 29 additional administrative personnel (the majority of which were added prior to December 31, 1995), directors' fees, insurance coverage and estimated costs to administer shareholder communications.

                             COSTILLA ENERGY, INC.
    NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)


NOTE 2. -- PRO FORMA ENTRIES (CONTINUED)


    (6) To record estimated incremental depletion expense for the properties acquired in the 1995 Acquisition from January 1, 1995 through June 12, 1995 (date of the 1995 Acquisition) and for the properties acquired in the 1996 Acquisition from January 1, 1995 through June 14, 1996 (date of the 1996 Acquisition).



    (7) To adjust interest expense to reflect additional borrowings for the properties acquired in the 1995 Acquisition from January 1, 1995 to June 12, 1995 (date of the 1995 Acquisition) and for the properties acquired in the 1996 Acquisition from January 1, 1995 to June 14, 1996 (date of the 1996 Acquisition). The adjustment also reflects adjusted interest expense due to the Existing Debt. Also included is the amortization of estimated debt issuance costs of $2,728,000 over a three-year period.



    Incremental interest expense includes the following components:



                                                             YEAR ENDED      SIX MONTHS ENDED
                                                          DECEMBER 31, 1995    JUNE 30, 1996
                                                          -----------------  -----------------
Additional interest on borrowings associated with the
 1995 Acquisition for the period of January 1 to June
 12, 1995 (Average rate 10.0%)..........................     $     2,350         $      --
Additional interest on borrowings for the 1996
 Acquisition through June 14, 1996 (including Tranche B
 interest ranging from 14% to 16.5%)....................           6,750             2,300
Adjustment of average interest rate on previously
 existing debt and amortization of loan fees............             946               532
                                                                --------           -------
                                                             $    10,046         $   2,832
                                                                --------           -------
                                                                --------           -------



    (8) To adjust interest expense to reflect issuance of the Notes at 11.25% plus the amortization of estimated debt issuance costs over 10 years ($385,000 annually).


NOTE 3. -- INCOME TAXES

    Upon consummation of the Corporate Reorganization, the Company intends to account for income taxes pursuant to the provisions of SFAS 109. At June 30, 1996, the pro forma tax basis of the Company's assets and liabilities exceeded the pro forma book basis by approximately $5,000,000. The pro forma temporary differences are primarily related to the differences in book and tax basis of oil and gas properties due to the expensing of intangible development costs for tax purposes and other income tax differences arising from the tax treatment of oil and gas producing activities.



NOTE 4. -- NET LOSS PER SHARE


    Net loss per share is calculated based on the pro forma weighted average shares outstanding during the respective periods. Weighted average shares reflect the pro forma issuance of 1,080,008 shares of Common Stock to NBCC on February 17, 1995 and the pro forma issuance of 4,919,992 shares of Common Stock to the remaining holders prior to January 1, 1995. In addition, the issuance of 4,000,000 shares in the Common Stock Offering is assumed to have taken place on January 1, 1995 and assumes that the Underwriters' over-allotment option is not exercised.


NOTE 5. -- SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION

    The estimates of proved oil and gas reserves, which are located in the United States, were prepared by the Company as of December 31, 1993, 1994 and 1995, and Williamson as of April 1, 1996.

                             COSTILLA ENERGY, INC.
    NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5. -- SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (CONTINUED)

Reserves were estimated in accordance with guidelines established by the Securities and Exchange Commission and FASB which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations, except by contractual arrangements. The Company has presented the pro forma reserve estimates utilizing an oil price of $17.79 per Bbl and a gas price of $2.03 per Mcf as of December 31, 1995, and an oil price of $20.91 per Bbl and a gas price of $2.02 per Mcf as of April 1, 1996. The pro forma information assumes that both the 1995 Acquisition and the 1996 Acquisition took place on January 1, 1995.


OIL AND GAS PRODUCING ACTIVITIES

    Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise that those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.


                                                                              OIL AND            GAS
                                                                        CONDENSATE (MBBLS)     (MMCF)
                                                                        -------------------  -----------
Balance, January 1, 1995..............................................           17,990         115,281
  Revisions of previous estimates.....................................             (570)            425
  Extensions and discoveries..........................................              605           8,922
  Production..........................................................           (2,085)        (11,984)
                                                                                -------      -----------
Balance, December 31, 1995............................................           15,940         112,644
  Revisions of previous estimates.....................................              436           2,614
  Extensions and discoveries..........................................              592             296
  Production..........................................................             (492)         (2,634)
                                                                                -------      -----------
Balance, April 1, 1996................................................           16,476         112,920
                                                                                -------      -----------
                                                                                -------      -----------
Proved Developed Reserves:
  December 31, 1995...................................................           13,235          87,345
  April 1, 1996.......................................................           13,552          84,369


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

    The standardized measure of discounted future net cash flows is computed by applying period-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves less estimated future production of proved oil and gas reserves less estimated future expenditures (based on period-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on period-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

    Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider

                             COSTILLA ENERGY, INC.
    NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5. -- SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (CONTINUED) probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.


                                                                           DECEMBER 31,    MARCH 31,
                                                                               1995           1996
                                                                           ------------  --------------
                                                                                  (IN THOUSANDS)
Future cash flows........................................................   $  512,363    $    572,425
Future costs:
  Production.............................................................     (239,388)       (253,347)
  Development............................................................      (20,907)        (22,076)
                                                                           ------------  --------------
Future net cash flows before income taxes (a)............................      252,068         297,002
Future income taxes......................................................      (47,282)        (63,418)
                                                                           ------------  --------------
Future net cash flows....................................................      204,786         233,584
10% annual discount for estimated timing of cash flows...................      (64,152)        (76,359)
                                                                           ------------  --------------
Standardized measure of discounted net cash flows........................   $  140,634    $    157,225
                                                                           ------------  --------------
                                                                           ------------  --------------


- ------------------------

(a) Present value of estimated future net cash flows, before income taxes would be $153,373 and $179,527 as of December 31, 1995 and March 31, 1996,
    respectively.


Changes in Standardized Measure of Discounted Future Net Cash Flows From Proved
Reserves:

                                                                           YEAR ENDED    THREE MONTHS
                                                                          DECEMBER 31,  ENDED MARCH 31,
                                                                              1995           1996
                                                                          ------------  ---------------
                                                                                 (IN THOUSANDS)
Increase (decrease):
  Extensions and discoveries and improved recovery, net of future
   production and development costs.....................................   $    9,598     $     6,002
  Accretion of discount.................................................       14,147           3,516
  Net change in sales prices, net of production costs...................        2,992          20,807
  Changes in estimated future development costs.........................       (1,651)           (238)
  Revisions of quantity estimates.......................................       (2,392)          4,694
  Net change in income taxes............................................        1,633          (9,563)
  Sales, net of production costs........................................      (27,055)         (7,264)
  Changes of production rates (timing) and other........................        1,893          (1,363)
                                                                          ------------  ---------------
    Net increase (decrease).............................................         (835)         16,591
Standardized measure of discounted future net cash flows:
  Beginning of period...................................................      141,469         140,634
                                                                          ------------  ---------------
  End of period.........................................................   $  140,634     $   157,225
                                                                          ------------  ---------------
                                                                          ------------  ---------------

                         SELECTED FINANCIAL INFORMATION

    The following table sets forth selected financial data of Costilla Energy, L.L.C. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical information should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. Costilla Energy, L.L.C. acquired significant producing oil and gas properties in certain of the periods presented which affect the comparability of the historical financial and operating information. The historical results are not necessarily indicative of the Company's future operations or financial results.


                                                                                                     SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                       JUNE 30,
                                            -----------------------------------------------------  --------------------
                                              1991       1992       1993       1994       1995       1995       1996
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                   (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
  Operating revenues......................  $   1,623  $   2,364  $   4,231  $   7,637  $  21,693  $   5,568  $  19,445
  Total revenues..........................      2,134      2,887      4,397      7,836     21,816      5,573     19,525
  Expenses:
    Oil and gas production................        769      1,340      1,688      2,351     10,355      2,413      8,278
    General and administrative............        354        388        952      1,184      3,571      1,008      2,809
    Exploration and abandonments..........        106          4        218        793      1,650      1,007        308
    Depreciation, depletion and
     amortization.........................        494        404        884      1,847      5,958      1,367      4,620
    Interest..............................        179        365        605      1,458      4,591      1,046      4,156
    Other.................................         --         --         --         --          2         --         --
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes and
   extraordinary item.....................        232        386         50        203     (4,311)    (1,268)      (646)
  Net income (loss).......................        234        368         73        163     (4,314)    (1,268)    (2,286)
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in):
    Operating activities..................  $     276  $     140  $     322  $   1,527  $   6,366  $  (3,040) $    (122)
    Investing activities..................     (2,659)    (1,432)    (6,731)   (12,146)   (62,467)   (57,773)   (49,723)
    Financing activities..................      2,440      1,450      6,315     10,618     58,830     62,094     48,143
OTHER FINANCIAL DATA:
  Capital expenditures....................  $   3,092  $   3,720  $   6,862  $  11,868  $  62,220  $  57,773  $  49,723
  Distributions to members................         --         --        456        961         55         55         --
  Adjusted EBITDA (1).....................      1,011      1,159      1,757      4,301      7,888      2,152      8,438
  Adjusted EBITDA/interest expense (1)....        5.6x       3.2x       2.9x       2.9x       1.7x       2.1x       2.0x
  Ratio of earnings to fixed charges
   (2)....................................        1.3        1.5        1.0        1.1         --         --         --
BALANCE SHEET DATA (AS OF PERIOD END):
  Working capital.........................  $    (580) $     185  $   1,612  $   1,081  $   2,496         --  $   4,266
  Total assets............................      4,602      6,675     13,365     24,904     87,367         --    135,047
  Total debt..............................      2,870      5,304     12,006     23,613     71,494         --    122,365
  Redeemable members' capital.............         --         --         --         --     12,278         --     13,557
  Members' capital........................        504        434         51       (747)    (8,147)        --    (11,712)


- ------------------------------

(1) Adjusted EBITDA and the ratio of Adjusted EBITDA to interest expense are presented because of their wide acceptance as financial indicators of a company's ability to service or incur debt. Adjusted EBITDA (as used herein) is calculated by adding interest, income taxes, depreciation, depletion and amortization, exploration and abandonment costs and extraordinary loss resulting from extinguishment of debt to net income (loss). The ratio of Adjusted EBITDA to interest expense is calculated by dividing Adjusted EBITDA by interest. Interest includes interest expense accrual and amortization of deferred financing costs. Adjusted EBITDA and the ratio of Adjusted EBITDA to interest expense should not be considered as alternatives to earnings (loss), or operating earnings (loss), as defined by generally accepted accounting principles, as indicators of the Company's financial performance or to cash flow as a measure of liquidity.



(2) For purposes of calculating the ratio of earnings to fixed charges, "earnings" are net income (loss) before extraordinary loss resulting from extinguishment of debt, plus income taxes and fixed charges. Fixed charges are comprised of interest on indebtedness, amortization of deferred financing costs, and that portion of operating lease expense which is deemed to be representative of an interest factor. Earnings were insufficient to cover fixed charges by $4,311,000, $1,268,000 and $646,000 for the historical periods ended December 31, 1995, June 30, 1995 and June 30, 1996, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. The Company's predecessor began operating in 1988 and through mid-1995 had grown primarily through a series of small acquisitions of oil and gas properties and the exploitation of those properties. In June 1995, Costilla consummated the 1995 Acquisition for a purchase price of approximately $46.6 million, and in June 1996, the 1996 Acquisition was consummated for a purchase price of approximately $42.5 million.

    To date, the Company has achieved its high rate of growth primarily through acquisitions. This has impacted its reported financial results in a number of ways. Properties sold by others frequently have not received focused attention prior to sale. After acquisition, certain of these properties are in need of maintenance, workovers, recompletions and other remedial activity not constituting capital expenditures, which substantially increase lease operating expenses. The increased production and revenue resulting from these expenditures is predominately realized in periods subsequent to the period of expense. In addition, the rapid growth of the Company has required it to develop operating, accounting and administrative personnel compatible with its increased size. The Company believes it has now achieved a sufficient size to expand its reserve base without a corresponding increase in its general and administrative expense. The Company also believes it now has a sufficient inventory of prospects and the professional staff necessary to follow a more balanced program of exploration and exploitation activities to complement its acquisition efforts.

    Costilla's strategy is to increase its oil and gas reserves, production and cash flow from operations through a two-pronged approach which combines an active exploration program with the acquisition and exploitation of proved reserves. In addition, Costilla continues to evaluate the acquisition of undeveloped acreage for its exploration efforts. Costilla has in-house exploration expertise using 3-D seismic technology to identify new drilling opportunities as well as for the exploitation of acquired properties.


    Costilla has shown a significant increase in its oil and gas reserves, production and Adjusted EBITDA, especially due to the 1995 Acquisition and the 1996 Acquisition. The following table sets forth certain operating data of Costilla for the periods presented:



                                                                                         SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,            JUNE 30,
                                                      -------------------------------  --------------------
                                                        1993       1994       1995       1995       1996
                                                      ---------  ---------  ---------  ---------  ---------
OIL AND GAS PRODUCTION:
  Oil (MBbls).......................................        158        330        950        233        709
  Gas (Mmcf)........................................        865      1,600      4,806      1,233      3,504
  MBOE..............................................        302        597      1,751        438      1,293
AVERAGE SALES PRICES (1):
  Oil (per Bbl).....................................  $   16.93  $   15.25  $   15.53  $   16.12  $   18.99
  Gas (per Mcf).....................................       1.82       1.63       1.45       1.47       1.91
PRODUCTION COST (2):
  Per BOE (3).......................................  $    5.59  $    3.94  $    5.91  $    5.51  $    6.40
  Per dollar of sales...............................       0.40       0.31       0.48       0.43       0.43
DEPRECIATION, DEPLETION AND AMORTIZATION:
  Per BOE...........................................  $    2.93  $    3.09  $    3.40  $    3.12  $    3.57
  Per dollar of sales...............................       0.21       0.24       0.27       0.25       0.25


- ------------------------------
(1)  Before deduction of production taxes and net of hedging results.

(2)  Excludes depreciation, depletion and amortization. Production cost includes
     lease  operating  expenses  and  production   and  ad  valorem  taxes,   if
     applicable.


(3) Production costs per BOE in 1995 and for the six months ended June 30, 1996 were unusually high as a result of relatively high workover expenses with respect to properties acquired in the 1995 Acquisition which did not produce related production improvement until subsequent periods. Additionally, the Company's 1995 production costs were adversely affected by expenses incurred in connection with plugging wells to comply with applicable regulatory requirements.

    Costilla uses the successful efforts method of accounting for its oil and gas activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that result in proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not result in proved reserves, geological, geophysical and seismic costs, and costs of carrying and retaining unproved properties are expensed. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted using the unit-of-production method. Unproved oil and gas properties that are individually significant are periodically reviewed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period.


    The Company utilizes option contracts to hedge the effect of price changes on a portion of its future oil and gas production. Premiums paid and amounts receivable under the option contracts are amortized and accrued to oil and gas sales, respectively. If market prices of oil and gas exceed the strike price of put options, the options will expire unexercised, therefore, reducing the effective price received for oil and gas sales by the cost of the related option. Conversely, if market prices of oil and gas decline below the strike price of put options, the options will be exercised, therefore, increasing the effective price received for oil and gas sale by the proceeds received from the related option. The net effect of the Company's commodity hedging activities reduced oil and gas revenues by $9,000, $80,000, $80,000 and $854,000, respectively, for the years ended December 31, 1994 and 1995, and the six months ended June 30, 1995 and 1996 and increased oil and gas revenues by $71,000 for the year ended December 31, 1993. See "Business and Properties -- Risk Management."



    The Company utilizes interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate, long term debt. If market rates of interest experienced during the applicable swap term are below the rate of interest effectively fixed by the swap agreement, the rate of interest incurred by the Company will exceed the rate that would have been experienced under the Credit Agreement. The net effect of the Company's interest rate hedging activities increased interest expense by $8,000 for the year ended December 31, 1995 and $359,000 for the six months ended June 30, 1996.


    The Company's predecessors were classified as partnerships for federal income tax purposes. Therefore, no income taxes were paid or provided for by the Company prior to the Offerings. Future tax amounts, if any, will be dependent upon several factors, including but not limited to the Company's results of operations.

RESULTS OF OPERATIONS


  SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995



    The Company's total oil and gas revenues for the six months ended June 30, 1996 were $19,445,000, representing an increase of $13,877,000 (249%) over revenues of $5,568,000 for the comparable period in 1995. This increase was primarily due to the 1995 Acquisition which accounted for approximately $12,300,000 of the revenue increase. Prior to accounting for the impact of the 1995 Acquisition and the 1996 Acquisition, the Company's total oil and gas revenues for the six months ended June 30, 1996 increased by $658,000 (12%) over the same period in 1995.



    Oil and gas production was 1,293 MBOE in the 1996 period compared to 438 MBOE in the 1995 period. Of the 855 MBOE increase, approximately 800 MBOE was due to the properties acquired in the 1995 Acquisition. The remainder of the increase was due to a combination of successful drilling activities and the enhancement of existing production.



    Interest and other revenues were $40,000 for the six months ended June 30, 1996 compared to $5,000 for the comparable period in 1995, representing an increase of $35,000, which was primarily comprised of an increase in interest income of $33,000 in 1996 due to increased funds earning interest. Also in the 1996 period, the Company realized gains of $40,000 on various transactions for which there were no comparable transactions for the six months ended June 30, 1995.



    Oil and gas production costs in the 1996 period were $8,278,000 ($6.40 per BOE), compared to $2,413,000 in 1995 ($5.51 per BOE), representing an increase of $5,865,000 (243%), due principally to the 1995 Acquisition. On a per BOE basis, production costs increased $0.89 due primarily to costs incurred to exploit the properties acquired in the 1995 Acquisition which did not produce related production improvement for the full period.



    General and administrative expense for the six months ended June 30, 1996 was $2,809,000, representing an increase of $1,801,000 (179%) from the comparable period in 1995 of $1,008,000. The increase is primarily due to an increase in personnel and related costs necessary to accommodate the increased activities of the Company due to the 1995 Acquisition and in anticipation of the 1996 Acquisition.



    Exploration and abandonment expense decreased to $308,000 in the 1996 period compared to $1,007,000 in 1995. The Company incurred $80,000 of seismic costs for the six months ended June 30, 1996, compared to $467,000 which were incurred for the comparable period in 1995. Dry hole costs decreased from $540,000 to $228,000 for the comparable periods in 1995 and 1996, respectively.



    Depreciation, depletion and amortization expense for the 1996 period was $4,620,000 compared to $1,367,000 for the 1995 period, representing an increase of $3,253,000 (238%). During 1996, depreciation, depletion and amortization on oil and gas production was provided at an average rate of $3.57 per BOE compared to $3.12 per BOE for 1995. The increase was due primarily to the 1995 Acquisition.



    Interest expense was $4,156,000 in the 1996 period, compared to $1,046,000 for the comparable period in 1995. The $3,110,000 (297%) increase was attributable primarily to increased levels of debt which the Company used to finance the 1995 Acquisition. The average amounts of applicable interest-bearing debt for the comparable periods in 1996 and 1995 were $77,646,000 and $25,145,000, respectively.


  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    The Company's total oil and gas revenues for 1995 were $21,693,000, representing an increase of $14,056,000 (184%) over revenues of $7,637,000 in 1994. This increase was primarily due to the 1995 Acquisition which accounted for approximately $12,032,000 of the revenue increase.

    Oil and gas production was 1,751 MBOE in 1995 and 597 MBOE in 1994. Of the 1,154 MBOE increase, 1,099 MBOE was due to the properties acquired in the 1995 Acquisition.

    Interest and other revenues were $123,000 in 1995 compared to $87,000 in 1994, representing an increase of $36,000 (41%), which was comprised of an increase in interest income of $59,000 in 1995 due to an increased amount of funds earning interest, partially offset by a decrease of other income of $23,000. In 1994, the Company realized a gain of $112,000 on the sale of various properties for which there were no comparable gains in 1995.


    Oil and gas production costs in 1995 were $10,355,000 ($5.91 per BOE), compared to $2,351,000 in 1994 ($3.94 per BOE), representing an increase of $8,004,000 (340%). The major portion of the increase was due to increased production associated with the 1995 Acquisition. In addition, certain acquired properties required remedial workovers and other activity immediately following acquisition resulting in unusual operating costs of approximately $600,000 during 1995. In addition, $1,605,000 of operating costs were incurred in connection with properties acquired in late 1994.

    General and administrative expense for 1995 was $3,571,000, representing an increase of $2,387,000 (202%) from 1994 expense of $1,184,000. The increase is primarily due to an increase in personnel and related costs necessary to accommodate the increased activities of the Company due to the 1995 Acquisition.

    Exploration and abandonment expense increased to $1,650,000 in 1995 compared to $793,000 in 1994. The increase of $857,000 (108%) was comprised principally of $790,000 of seismic costs.


    Depreciation, depletion and amortization expense for 1995 was $5,958,000 compared to $1,847,000 for 1994, representing an increase of $4,111,000 (233%). During 1995, depreciation, depletion and amortization on oil and gas production was provided at an average rate of $3.40 per BOE compared to $3.09 per BOE for 1994. The increase was due primarily to the 1995 Acquisition.



    Interest expense was $4,591,000 in 1995 compared to $1,458,000 in 1994. The $3,133,000 (215%) increase was attributable to increased levels of debt which the Company used to finance the 1995 Acquisition. The average amounts of applicable interest-bearing debt in 1995 and 1994 were $49,972,000 and $17,632,000, respectively.


  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    The Company's total oil and gas revenues for 1994 were $7,637,000, representing an increase of $3,406,000 (81%) over revenues of $4,231,000 in 1993. The primary reason for the increase in revenues was due to two acquisitions of properties in 1994, one of which occurred in January 1994 and the other in October 1994.

    Oil and gas production was 597 MBOE in 1994 and 302 MBOE in 1993. The increase in production of 295 MBOE was principally due to properties acquired during 1994.

    Interest and other revenues were $87,000 in 1994 compared to $56,000 in 1993. The increase of $31,000 was comprised of an increase in interest income of $26,000 in 1994, due to increased funds earning interest, and an additional $5,000 in other income.

    Oil and gas production costs in 1994 were $2,351,000 ($3.94 per BOE), compared to $1,688,000 in 1993 ($5.59 per BOE), representing an increase of $663,000. The increase in production costs is primarily attributable to two acquisitions in 1994.

    In 1994, general and administrative expense was $1,184,000, representing an increase of $232,000 (24%) from 1993 expense of $952,000. The increase is due to an increase in personnel and costs related primarily to acquisitions made in 1994.

    Exploration and abandonment expense increased to $793,000 in 1994 compared to $218,000 in 1993. The increase of $575,000 (264%) was due to an increase in non-productive wells drilled in 1994 compared to 1993.

    Depreciation, depletion and amortization expense for 1994 was $1,847,000 compared to $884,000 for 1993, representing an increase of $963,000 (109%), primarily due to increased production. During 1994, depreciation, depletion and amortization expense on oil and gas production was provided at an average rate of $3.09 per BOE compared to $2.93 per BOE for 1993. The increase was due to increased drilling and development, and the acquisition of additional properties.

    Interest expense was $1,458,000 in 1994 compared to $605,000 in 1993. The $853,000 increase was attributable to increased debt levels related primarily to the Company's acquisition of additional oil and gas properties in 1994. The average amount of applicable interest-bearing debt in 1994 and 1993 was $17,632,000 and $8,258,000, respectively.

LIQUIDITY AND CAPITAL RESOURCES


  NET CASH USED IN OPERATING ACTIVITIES



    For the six months ended June 30, 1996, net cash used in operating activities decreased to $0.1 million from $3.0 million for the comparable period in 1995. Cash provided by operations, before changes in operating assets and liabilities, increased to $4.2 million from $0.1 million for the comparable period in 1995 due primarily to the 1995 Acquisition and the increase in results of operations therefrom.



  NET CASH USED IN INVESTING ACTIVITIES



    Net cash used in investing activities for the six months ended June 30, 1996 was $49.7 million. Approximately $42.5 million was used for the 1996 Acquisition, $5.2 million was used for other oil and gas expenditures and $2.0 million was used for other property and equipment. For the year ended December 31, 1995, net cash used in investing activities was $62.5 million. Approximately $46.6 million was used for the 1995 Acquisition, $10.6 million for exploration and development activities, $4.3 million for two additional acquisitions of producing oil and gas properties and $1.0 million primarily for other property and equipment.



NET CASH PROVIDED BY FINANCING ACTIVITIES



    The Company entered into a $125.0 million senior credit agreement in June 1996, against which $122.0 million was initially funded. Approximately $74.5 million was for the extension and refinancing of prior debt, $42.5 million was used for the 1996 Acquisition and approximately $5.0 million was used for general corporate purposes.


  CAPITAL SOURCES

    Funding for the Company's business activities has historically been provided by bank financings, cash flow from operations, private equity sales, property divestitures and joint ventures with industry participants. The Company completed a $10 million private equity placement in February 1995. Subsequently, the 1995 Acquisition and the 1996 Acquisition were substantially funded by bank financings. The Company plans to finance its continuing operations and execute its business strategy with cash flow from operations, net proceeds from the Offerings and borrowings under the Credit Facility.


    While the Company regularly engages in discussions relating to potential acquisitions, the Company has no present agreement, commitment or understanding with respect to any such acquisition, other than the acquisition of undeveloped acreage and royalty and overriding royalty interests in its normal course of business. Any future acquisition may require additional financing and will be dependent upon financing arrangements available at the time.



    The Company believes that cash flow from operations will be sufficient for anticipated operating and capital expenditure requirements. However, because future cash flows and the availability of financing are subject to a number of variables beyond the Company's control, there can be no assurance that the Company's capital resources will be sufficient to maintain currently planned levels of capital expenditures. The Company's historical and pro forma earnings for the year ended December 31, 1995 and the six months ended June 30, 1996 were insufficient to cover fixed charges. Although the Company's earnings were insufficient to cover fixed charges for these periods, the Company does not have covenants in the Indenture or the Credit Facility requiring the Company to maintain a specific ratio of earnings to fixed charges. However, if the Company is unable to generate sufficient cash flow from operations to service its debt, it may be required to refinance all or a portion of its debt, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. See "Risk Factors -- Significant Leverage and Debt Service."



    The Company has received a commitment from NationsBank of Texas, N.A. (the "Bank") to provide the Credit Facility to the Company following the Offerings. The Credit Facility will provide for a revolving line of credit with the availability of funds and letters of credit being subject to a borrowing base determination at least semi-annually. The borrowing base will initially provide for availability of up to $50.0 million, none of which is expected to be outstanding immediately following the Offerings. Borrowings under the Credit Facility will bear interest at the Company's option at a floating rate which is at or above the NationsBank, N.A. prime rate or the LIBOR rate, depending on the percentage of committed funds which have been borrowed. Interest will be payable quarterly and principal will be amortized in twelve equal installments commencing two years following the execution of definitive loan documents. Under the Credit Facility, the Company will be obligated to pay certain fees to the Bank, including a commitment fee based on the unused portion of the commitment. The Credit Facility will contain customary restrictive covenants (including restrictions on the payment of dividends and the incurrence of additional indebtedness) and will require the Company to maintain a current ratio of not less than 1.0 to 1.0, a ratio of Adjusted EBITDA to interest expense of not less than 2.0 to 1.0 and a minimum tangible net worth. At June 30, 1996, on a pro forma basis, the Company's current ratio would have been 2.7 to 1.0, the ratio of Adjusted EBITDA to interest expense would have been 2.1 to
1.0 and the Company would have exceeded the tangible net worth test by $1.4 million. The Company believes it will be in compliance with such covenants on the date of closing of the Offerings. Borrowings under the Credit Facility will be secured by not less than 70% of the Company's assets. The Bank's commitment is subject to certain conditions, including completion of the Offerings and the Corporate Reorganization and application of the net proceeds therefrom to repay the Company's prior secured indebtedness. See "Use of Proceeds."


    Although certain of the Company's costs and expenses may be affected by inflation, inflationary costs have not had a significant effect on the Company's results of operations.

  CAPITAL EXPENDITURES

    The Company requires capital primarily for the exploration, development and acquisition of oil and gas properties, the repayment of indebtedness and general working capital needs.


    The following  table  sets  forth  costs incurred  by  the  Company  in  its
development,   exploration  and   acquisition  activities   during  the  periods
indicated.



                                                                                           SIX MONTHS
                                                            YEARS ENDED DECEMBER 31,          ENDED
                                                         -------------------------------    JUNE 30,
                                                           1993       1994       1995         1996
                                                         ---------  ---------  ---------  -------------
                                                                       (IN THOUSANDS)
Development costs......................................  $      --  $      --  $     158   $       607
Exploration costs......................................      2,017      2,167      5,627         3,881
Acquisition costs:
  Unproved properties..................................        829      1,232      1,742         1,712
  Proved properties....................................      4,665      9,649     52,470        41,791
                                                         ---------  ---------  ---------  -------------
Total..................................................  $   7,511  $  13,048  $  59,997   $    47,991
                                                         ---------  ---------  ---------  -------------
                                                         ---------  ---------  ---------  -------------



    The Company anticipates that costs incurred for 1996 will be approximately $64.8 million, of which approximately $42.5 million was expended for the 1996 Acquisition, and approximately $5.2 million was expended for exploration and development activities during the six months ended June 30, 1996.



  DELIVERY COMMITMENT



    In November 1995, the Company entered into gas sales agreements whereby it committed to delivery of a total of 2,379,000 Mmbtu, from December 1, 1995 through December 1, 1996, for a total fixed price of $3,429,610. Income from the agreements is recognized in the period of delivery.

                            BUSINESS AND PROPERTIES

GENERAL


    Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. The Company's primary operations are in the Permian Basin area of Texas and New Mexico, the Gulf Coast and the Rocky Mountain regions. The Company's strategy focuses on increasing reserves through targeted exploration programs, the exploitation of its existing properties and selective property acquisitions. In addition, the Company recently acquired an interest in an entity which has a concession for the development of mineral interests in the Republic of Moldova, in Eastern Europe. The Company also has minor interests in the domestic gas gathering and transmission business.



    The Company's predecessor began operating in 1988 with the strategy of acquiring and exploiting undervalued oil and gas properties, and at December 31, 1992 had net proved reserves of 4.7 MMBOE. Since January 1, 1993, the Company has successfully closed seven transactions for an aggregate purchase price of approximately $101 million. As of April 1, 1996, the Company had total estimated net proved reserves (as defined below) of 16.5 Mmbbls of oil and 112.9 Bcf of gas, aggregating 35.3 MMBOE, with a PV-10 Value of approximately $179.5 million, assuming the 1996 Acquisition (as defined below) had occurred at April 1, 1996. The Company also has a substantial undeveloped acreage position consisting of 180,704 gross (165,166 net) acres at June 30, 1996. The Company has identified in excess of 200 drilling locations of which 78 are included in its proved reserves.



    Costilla  has  in-house  exploration   expertise  which  uses  3-D   seismic
technology as a primary tool to identify drilling opportunities and has experienced high rates of success in each of its first two major 3-D seismic drilling programs. Since 1994, the Company has drilled 26 wells based on these 3-D surveys, 23 of which have been productive. The Company has recently completed two additional 3-D surveys and intends to commence drilling on one of these acreage blocks in the second half of 1996. The Company currently plans to drill 81 wells through 1997 based on its 3-D surveys.



    Since 1993, Costilla has generated significant growth in reserves, production and Adjusted EBITDA. The Company increased its estimated proved reserves from 6.0 MMBOE at December 31, 1993 to 35.3 MMBOE at April 1, 1996 (pro forma for the 1996 Acquisition), representing a compound annual growth rate of 114%. This reserve growth has been achieved at an average all-in finding cost of $3.60 per BOE over such period, a level which the Company believes is lower than industry averages. Concurrently, the Company increased its average net daily production from 827 BOE for the year ended December 31, 1993 to 10,703 BOE for the three months ended March 31, 1996 (pro forma for the 1996 Acquisition), representing a compound annual growth rate of 195%. Adjusted EBITDA increased at a 240% compound annual growth rate from $1.8 million for 1993 to $20.8 million for 1995 (pro forma for the 1995 Acquisition and the 1996 Acquisition).


BUSINESS STRATEGY


    The Company's strategy is to increase its oil and gas reserves, production and cash flow from operations through a two-pronged approach which combines an active exploration program using 3-D seismic and other technological advances with the acquisition and exploitation of producing properties. The Company seeks to reduce its operating and commodity risks by holding a geographically diverse portfolio of properties, the reserves attributable to which are approximately balanced between oil and gas. The Company also seeks to manage the elements of its business strategy through the operation of a significant portion of its properties, the use of a rate of return analysis and the direct marketing and hedging of its oil and gas production. The elements of the Company's strategy may be further described as follows:


- - EXPLORATION EFFORTS. The Company uses extensive geological and geophysical analysis to carefully focus its 3-D seismic surveys. This focus allows the Company to successfully direct the size and scope of its exploration program in order to improve the likelihood of success while managing overall exploration costs. The Company's exploration efforts are concentrated currently on known producing regions. The Company plans to drill 24 exploratory wells during the last half of 1996 and 36 exploratory wells in 1997. Capital budgeted for exploration activities is $8.1 million for the last six months of 1996 and $10.8 million for 1997.



- - EXPLOITATION  ACTIVITIES.    The  Company  is  actively  pursuing   numerous
  exploitation opportunities within its existing properties, including areas where no proved reserves are currently assigned. Exploitation activities currently in progress include a carbon dioxide flood, recompletions, workovers and infill and horizontal drilling and a secondary recovery project. The Company's capital budget for such activities is $8.5 million for the last six months of 1996 and $9.2 million for 1997, which includes the drilling of 12 development wells in 1996 and 13 development wells in 1997.


- - PROPERTY ACQUISITIONS.   The Company seeks  to acquire producing  properties
  where it has identified opportunities to increase production and reserves through both exploitation and exploration activities. The Company has increased the value of its acquisitions by aggressively managing the operations of existing proved properties and by successfully identifying and developing previously unproved reserves on acquired acreage. The Company seeks to acquire reserves which will fit its existing portfolio, are generally not being actively marketed and where a negotiated sale would be the method of purchase. The Company does not rely on major oil company divestitures or property auctions.

- - PROPERTY DIVERSIFICATION.   The Company  holds a  portfolio of  oil and  gas
  properties located in the Permian Basin, the Gulf Coast and the Rocky Mountain regions. The Company believes that by conducting its activities in distinct regions it is able to reduce commodity price and other operational risks. The Company's Moldovan interest is an extension of this strategy and can be characterized by low initial costs, significant reserve potential and the availability of technical data that may be further developed by the Company.


- - CONTROL OF OPERATIONS. The Company prefers to operate and own the majority working interest in its properties. This allows the Company greater control
  over  future  development,  drilling,  completing  and  lifting  costs   and
  marketing of production. At April 1, 1996, the Company operated wells constituting approximately 65% of its total PV-10 Value (pro forma for the 1996 Acquisition).


SIGNIFICANT ACQUISITIONS


    1995 ACQUISITION. In a $46.6 million acquisition completed in June 1995, the Company acquired a group of oil and gas properties located in the Permian Basin, Gulf Coast and Rocky Mountain regions. At the date of acquisition, the net proved reserves included 7.1 Mmbbls of oil and 44.1 Bcf of gas, aggregating
14.4 MMBOE. From the date of acquisition until March 31, 1996, the Company produced 1.1 MMBOE from the acquired properties and sold a portion of the acquired properties for approximately $3.6 million. At April 1, 1996, the net proved reserves of the remaining properties were 13.4 MMBOE. The acquired properties also included 103,010 gross (93,786 net) undeveloped acres.



    1996 ACQUISITION. In June 1996, the Company acquired a group of oil and gas properties located primarily in the Permian Basin and Gulf Coast regions for approximately $42.5 million. This acquisition included properties with net proved reserves at April 1, 1996 of 5.0 Mmbbls of oil and 33.5 Bcf of gas, aggregating 10.6 MMBOE. The acquired properties also included 40,092 gross (14,512 net) undeveloped acres and a pipeline located in Pennsylvania which had an allocated purchase price of $3.5 million.

PRINCIPAL PROPERTIES


    The following table sets forth certain information, as of April 1, 1996 (pro forma for the 1996 Acquisition), which relates to the principal oil and gas properties owned by the Company.



                                                                                 PROVED RESERVES
                                                            ----------------------------------------------------------
                                                                                              TOTAL OIL    PERCENT OF
                                                              GROSS       OIL        GAS     EQUIVALENT    TOTAL OIL
REGION                                                        WELLS     (MBBLS)    (MMCF)      (MBOE)      EQUIVALENT
- ----------------------------------------------------------  ---------  ---------  ---------  -----------  ------------
Permian Basin.............................................      1,890      9,200     55,200      18,400         52.1%
Gulf Coast................................................        968      2,054     38,440       8,461         24.0
Rocky Mountain............................................        236      4,526     12,886       6,674         18.9
Other.....................................................        428        696      6,394       1,762          5.0
                                                            ---------  ---------  ---------  -----------       -----
Total.....................................................      3,522     16,476    112,920      35,297        100.0%
                                                            ---------  ---------  ---------  -----------       -----
                                                            ---------  ---------  ---------  -----------       -----



    PERMIAN BASIN. At April 1, 1996, 52.1% of the Company's proved reserves were concentrated in the Permian Basin, an approximately 70-county region in West Texas and Southeast New Mexico. The Company's production comes from well known fields such as the Spraberry Trend, Sawyer Canyon, Goldsmith Unit and Susan Peak. The majority of the Company's producing intervals in the Permian Basin range from 4,500 feet to 9,500 feet in depth.


    The Company has several exploratory projects in the Permian Basin based primarily on 3-D seismic surveys. The most significant include:


    EDWARDS/MCELROY RANCH PROSPECT, ECTOR AND CRANE COUNTIES, TEXAS. Costilla has identified 75 drilling locations on the Company's 9,849 gross (4,334 net) acres in this prospect based on 3-D seismic data. Since January 1, 1996, the Company has drilled four successful wells on this prospect which have resulted in three separate field discoveries. In addition, these wells have confirmed the Strawn and Wolfcamp trends defined by the Company's extensive approximate 50-square mile 3-D seismic project undertaken jointly with Texaco Exploration and Production Inc. ("Texaco"). Two additional wells are being drilled or completed on seismic delineated features. The Company plans to drill 25 wells in this trend through 1997. The Company's working interest in this prospect is approximately 44%.



    Costilla and Texaco are also developing a Queen Sand field identified from the Edwards/McElroy Ranch seismic program. The four producing wells drilled through June 30, 1996 are producing an aggregate of approximately 80 Bbls of oil per day and the Company has participated in the drilling of two additional productive wells subsequent to June 30, 1996. Drilling of six additional Queen Sand wells is anticipated through 1997, with the field ultimately being developed on a planned waterflood pattern in order to maximize recovery of the oil in place.



    MCGYVER-GREEN ACRES PROSPECT, HOWARD COUNTY, TEXAS. The Company has identified 41 drilling locations in this prospect based on information derived from approximately 30 square miles of 3-D seismic data that the Company acquired on the area in 1994. The Talbot Fuller well was the first well drilled by the Company on this prospect and was completed in the Canyon Lime formation at 8,200 feet in August 1994. Since completion, the well has produced 62,000 Bbls of oil and 207 Mmcf of gas, and averaged 77 Bbls of oil per day and 320 Mcf of gas per day during June 1996. Subsequent to the first well, 14 additional wells have been drilled on this prospect of which 11 are productive. The Company intends to drill six additional wells during the balance of 1996 on its 9,148 gross (6,587 net) acres. The Company's working interest in this prospect averages approximately 72%.


    The following two 3-D programs currently being undertaken by the Company in the Permian Basin are expected to provide additional drilling locations:

    WILSON RANCH 3-D PROJECT, PECOS COUNTY, TEXAS. The Wilson Ranch is located in northeastern Pecos County, approximately 10 miles west of the Yates field. The Company recently completed an approximate 17-square mile seismic survey on the project. A second phase will be initiated in the first quarter of 1997. The project presents several potential exploration targets, including the Queen, San Andres, Wolfcamp, Devonian and Ellenberger formations, found at depths ranging from 1,600 to 8,000 feet. The Company has agreed to lease 3,750 gross acres on this 50,000 acre ranch. Upon acquiring the lease, the Company intends to sell up to one-half of its approximate 75% working interest. The Company believes that there is significant additional potential in this area.



    DAVAN UNIT 3-D PROJECT, STONEWALL COUNTY, TEXAS. The Company has completed another 3-D seismic project with Texaco to further develop the Company-operated Davan Unit. The project involves a 3-D seismic evaluation of approximately 3,200 gross acres adjacent to a Company-operated waterflood which has produced in excess of three Mmbbls of oil. An exploratory well is scheduled on this prospect for the first quarter of 1997.


    Two examples of the Company's current exploitation efforts in the Permian Basin include:


    EAST GOLDSMITH FIELD C02 PROJECT, ECTOR COUNTY, TEXAS. The Company owns 3,053 gross (2,073 net) acres in this field located 20 miles northwest of Midland, Texas. Since its discovery, the field has produced in excess of 17
Mmbbls of oil from seven formations. The most productive zones in the East Goldsmith Field have been the San Andres and Holt formations, both of which have been subject to secondary recovery by waterflooding. The Company has been analyzing a tertiary recovery project in those formations using CO2, and intends to initiate the project in the fourth quarter of 1996. The Company's working interest in this project averages approximately 87%.



    SUSAN PEAK FIELD WORKOVER AND HORIZONTAL DRILLING PROGRAM, TOM GREEN COUNTY, TEXAS. The Company recently completed the first horizontal well in this field located south of San Angelo, Texas, in which it owns a 100% working interest until payout. Production from this well drilled in the Strawn formation was 110 Bbls of oil per day and 240 Mcf of gas per day on June 30, 1996. Since February 1996, with only two workovers and the new horizontal well, the Company has increased Susan Peak production from approximately 30 Bbls of oil per day and 700 Mcf of gas per day to a current rate of approximately 130 Bbls of oil per day and 1,400 Mcf of gas per day. Two possible horizontal drilling locations and additional workover candidates remain on this 7,461 gross (3,730 net) acre lease. The Company's working interest in this project ranges from 50% to 100%.



    GULF COAST. At April 1, 1996, 24.0% of the Company's proved reserves were concentrated in the Gulf Coast region. The Company's production in this region primarily comes from known formations such as Frio, Yegua, Austin Chalk and Wilcox.


    The Company plans to use its expertise in aggressively developing 3-D opportunities on the extensive acreage position it holds in the region. Examples of such exploration projects in progress include:


    SEALY PROSPECT, AUSTIN COUNTY, TEXAS. The Sealy Field, consisting of 3,534 gross (1,767 net) acres, was acquired in the 1995 Acquisition. The Wilcox formation in this field has produced over 66 Bcf of gas and there are subsurface indications of the presence of several fault blocks that lie untested. The Company's working interest in this prospect is 100%. The Company is currently attempting to acquire additional acreage in this prospect prior to initiating a 3-D survey in late 1996 or 1997.



    SOUTHWEST SPEAKS, LAVACA COUNTY, TEXAS. This project, consisting of 5,078 gross (2,539 net) acres, was also acquired in the 1995 Acquisition and is held by several shallow Company-operated wells. Multiple producing horizons from shallow depths to below 14,000 feet have produced over 199 Bcf of gas from this highly faulted field. A recent well was completed in the Rainbow Wilcox sand on acreage adjoining Costilla's lease. A well, in which Costilla holds a 5% interest as a result of a farmout, has also been completed on Costilla's lease. The Company's plans are to conduct a 3-D survey in the Speaks area in late 1996 or 1997. The Company's working interest in this prospect is approximately 50%.


    BORCHERS FIELD, LAVACA COUNTY, TEXAS. This field was acquired by the Company in the 1996 Acquisition. The property is on trend with the Speaks project and is also a highly faulted field providing opportunity for further development. The Borchers Field has produced a total of 17.5 Bcf of gas from two Wilcox sands. Costilla has a 100% working interest in this field consisting of 1,321 gross and net acres. The Company plans to conduct a 3-D survey in the Borchers Field in 1997.


    Examples of exploitation activities in this region include:


    JOSEY RANCH LEASE, HARRIS COUNTY, TEXAS. Two examples of the Company's production enhancement of Gulf Coast properties were undertaken on this prospect. When the lease was acquired in the 1995 Acquisition, production had nearly ceased. Through a series of workovers, the Company has improved daily production, as of June 30, 1996, to 63 Bbls of oil per day and 73 Mcf of gas per day. In addition, Costilla has participated in a 13,000 foot test well on the Josey Ranch lease to test the Wilcox formation. The well was completed in April 1996 and has consistently produced approximately 1,000 Mcf of gas per day. The Josey Ranch lease covers 1,661 gross (649 net) acres, and the Company's working interest in this prospect is approximately 39%.



    PERSONVILLE, LIMESTONE COUNTY, TEXAS. The Company has recently completed an 11,200 foot Cotton Valley well, which is currently producing 0.7 Mmcf of gas per day. The Company is preparing to stimulate the well in order to increase its production. The Company is preparing to drill an additional well on this prospect. Costilla leases 412 gross (111 net) acres in this prospect, and has identified two additional drilling locations. The Company is the operator of this prospect and its working interest is approximately 30%.


    AUSTIN CHALK, BRAZOS, BURLESON, FAYETTE AND LEE COUNTIES, TEXAS. Costilla acquired the majority of the working interest in nine gross Austin Chalk wells in the 1995 Acquisition and an additional 80 gross Austin Chalk wells were included in the 1996 Acquisition. The Company intends to enhance production on certain of these wells through stimulation and workover activities, and analyze further development potential. Costilla has 30,414 gross (20,985 net) acres in the Austin Chalk area, and its working interest in this area averages approximately 69%.


    ROCKY MOUNTAIN. At April 1, 1996, 18.9% of the Company's proved reserves were concentrated in the Rocky Mountain region, which includes Montana, North Dakota, Wyoming, Colorado and Utah.



    The Company has a number of opportunities in the Rocky Mountain region involving 3-D seismic surveys, exploratory drilling and exploitation activities. Examples of each of these opportunities are:


    RAYMOND FIELD, SHERIDAN COUNTY, MONTANA. Since its discovery in 1972, the Raymond Field has produced over five Mmbbls of oil from five different formations. Daily production from the field has increased from 180 Bbls of oil per day since its acquisition in June 1995 to 369 Bbls of oil per day at June 30, 1996 primarily as a result of the Company's improved operations. The Company plans a 3-D program on its 960 gross and net acres in this field. The Company owns a 100% working interest in this prospect.

    OUTLOOK FIELD, SHERIDAN COUNTY, MONTANA. The Company undertook its first Rocky Mountain 3-D seismic survey in the Outlook area to further develop the field. Three drilling locations were identified from the data. The Company anticipates commencing an Outlook test well in September 1996 that will be drilled to 10,500 feet, a depth sufficient to test several different formations. Costilla leases 5,168 gross (1,292 net) acres in the Outlook prospect, and owns an approximate 25% working interest in this prospect.


    NATURAL BUTTES FIELD, UINTAH COUNTY, UTAH. The Company owns a 100% working interest in 1,280 gross and net acres in this prospect. Development by prior owners was on 640-acre spacing while offset acreage has been developed on 80-acre spacing. Low gas prices in the area have precluded the assignment of proved reserves to any undeveloped acres. As gas prices improve, the Company plans to drill additional wells on the prospect.

    The Company owns an interest in significant acreage positions in the Rocky Mountain region which are operated by third parties and are the subject of active exploitation efforts. The most significant property is:


    CIRCLE RIDGE FIELD, FREMONT COUNTY, WYOMING. The Circle Ridge Field, in which the Company has an approximate 18% working interest, is operated by Marathon Oil Company. This field is an approximate 1,100 acre waterflood located in the Wind River Basin of Wyoming, approximately 30 miles north of Riverton, Wyoming. There are 97 active producing wells and 10 active injection wells in the field. Production originates from the Phosphoria, Tensleep and Amsden formations that are present at depths ranging from 500 to 2,000 feet. Since January 1995, 45 projects have been completed in the field. These projects include recompletions, stimulation treatments and reactivations, which have increased production from 1,469 Bbls of oil per day in January 1995 to a rate of 1,778 Bbls of oil per day for June 1996. The operator has several other projects scheduled for the remainder of 1996 and is evaluating various different methods of enhanced oil recovery for the field.


MARKETING ARRANGEMENTS


    The Company utilizes an active marketing program for a portion of its crude oil production in order to enhance the net price it receives. The Company sells its crude oil production from operated properties in North Dakota, Montana and Wyoming, at the lease level to an oil transportation company for the posted price, plus an agreed upon bonus, with a corresponding agreement to repurchase this production at its delivery point (typically, Cushing, Oklahoma) for a price equal to the then posted price for West Texas Intermediate crude oil less an agreed upon deduction for transportation and quality differentials, if any, between the repurchased crude oil and West Texas Intermediate crude oil. The Company then employs a broker to resell its crude oil to end users (such as refineries) on a month-to-month basis. The lease level sales and repurchase contracts are typically of six months duration. With respect to its other operated oil production (primarily located in Texas), the Company employs a similar price enhancement strategy, although the repurchase feature is absent. Instead, the lease level purchaser resells the crude oil to end users at the delivery point for the account of the Company. While these arrangements have the effect of increasing the net price the Company receives for its crude oil, such arrangements do not have the effect of limiting the Company's exposure to movements in crude oil prices. The Company markets its gas production at the lease level pursuant to month-to-month contracts. No single purchaser of oil or gas accounted for in excess of 10% of the Company's consolidated revenues for the year ended December 31, 1995.


RISK MANAGEMENT


    The Company typically employs a strategy of purchasing put options on a portion of its anticipated oil and gas production. This strategy is designed to protect the Company from significant downward movements in commodity prices while preserving the benefit of rising prices. The Company does not establish hedges in excess of its anticipated production. Upon consummation of the Offerings, substantially all of the Company's debt will be fixed rate. The Company's current position with regard to its 1996 commodity hedges is as follows:



    OIL SALES. The Company has purchased put options to provide a floor price for 3,000 Bbls of oil per day of its oil production for August 1996 through December 1996. These put options currently in place represent approximately 52% of the Company's estimated oil production for August 1996 through December 1996. The floor price the Company has an agreement to receive is $18.00 per Bbl, irrespective of the prices actually paid by purchasers of the oil at the lease level.



    GAS SALES. The Company has purchased put options which provide a floor price for 900,000 Mmbtu's per month of its gas production through October 1996. The put options currently in place represent approximately 84% of the Company's estimated gas production for July 1996 through October 1996. The floor prices with respect to such put options varies from $1.65 to $1.75 per Mmbtu depending on the area in which the gas is produced.

OIL AND GAS RESERVES


    The Company's estimated total proved and proved developed reserves of oil and gas as of December 31, 1993, 1994 and 1995, and as of April 1, 1996 were as follows:



                                                       AS OF DECEMBER 31,
                               ------------------------------------------------------------------       PRO FORMA
                                                                                                         APRIL 1,
                                        1993                   1994                  1995                1996 (1)
                               ----------------------  --------------------  --------------------  --------------------
                                   OIL         GAS        OIL        GAS        OIL        GAS        OIL        GAS
                                 (MBBLS)     (MMCF)     (MBBLS)    (MMCF)     (MBBLS)    (MMCF)     (MBBLS)    (MMCF)
                               -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Proved developed producing...       1,785      13,268      2,632     15,757      8,338     50,542     13,122     76,439
Proved developed non-
 producing...................           0           0          0        583        228      6,851        429      7,930
Proved undeveloped...........         580       8,351      1,377     11,172      2,222     20,759      2,925     28,551
                                    -----   ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total proved...............       2,365      21,619      4,009     27,512     10,788     78,152     16,476    112,920
                                    -----   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                    -----   ---------  ---------  ---------  ---------  ---------  ---------  ---------


- ------------------------------

(1)  Assumes that the 1996 Acquisition had been consummated at April 1, 1996.


    The following table sets forth the future net cash flows from the Company's estimated proved reserves:


                                                                            DECEMBER 31,              PRO FORMA
                                                                  ---------------------------------   APRIL 1,
                                                                    1993       1994        1995        1996(1)
                                                                  ---------  ---------  -----------  -----------
                                                                                  (IN THOUSANDS)
Future net cash flows before income taxes.......................  $  47,213  $  68,596  $   188,337  $   297,002
Future net cash flows before income taxes, discounted at 10%....  $  26,377  $  36,779  $   113,296  $   179,527


- ------------------------------

(1)  Assumes that the 1996 Acquisition had been consummated at April 1, 1996.



    The reserve estimates reflected above for 1993, 1994 and 1995 were prepared by the Company. The Company's 1995 estimates of gross reserves with respect to certain of the Company's producing properties were subject to a limited review by Williamson of the Company's engineering analysis covering approximately 54.0% of the Company's proved reserves at such date. The pro forma estimates for April 1, 1996, including the properties acquired in the 1996 Acquisition, were prepared by Williamson and are part of reports on the Company's oil and gas properties prepared by Williamson, a summary of which is set forth herein as Appendix A.


    The reserve data set forth herein present estimates only. In general, estimates of economically recoverable oil and gas reserves and of the future net revenues therefrom are based upon an number of variable factors and assumptions, such as historical production from the subject properties, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and gas prices and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Company therefore emphasizes that the actual production, revenues, severance and excise taxes, development and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

    Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

    In accordance with applicable requirements of the Securities and Exchange Commission, the estimated discounted future net revenues from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs.

EXPLORATION AND DEVELOPMENT ACTIVITIES


    The Company drilled, or participated in the drilling of, the following number of wells during the periods indicated. At June 30, 1996, the Company was in the process of drilling two gross (0.49 net) wells and was in the process of completing three gross (1.16 net) wells as producers which are not reflected in the following table.


                                                              1993                    1994                    1995
                                                     ----------------------  ----------------------  ----------------------
                                                        GROSS        NET        GROSS        NET        GROSS        NET
                                                     -----------  ---------  -----------  ---------  -----------  ---------
Exploratory:
  Productive.......................................           3        0.83           9        2.27          10        4.58
  Dry..............................................           2        1.06          10        3.73           6        2.57
                                                            ---         ---         ---         ---         ---         ---
    Total..........................................           5        1.89          19        6.00          16        7.15
                                                            ---         ---         ---         ---         ---         ---
                                                            ---         ---         ---         ---         ---         ---
Development:
  Productive.......................................          --          --          --          --           1        0.44
  Dry..............................................          --          --          --          --          --          --
                                                            ---         ---         ---         ---         ---         ---
    Total..........................................          --          --          --          --           1        0.44
                                                            ---         ---         ---         ---         ---         ---
                                                            ---         ---         ---         ---         ---         ---
Total:
  Productive.......................................           3        0.83           9        2.27          11        5.02
  Dry..............................................           2        1.06          10        3.73           6        2.57
                                                            ---         ---         ---         ---         ---         ---
    Total..........................................           5        1.89          19        6.00          17        7.59
                                                            ---         ---         ---         ---         ---         ---
                                                            ---         ---         ---         ---         ---         ---


                                                     SIX MONTHS ENDED JUNE
                                                            30, 1996
                                                     ----------------------
                                                        GROSS        NET
                                                     -----------  ---------
Exploratory:
  Productive.......................................           3        1.74
  Dry..............................................           1        0.72
                                                            ---         ---
    Total..........................................           4        2.46
                                                            ---         ---
                                                            ---         ---
Development:
  Productive.......................................           4        1.98
  Dry..............................................          --          --
                                                            ---         ---
    Total..........................................           4        1.98
                                                            ---         ---
                                                            ---         ---
Total:
  Productive.......................................           7        3.72
  Dry..............................................           1        0.72
                                                            ---         ---
    Total..........................................           8        4.44
                                                            ---         ---
                                                            ---         ---


    The Company does not own any drilling rigs and all of its drilling activities are conducted by independent contractors under standard drilling contracts.

PRODUCTIVE WELL SUMMARY

    The following table sets forth the Company's gross and net interests in productive oil and gas wells as of June 30, 1996. Productive wells are producing wells and wells capable of production.


                                                                                                      ACTUAL (1)
                                                                                                 --------------------
                                                                                                   GROSS       NET
                                                                                                 ---------  ---------
Oil wells......................................................................................      2,248     678.54
Gas wells......................................................................................      1,278     231.11
                                                                                                 ---------  ---------
    Total......................................................................................      3,526     909.65
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------


- ------------------------------
(1) Does not include royalty and overriding royalty interests owned by Statewide or the Company. See "-- Other Activities -- Minerals Acquisition Program." In addition, one well with multiple completions is counted as a single well.

ACREAGE


    The following table sets forth certain information regarding the Company's developed and undeveloped leasehold acreage as of June 30, 1996. Acreage in which the Company's interest is limited to royalty, overriding royalty, mineral and similar interests (such as all acreage owned by Statewide) is excluded.



                                                  DEVELOPED            UNDEVELOPED              TOTAL
                                             --------------------  --------------------  --------------------
REGION                                         GROSS       NET       GROSS       NET       GROSS       NET
- -------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
Permian Basin..............................    126,091     50,151     65,741     55,669    191,832    109,819
Gulf Coast.................................    197,650     65,547     46,040     39,713    243,689    105,261
Rocky Mountain.............................      8,534      6,126     24,757     24,650     33,291     30,776
Other......................................     43,651     26,108     44,166     41,134     87,817     67,241
                                             ---------  ---------  ---------  ---------  ---------  ---------
    Total..................................    375,926    147,932    180,704    165,166    556,629    313,097
                                             ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------


OTHER ACTIVITIES


    MOLDOVA CONCESSION AGREEMENT. In July 1995, the Republic of Moldova (located in Eastern Europe between Romania and the Ukraine) granted a Concession Agreement to Resource Development Company Limited, L.L.C. ("Redeco"), an entity not affiliated with the Company. The Company has paid Redeco $90,000 and agreed to bear the first $2.0 million of Concession expenses ($1.2 million of which had been expended through June 30, 1996) in return for a 50.0% interest in Redeco. After the initial $2.0 million expenditure, the Company and the other members of Redeco are each responsible for bearing 50.0% of future expenses. The Concession Agreement covers the entire country with respect to oil and gas and other minerals and continues for various time periods depending on the nature of the activity conducted. In connection with two previously producing but now abandoned fields, Redeco's exclusive rights continue for 20 years. Redeco's exclusive period to explore throughout the remainder of Moldova expires in 2005, but Redeco will maintain exclusive development rights with respect to fields discovered for a period of 20 years from the date of first production from such field. The Company has no material fixed financial commitments with respect to the Concession.



    MINERALS ACQUISITION PROGRAM. Statewide, a Company subsidiary, was organized for the purpose of acquiring overriding royalty interests and other types of non cost-bearing mineral interests underlying producing oil and gas fields primarily in Texas. The strategy of such acquisitions is to make blanket offers to holders of small interests. From inception through June 30, 1996, Statewide expended approximately $3.3 million in acquiring interests in approximately 1,400 properties. Through June 30, 1996, Statewide had received revenues from such interests aggregating approximately $1.5 million, as well as proceeds from sales of such interests of approximately $150,000.


    GAS GATHERING AND TRANSMISSION. In 1996, the Company purchased a 45.0% membership interest (which reduces to 32.4% when the Company and certain other members recoup their original investment) in Republic Gas Partners, L.L.C., a Texas limited liability company ("Republic"), for approximately $800,000. Republic owns all of the stock of Mid Louisiana Gas Company, Mid Louisiana Marketing Company and Mid Louisiana Gas Transmission Company (collectively, the "Midla Companies"). The assets of the Midla Companies include 409 miles of mainly 22-inch pipeline extending from the Monroe field area south of the city of Baton Rouge, serving various Louisiana and Mississippi municipal and industrial customers along its route. Mid Louisiana Gas Company's pipeline is subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC").

    Valley, a Company subsidiary, owns a small gas gathering system, several small gas plants, 11 salt water disposal wells located in each of its three principal regions and compressors used in the compression of gas located in the Gulf Coast region. For the year ended December 31, 1995, Valley had revenues of $553,000 and net income of $264,000, substantially all of which were related to transactions with Costilla.

    In the 1996 Acquisition, Pipeline, a Company subsidiary, acquired a 120-mile gas transportation pipeline in southwestern Pennsylvania for an allocated value of $3.5 million. The Company regards this asset as non-strategic to its business activities and is presently marketing the pipeline for sale.

COMPETITION AND MARKETS

    Competition in all areas of the Company's operations is intense. Major and independent oil and gas companies and oil and gas syndicates actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. A number of the Company's competitors have financial resources and acquisition, exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies. Many of the Company's competitors have been engaged in the energy business for a much longer time than the Company. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent on its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

    The market for oil, gas and natural gas liquids produced by the Company depends on factors beyond its control, including domestic and foreign political conditions, the overall level of supply of and demand for oil, gas and natural gas liquids, the price of imports of oil and gas, weather conditions, the price and availability of alternative fuels, the proximity and capacity of gas pipelines and other transportation facilities and overall economic conditions. The oil and gas industry as a whole also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

REGULATION

    The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

    The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company's properties.

    FERC regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC's purposes in issuing the orders is to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally,

Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant regulatory uncertainty remains, Order 636 may ultimately enhance the Company's ability to market and transport its gas, although it may also subject the Company to greater competition and the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.


    Sales of oil and natural gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting oil and natural gas liquids by pipeline, although the most recent adjustment generally decreased rates. These regulations are subject to pending petitions for judicial review. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but, other factors being equal, the regulations may, over time, tend to increase transportation costs or reduce wellhead prices for oil and natural gas liquids.


ENVIRONMENTAL MATTERS

    Operations of the Company are subject to numerous and constantly changing federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of certain permits, restrict or prohibit the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production, restrict or prohibit drilling activities that could impact wetlands, endangered or threatened species or other protected natural resources and impose substantial liabilities for pollution resulting from the Company's operations. Such laws and regulations may substantially increase the cost of exploring for, developing or producing oil and gas and may prevent or delay the commencement or continuation of a given project. In the opinion of the Company's management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the cost of compliance with such laws and regulations has not been material and is not expected to be material during the next fiscal year. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. For instance, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas production wastes as "hazardous wastes," which reclassification would make exploration and production wastes subject to much more stringent handling, disposal and clean-up requirements. State initiatives to further regulate the disposal of oil and gas wastes and naturally occurring radioactive materials are also pending in certain states, including Texas, and these various initiatives could have a similar impact on the Company.


    The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances found at the site and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which its acts as operator. Notwithstanding the Company's lack of control over wells operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

EMPLOYEES

    At June 30, 1996, the Company had 109 full-time employees. None of the Company's employees is subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

    The Company is a defendant or codefendant in minor lawsuits that have arisen in the ordinary course of business. While the outcome of the these lawsuits cannot be predicted with certainty, management does not expect any of these to have a material adverse effect on the Company's consolidated financial condition or results of operations.

TITLE TO PROPERTIES

    The Company has obtained title opinions on substantially all of its producing properties and believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry. As is customary in the oil and gas industry, the Company performs a minimal title investigation before acquiring undeveloped properties. A title opinion is obtained prior to the commencement of drilling operations on such properties. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. Substantially all of the Company's oil and gas properties are mortgaged to secure borrowings under the Company's Existing Debt Facility and will continue to be mortgaged to secure borrowings under the Credit Facility. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources," and "Description of Other Indebtedness."

OPERATIONAL HAZARDS AND INSURANCE

    The Company's operations are subject to the hazards and risks inherent in drilling and production and transportation of oil and gas, including fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury or loss of life, severe damage to and destruction of properties of the Company and others, and suspension of operations. See "Risk Factors -- Drilling Risks" and "Risk Factors
- -- Operating Hazards and Uninsured Risks."


    The Company maintains insurance of various types to cover its operations. The limits provided under its liability policies total $21 million. In addition, the Company maintains operator's extra expense coverage which provides for care, custody and control of all material wells drilled by the Company as operator. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The Company's general policy is to only engage drilling contractors who provide substantial insurance coverage and name the Company as an additional named insured. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company's financial condition and results of operations. Moreover, no assurances can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

                                   MANAGEMENT

    The executive officers and directors of the Company following completion of the Corporate Reorganization are listed below, together with a description of their experience and certain other information (ages provided are as of June 30, 1996). Each of the directors serve for a one year term. Executive officers are appointed by the Board of Directors.

NAME                             AGE       EMPLOYED SINCE                        POSITION WITH COMPANY
- ---------------------------      ---      -----------------  --------------------------------------------------------------
Cadell S. Liedtke                    41            1988      Chairman of the Board, Chief Executive Officer and Director
Michael J. Grella                    47            1988      President, Chief Operating Officer and Director
Henry G. Musselman                   42            1992      Executive Vice President and Director
Jerry J. Langdon                     43             n/a      Director
W.D. Kennedy                         76             n/a      Director
Bobby W. Page                        53            1996      Senior Vice President, Treasurer and Chief Financial Officer
Clifford N. Hair, Jr.                49            1992      Vice President -- Land and Secretary
Roger J. Wetz                        47            1992      Vice President -- Exploration (Geology)
Roger A. Freidline                   46            1993      Vice President -- Exploration (Geophysics)
Brian K. Miller                      36            1992      Vice President -- Reservoir Engineering
Sal J. Pagano                        45            1995      Vice President -- Engineering and Operations
Keith Atwood                         42            1992      Vice President -- Field Operations
Celia A. Zinn                        48            1996      Controller

    Cadell S. Liedtke entered the oil and gas business in Midland, Texas in 1977 as an independent landman generating oil and gas prospects in the Permian Basin. He founded the Company's predecessor with Michael J. Grella in 1988 and has served as managing partner and/or chief executive officer since that time. Mr. Liedtke has served on the Board of Directors of Texas Commerce Bank-Permian Basin and has been appointed by Texas Governor George W. Bush to the Oil and Gas Compact Commission. Mr. Liedtke is a member of the All-American Wildcatters Association, the Permian Basin Petroleum Association, the Permian Basin Landmans Association and the Independent Producer's Association of America. Mr. Liedtke graduated from the University of Texas at Austin in 1977 with a B.A. degree in economics.


    Michael J. Grella has served as Chief Operating Officer of the Company and its predecessor entities since their formation in 1988. He owned and operated an independent oil and gas company and has invested in the oil and gas business since 1982. Mr. Grella is a member of the Permian Basin Petroleum Association, the Independent Producer's Association of America, the Texas Independent Producers and Royalty Owners Association and the Permian Basin Landman Association. Mr. Grella has a B.S. degree in computer science from the University of California.



    Henry G. Musselman began his oil and gas career in 1975 with Musselman Petroleum and Land Company where he served as Vice President and a Director until forming Musselman, Owen & King in 1982. For the 10 years until merging his company into Costilla's predecessor in 1992, Mr. Musselman developed and acquired oil and gas properties throughout the Permian Basin. Mr. Musselman is a member and former director of the Independent Producer's Association of America. Mr. Musselman graduated from the University of Texas at Austin in 1975 with a B.B.A. degree.


    Jerry J. Langdon has previously held positions with WP Corporation, Houston Pipeline Company, Texas Oil & Gas Corporation and W. Wilson Corporation. In 1980, Mr. Langdon formed Texas IntraMark Gas Company, Inc., an intrastate gas gathering company engaging in the business of constructing and operating natural gas gathering, treating and processing facilities. In 1984, Mr. Langdon formed Langdon & Associates, a natural gas consulting group advising petroleum resource-oriented companies, financial institutions and law firms on a variety of technical, commercial and regulatory issues. Mr. Langdon served as a member of the FERC from 1988 to June 1993. Since leaving the FERC, Mr. Langdon formed Republic Gas Corp. to acquire, construct and operate intrastate natural gas pipeline, gathering, processing, treating and marketing facilities. Mr. Langdon is the President of both Republic and the Midla Companies. Mr. Langdon is a 1975 graduate of the University of Texas at Austin with a B.S. degree.

    W. D. Kennedy has been continually involved in the oil and gas business since 1948. From 1953 until 1980, Mr. Kennedy was an executive officer and director of C&K Petroleum, Inc., and its predecessor. C&K Petroleum, Inc. was a publicly held corporation from 1971 until 1980, when the company was sold for in excess of $200 million. Mr. Kennedy remains an active investor in the oil and gas business. Mr. Kennedy is a graduate of the University of Texas, and a member of the All-American Wildcatters Association, a past president of the Permian Basin Petroleum Association, a former director of the Texas Mid-Continent Oil and Gas Association, and an advisory director of Norwest Bank Texas, Midland.

    Bobby W. Page began his oil and gas career with MGF Oil Corporation in 1967, where he remained until 1988, ultimately serving as Executive Vice President, Chief Financial Officer and a member of the Board of Directors. Following two years as a self-employed financial consultant, Mr. Page joined Alta Energy Corporation in 1990 as Executive Vice President, Treasurer and Chief Financial Officer. From July 1993 until joining the Company, Mr. Page served as Vice President, Chief Financial Officer and Secretary of Marcum Natural Gas Services, Inc. Mr. Page graduated from the University of Oklahoma with a B.B.A. degree in accounting in 1965.

    Clifford N. Hair, Jr. has served in district and division landman roles, as well as a corporate officer with Texas Gas Exploration Corporation, Samedan Oil Corporation, Henry Petroleum Corporation and Donald C. Slawson Oil Producer. For the two year period prior to joining the Company in 1992, Mr. Hair was an independent landman involved in drilling projects in Texas and Oklahoma. Mr. Hair is a Certified Petroleum Landman's and a member of the American Association of Petroleum Landmen and the Petroleum Basin Landman Association. Mr. Hair graduated with honors from the University of Houston in 1971 with a B.B.A. degree in accounting.

    Roger J. Wetz began his oil and gas career with IMCO Services, a division of Halliburton, Inc. in 1974. He held a variety of geological positions with Gulf Energy & Minerals Company, TXO Production Corporation and Terra Resources, Inc. from 1976 to 1989. From 1989 until joining the Company in 1992, Mr. Wetz was an independent geologist generating prospects in the Permian Basin. Mr. Wetz graduated from St. Mary's University in 1973 with a B.S. degree in geology.

    Roger A. Freidline began his industry career with Union Oil Company of California. From 1976 until 1985, Mr. Freidline served in various geophysical capacities with Forest Oil Corporation, Gifford, Mitchell and Wisenbaker and Heritage Resources, Inc. Mr. Freidline was an independent geophysicist from 1985 until joining the Company, except for a period of employment as district geologist for Hondo Oil & Gas Company prior to its sale. Mr. Freidline is a Certified Petroleum Geologist, and a member of the Society of Exploration
Geophysicists, the Permian Basin Geophysical Society and the West Texas Geological Society. He has co-authored papers which have appeared in Geology and The Bulletin of the Seismological Society of America. Mr. Freidline received a B.S. degree with highest honors from the New Mexico Institute of Mining and Technology in 1972 and a Masters of Science degree in geophysics from the University of Utah in 1974.

    Brian K. Miller entered the oil and gas business as an operations engineer for ARCO Oil and Gas Company. From 1984 to 1987, he was a reservoir engineer with First City National Bank of Midland, Texas, and from 1987 to 1989, Mr. Miller was an independent consulting engineer. Prior to joining the Company in 1992, Mr. Miller served as an oil and gas analyst under appointment to the Federal Deposit Insurance Corporation. Mr. Miller is a member of the Society of Petroleum Engineers.

Mr. Miller received a B.S. degree with highest honors in petroleum engineering from the University of Texas at Austin in 1982 and a Master of Business Administration degree with honors in finance in 1984.

    Sal J. Pagano began his oil and gas career with Amoco Production Company where he was employed until 1978. From 1978 through 1989, Mr. Pagano was employed by several independent oil and gas companies in Midland, Texas in a variety of petroleum engineering capacities. Prior to joining the Company in 1995, Mr. Pagano was employed by Midland Resources Company from 1989 as a vice president. Mr. Pagano is a registered petroleum engineer and a member of the Society of Petroleum Engineers. Mr. Pagano graduated in 1973 from the University of Missouri at Rolla with a B.S. degree in petroleum engineering.

    Keith Atwood began his oil and gas career with Otis Engineering Corp. in 1974. Mr. Atwood worked as an independent consultant from 1979 to 1983 when he joined Musselman, Owen & King Operating Co. to manage field operations. He served in that capacity until joining the Company in 1992. Mr. Atwood attended Southwest Texas State University and the University of Texas.

    Celia A. Zinn joined the Company in 1996. From 1992 to 1996, she practiced public accounting in Midland. Ms. Zinn has 18 years experience in the oil and gas industry, including 12 years as Controller for Clayton W. Williams, Jr., Inc. from 1981 to 1992. Ms. Zinn is a certified public accountant. Ms. Zinn graduated from the University of Texas-Arlington in 1978 with a B.A. in mathematics.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT


    The following table sets forth the names and addresses of each of the Company's stockholders who beneficially own more than five percent of the Company's Common Stock, the number of shares beneficially owned by such shareholders and the percentage of the Common Stock so owned at June 30, 1996, assuming in each case the Corporate Reorganization had been consummated at June 30, 1996 and that the Common Stock Offering is consummated without the underwriters' over-allotment option being exercised.



                                         AMOUNT AND NATURE OF
                                         BENEFICIAL OWNERSHIP    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER             (1)                CLASS
- --------------------------------------  ----------------------  -------------
Cadell S. Liedtke ....................          2,656,796             26.6%
400 W. Illinois
Midland, Texas 79701
Michael J. Grella ....................          1,558,161             15.6%
400 W. Illinois
Midland, Texas 79701
NationsBanc Capital Corp. ............          1,080,008             10.8%
100 North Tryon Street
Charlotte, North Carolina 28255
Henry G. Musselman ...................            705,035              7.0%
400 W. Illinois
Midland, Texas 79701


- ------------------------------

(1)  All persons own the listed shares of record.



    The following table sets forth information as of June 30, 1996 (assuming the Corporate Reorganization had been consummated on such date) with respect to the shares of Common Stock beneficially owned by each of the Company's Directors, the Chief Executive Officer and the three other most highly compensated executive officers for 1996 (whose annualized compensation for such year based on compensation levels following the Offering is expected to exceed $100,000) and all Directors and executive officers as a group and the percent of the outstanding Common Stock owned by each, assuming that the Common Stock Offering is consummated without the underwriters' over-allotment option being exercised.



DIRECTORS AND NAMED                      AMOUNT AND NATURE OF    PERCENT OF
EXECUTIVE OFFICER                        BENEFICIAL OWNERSHIP     CLASS (1)
- --------------------------------------  ----------------------  -------------
Cadell S. Liedtke.....................          2,656,796             26.6%
Michael J. Grella.....................          1,558,161             15.6%
Henry G. Musselman....................            705,035              7.0%
Bobby W. Page.........................             75,000(2)           0.7%
All Officers and Directors as a group
(13 persons)..........................          5,554,992(3)          52.2%


- ------------------------------
(1) For the sole purpose of calculating these percentages, the shares, which the named person has the right to acquire within 60 days, by exercise of the options described in these footnotes, are deemed outstanding shares with respect to that person's percentage ownership and with respect to the percentage ownership of all Officers and Directors as a group.


(2) Includes 75,000 shares issuable pursuant to an option granted under the Company's 1996 Stock Option Plan which option will be immediately exercisable upon closing of the Offerings at a price equal to the initial public offering price of the Common Stock.



(3) Includes 635,000 shares issuable pursuant to options granted under the Company's 1996 Stock Option Plan which options will be immediately exercisable upon closing of the Offerings at a price equal to the initial public offering price of the Common Stock.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

    The following table sets forth information for the Company's Chief Executive Officer and the three other most highly compensated executive officers whose annual compensation for the fiscal year ending December 31, 1996 is expected to exceed $100,000. Information is presented for 1995, and for 1996 on an annualized basis based on salaries to be effective following consummation of the Offerings. Information for 1994 and prior years is not comparable since the Company's predecessor was a general partnership in which the partners received periodic partnership distributions in lieu of salary.

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                                                    -------------
                                                ANNUAL COMPENSATION                  SECURITIES
                                 -------------------------------------------------   UNDERLYING
                                                                    OTHER ANNUAL      OPTIONS/        ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR     SALARY($)  BONUS($)   COMPENSATION($)    SARS(#)(2)    COMPENSATION($)
- -------------------------------  ---------  ---------  ---------  ----------------  -------------  ----------------
Cadell S. Liedtke
  Chairman of the Board and           1995    185,700         --             --              --               --
   Chief Executive Officer            1996    300,000         --             --              --               --
Michael J. Grella
  President and Chief Operating       1995    261,750         --             --              --               --
   Officer                            1996    300,000         --             --              --               --
Henry G. Musselman
                                      1995    139,800         --             --              --               --
  Executive Vice President            1996    215,000         --             --              --               --
Bobby W. Page
  Senior Vice President,
   Treasurer and Chief                1995(1)        --        --            --              --               --
   Financial Officer                  1996    150,000         --             --          75,000               --

- ------------------------------
(1)  Mr. Page joined the Company in June 1996.

(2) The amount shown represents the number of shares subject to a stock option to be granted upon the closing of the Offerings pursuant to the Company's 1996 Stock Option Plan described under "-- Benefit Plans -- 1996 Stock Option Plan." The option will be granted with an exercise price per share equal to the initial public offering price of the Common Stock and will be granted for a 10-year term.

DIRECTORS' COMPENSATION

    Compensation for non-employee directors (Messrs. Langdon and Kennedy) will consist of an annual retainer fee of $10,000, plus a $1,000 fee for each Board meeting attended and a $1,000 fee for attending a committee meeting held on a day other than the same day of a Board meeting. In addition, outside Directors are participants in the Company's Outside Directors Stock Option Plan described under "-- Benefit Plans -- Outside Directors Stock Option Plan." Employee Directors do not receive compensation for serving on the Board or the Board's committees.

EMPLOYMENT AGREEMENTS


    Messrs. Liedtke, Grella and Musselman have entered into employment agreements (the "Founders Employment Agreements") with the Company which will become effective upon the closing of the Offerings and replace certain existing agreements. The Founders Employment Agreements are each for three years, commencing on the closing of the Offerings and each will automatically renew for successive one-year periods thereafter unless the employee is notified to the contrary. The Founders Employment Agreements provide for salary levels for Messrs. Liedtke, Grella and Musselman of $300,000, $300,000 and $215,000, respectively.


    Each of Messrs. Liedtke, Grella and Musselman would receive his salary for the remaining term of the applicable Founders Employment Agreement if the Company were to terminate such person's employment other than for cause. If such person were to voluntarily leave his employment with the Company prior to the second anniversary of the Agreement no further payments would be required. If a voluntary termination were to occur after the second anniversary of the Agreement, such person would be entitled to one year's salary from the date of termination. Each Founders Employment Agreement provides that the covered employee will not compete with the Company for a one year period following his voluntary cessation of employment or termination of employment for cause, in either case if such event occurs within the initial three-year term of the Agreement. Competitive activities are defined as engaging in the oil and gas business in any area in which the Company is then active.


    Bobby W. Page has entered into an employment agreement (the "Page Employment Agreement") with the Company effective June 30, 1996. The Page Employment
Agreement is for a period of three years from June 30, 1996 and will automatically renew for successive one-year periods thereafter unless Mr. Page is notified to the contrary by the Company. The Page Employment Agreement provides a $25,000 bonus (which includes Mr. Page's cost of relocation), plus a base salary of $150,000 until January 1, 1997; $175,000 until January 1, 1998; and $185,000 thereafter. In addition, Mr. Page will receive options to purchase 75,000 shares of Common Stock, certain insurance benefits and other benefits generally available to the Company's employees. Mr. Page would receive his salary for the remaining term of the Page Employment Agreement if the Company were to terminate the Page Employment Agreement other than for cause. However, if Mr. Page were to voluntarily leave his employment with the Company, no further payments would be required.

BENEFIT PLANS


    OUTSIDE DIRECTORS STOCK OPTION PLAN. The Outside Directors Stock Option Plan provides for the issuance of stock options to the outside directors of the Company. A total of 50,000 shares of Common Stock has been authorized and reserved for issuance under the plan, subject to adjustments to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. Only outside directors are eligible to participate in the plan. Outside directors are those directors of the Company who are not executive officers or regular salaried employees of the Company as of the date an option is granted. Under the plan, an option for 1,000 shares of Common Stock will be granted to each person who qualifies as an outside director each year that such person is elected as a director of the Company. The exercise price of each option granted under the plan will be the fair market value (as reported on the Nasdaq National Market) of the Common Stock at the time the option is granted, and may be paid either in cash, shares of Common Stock or a broker-assisted cashless transaction. Each option will be exercisable immediately, and will expire ten years from the date of grant. An option granted under the plan is not transferrable other than by will or the laws of descent and distribution. In the event a participant in the plan ceases to be an outside director, other than by reason of death or change of control of the Company, such participant may exercise an outstanding option under the plan within ninety days after such termination, to the extent the participant was entitled to exercise the option on the date of termination. In the event of the death of a participant under the plan, such participant's option(s) may be exercised by the executors or administrators of the optionee's estate or by the legatees of such participant within one year after his death, so long as the term of the option has not expired. The Company does not receive any consideration upon the grant of options under the plan. The options granted under the plan are intended to be non-qualifying options for federal income tax purposes. Because options under the plan are not generally transferrable, do not appear to be subject to a substantial risk of forfeiture and the exercise price will be the fair market value of the common stock on the date of grant, the options should not be taxable to an optionee until the optionee exercises the option, at which time the optionee would recognize income on the difference between the exercise price and the fair market value of the shares on the date of exercise. The grant of options under the plan should be treated as compensation paid by the Company for purposes of the Company's federal income tax considerations. The Board of Directors may amend the plan without the approval of the stockholders of the Company in any respect other than any amendment which requires stockholder approval by law and may only modify an outstanding option, including the repricing of such options, with the consent of the option holder. The Company currently has five directors, two of whom are eligible to participate in the plan.



    1996 STOCK OPTION PLAN. The 1996 Stock Option Plan provides for the grant of both incentive stock options and non-qualifying stock options, as well as limited stock appreciation rights and supplemental bonuses, to the employees of the Company and its subsidiaries, including officers and directors who are salaried employees. A total of 850,000 shares of Common Stock has been authorized and reserved for issuance under the plan, subject to adjustment to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. The plan is administered by the Board of Directors. The Board of Directors has the sole authority to interpret the plan, to determine the persons to whom options will be granted, to determine the basis upon which the options will be granted, and to determine the exercise price, duration and other terms of the options to be granted under the plan; provided that (a) the exercise price of each option granted under the plan may not be less than the fair market value of the Common Stock on the date the option is granted (and for incentive stock options, 110% of fair market value if the employee is the beneficial owner of 10% or more of the Company's voting securities), (b) the exercise price must be paid in cash, by surrendering previously owned shares of Common Stock upon the exercise of the option or by a promissory note or broker-assisted cashless exercise approved by the Board of Directors, (c) the term of the option may not exceed ten years, and (d) no option is transferrable other than by will or the laws of descent and distribution. Upon termination of an optionee's employment (other than by death or disability), an incentive stock option may be exercised prior to the expiration date of the option or within three months after the date of such termination, whichever is earlier, but only to the extent the optionee had the right to exercise the option upon the date of such termination, while the rights of the holder of a non-qualifying stock option will be set forth in each option agreement. In the event of the disability of an optionee, the option may be exercised by such person, his personal representative at any time, but only to the extent the optionee had the right to exercise the option as of the date of his disability. In the event of death of the optionee, the option may be exercised by his personal representative or successor in interest at any time prior to the expiration of the option to the extent the option was exercisable at the time of the optionee's death. Incentive stock options may not be granted under the plan to any individual if the effect of such grant would permit that person to have the first opportunity to exercise such options, in any calendar year, for the purchase of shares having a fair market value (at the time of grant of the option) in excess of $100,000. Neither the Company nor any of its subsidiaries will receive any consideration for the granting of options under the plan. Limited stock appreciation rights may be granted under the plan with respect to specified options, allowing the option holder to receive, in cash, the difference between the exercise price and the market value in the event of a change of control of the Company. The Board of Directors may also grant supplemental bonuses under the plan which are cash bonuses not to exceed the amount of income tax liability incurred by a plan participant upon the exercise of a non-qualifying stock option or a limited stock appreciation right with respect to which the bonus was granted. Incentive stock options granted under the plan are intended to have the federal income tax consequences of a qualified stock option. As a result, the exercise of an incentive stock option will not be a taxable event; the taxable event occurs at the time the shares of Common Stock acquired upon exercise of the option are sold. If the optionee holds such shares for the later of two years from the date the option was granted or one year from the date of exercise of the option, the difference between the price paid for the shares at exercise and the price for which those shares are sold will be treated as capital gains income. If the optionee does not hold the shares for the required holding period, the income would be treated as ordinary income rather than capital gains income. The non-qualifying stock options granted under the plan should be taxable when the option is exercised, at which time the optionee would recognize ordinary income the difference between the exercise price and the fair market value of the shares on the date of exercise. The grant of options under the plan will be treated as compensation by the Company for federal income tax purposes. The Board of Directors may amend the plan, without stockholder approval, in any respect other than any amendment that requires stockholder approval by law, and may modify an outstanding option, including the repricing of non-qualifying options, with the consent of the option holder. There are currently approximately 100 persons who are eligible to participate under the plan.



    BONUS INCENTIVE PLAN. The Company has adopted the Bonus Incentive Plan to become effective upon the completion of the Offerings. The plan provides that the Board of Directors each year may award bonuses in cash, Common Stock, or some combination thereof, to those officers, directors, employees and advisors of the Company or a subsidiary of the Company, who the Board of Directors determines have contributed to the success of the Company. A total of 100,000 shares of Common Stock has been authorized and reserved for issuance under the plan, subject to adjustments to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. All officers, directors, employees and advisors of the Company or a subsidiary of the Company who have completed a minimum of 180 days of service and are employed or retained by the Company or such subsidiary on the last day of the plan year, other than such persons who own ten percent or more of the outstanding shares of Common Stock during that year are eligible to participate in the plan. Bonus awards will be determined based on a number of factors, including performance and salary level of the participant and the financial performance of the Company and its subsidiaries. Bonuses will be awarded after review and upon approval of the Board of Directors, subject to the terms and conditions of the plan.


                              CERTAIN TRANSACTIONS

    A&P supplies meter reading services which measures gas production to the Company, as well as to unaffiliated oil and gas companies. A&P is also engaged in the sale of gas meter and regulating equipment, and in certain other oil field related businesses. For the fiscal year ended December 31, 1995, the Company accounted for approximately 27% of A&P's gross revenues. From time to time, the Company has advanced funds to A&P for working capital needs. These advances have been consolidated into two promissory notes. One note was executed December 31, 1994 in the original principal amount of $370,000. The note bears interest at a floating rate equal to the "prime rate" plus 1.0%. No principal or interest payments are due until the maturity of the note at December 31, 2004. The note is secured by a second lien on A&P's accounts receivable, inventory and equipment. The second note is in the original principal amount of $247,000 and is dated May 22, 1996. The note bears interest at 6.0% per annum, is unsecured and is payable upon demand. During the fiscal year ended December 31, 1995, A&P received $612,139 from the Company for meter reading, meter repair, calibration, flow line installation and other related services provided to the Company. The Company believes that the services and charges therefor are comparable to those the Company could have obtained from unaffiliated third parties.


    During 1995 the Company paid $440,884 to Valley for gas compression and salt water disposal charges. During 1995, Valley paid the Company $109,399 for operating costs of its salt water disposal wells and gas compressors. Also during 1995, the Company paid CSL $592,920 for management fees and lease payments on equipment.



    During a portion of 1995, the Company leased office space from 511 Tex L.C., in which Messrs. Liedtke, Grella and Musselman are the sole members. The amount of rental payments to 511 Tex L.C. during 1995 was $67,896. The Company no longer leases office space from any affiliated party.


    The Company has agreed that, upon the request of NBCC, on up to two occasions, the Company will register under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws the sale of the Common Stock owned by NBCC. The Company's obligation is subject to certain limitations regarding the timing of registrations and certain other matters. The Company is also obligated to offer to NBCC and Messrs. Liedtke, Grella and Musselman (collectively, the "Affiliated Holders") the opportunity to include shares of the Common Stock owned by them in certain registration statements filed by the Company. In addition, the Company has agreed to indemnify the

Affiliated Holders and their respective officers and directors against securities law liabilities arising in connection with such offerings, other than liabilities arising as a result of information furnished to the Company by the Affiliated Holders participating in the registration. The Company is obligated to pay all expenses incident to such registration, except underwriters' discounts and commissions allocable to the sale of shares by Affiliated Holders and any professional fees and expenses incurred by the Affiliated Holders incident to such registration. The Affiliated Holders have agreed that they will not sell any shares of Common Stock for a period of 180 days after the Offerings without the consent of Prudential Securities Incorporated.

    Certain of the transactions comprising the Corporate Reorganization represent transactions between the Company, or its predecessors, and its affiliates. Messrs. Liedtke, Grella and Musselman, the shareholders of Valley and CSL will sell the stock of Valley and the assets of CSL to the Company for $0.7 million. The purchase price is based on negotiations between Messrs. Liedtke, Grella and Musselman, on the one hand, and NBCC, considering the value to the Company of the stock and assets being acquired. No third party conducted an appraisal of either Valley or CSL.


    Messrs. Liedtke, Grella and Musselman will receive an aggregate distribution from the LLC of approximately $3.5 million which is estimated to be the federal income tax liability (as well as the federal income tax liability on such distribution) which will be owed by Messrs. Liedtke, Grella and Musselman as a result of the Corporate Reorganization. However, the precise amount of such liability will be dependent upon a number of factors which cannot be determined with certainty until subsequent to December 31, 1996. While the amount to be distributed has been determined in good faith by the Company's tax advisors, there can be no assurance that the actual tax liability of any of Messrs. Liedtke, Grella or Musselman will not be less or greater than the distributed amounts. If the distributed amounts exceed the ultimate tax liabilities, none of such persons will reimburse the Company. Correspondingly, if the tax liability exceeds the amount of such distributions, the Company will not make any further distributions to cover such short-fall. NBCC is also receiving a distribution of $800,000 which represents its post-redemption ownership percentage of the distribution made to Messrs. Liedtke, Grella and Musselman. However, NBCC has no tax or other liability with respect to such distribution. In addition, Messrs. Liedtke, Grella and Musselman and NBCC will receive an aggregate of 6,000,000 shares of Common Stock in the Merger in exchange for their interests in the LLC.

                              DESCRIPTION OF NOTES

GENERAL

    The Notes will be issued pursuant to an Indenture (the "Indenture") between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"). A copy of the Indenture in substantially the form in which it will be executed has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below and those terms that are made a part of the Indenture by reference to the Trust Indenture Act. The definitions of certain terms used in the following summary are set forth below under the caption "Certain Definitions."

    As of the date of the Indenture, Costilla Redeco Energy, L.L.C. and Costilla Redeco Operating, L.L.C., through which the Company conducts its Moldovan operations, will be Unrestricted Subsidiaries. However, under certain circumstances, the Company will be able to designate additional Subsidiaries as Unrestricted Subsidiaries. If so designated, such Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture. As used herein, "Subsidiary" refers to any Subsidiary of the Company that is not an Unrestricted Subsidiary.

PRINCIPAL, MATURITY AND INTEREST

    The Notes will be unsecured senior subordinated general obligations of the Company, limited in aggregate principal amount to $100 million and will mature
on                    ,  2006. Interest on the Notes will accrue at the rate  of
   %  per annum and will  be payable semiannually in  arrears on             and
          commencing on           1997, to Holders of record on the  immediately
preceding            and            . Interest on the Notes will accrue from the
most recent date to  which interest has  been paid or, if  no interest has  been
paid, from           , 1996. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; PROVIDED that all payments with respect to Global Notes and Certificated Securities the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be in the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION


    The payment of principal of, premium, if any, and interest on the Notes and the Subsidiary Guarantees thereof will be subordinated in right of payment, as set forth in the Indenture and the Subsidiary Guarantees, to the prior payment in full of Senior Indebtedness and Guarantor Senior Indebtedness, which will include borrowings under the Credit Facility and the guarantees thereof delivered by any Subsidiary Guarantors, whether outstanding on the date of the Indenture or thereafter incurred. As of the date of the Indenture, there will be no Subsidiary Guarantors. As a result, claims of creditors against the Subsidiaries and the Unrestricted Subsidiaries including their trade creditors and tort claimants, will effectively have priority to the property and earnings of such Subsidiaries over claims of creditors of the Company, including the Holders.


    Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the

Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Indebtedness are paid in full in cash, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that Holders of Notes may receive securities that are subordinated at least to the same extent as the Notes are subordinated to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness and Holders of Notes may recover payments made from the trust described under the caption "Legal Defeasance and Covenant Defeasance").

    The Company also may not make any payment upon or in respect of the Notes (except in such subordinated securities or from the trust described under the caption "Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or
(ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that then permits holders of such Designated Senior Indebtedness to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the holders or the representative of the holders of any Designated Senior Indebtedness. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced by a Payment Blockage Notice unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

    The Indenture will further require that the Company promptly notify the Representatives of holders of Designated Senior Indebtedness and Designated Guarantor Senior Indebtedness if payment of the Notes is accelerated because of any Event of Default.


    As a result of the subordination provisions described above, in the event of an insolvency, bankruptcy, reorganization or liquidation of the Company, or upon the occurrence of a Change of Control or an Asset Sale requiring repurchase by the Company of any Notes, there may not be sufficient assets remaining to satisfy the claims of the Holders after satisfying the claims of creditors of the Company who are holders of Senior Indebtedness and claims of creditors of the Company's Subsidiaries. See "Risk Factors -- Subordination of the Notes and Subsidiary Guarantees." On a pro forma basis, after giving effect to the Corporate Reorganization, the Offerings and the application of proceeds therefrom, $0.4 million of Senior Indebtedness of the Company would have been outstanding at June 30, 1996. The Notes will also be effectively subordinated to liabilities of the Company's Subsidiaries that are not Subsidiary Guarantors. On a pro forma basis, the total liabilities of the Company's Subsidiaries were $6.5 million at June 30, 1996, all of which were operating liabilities. The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness and Guarantor Senior Indebtedness, that the Company and its Subsidiaries can incur. See "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."



SUBSIDIARY GUARANTEES



    The Indenture does not require any Subsidiary to guarantee the payment of the Notes unless such Subsidiary incurs Indebtedness (other than its Indebtedness existing on the date of the Indenture and certain intercompany Indebtedness). The Indenture requires the Company to cause such

Subsidiary to fully and unconditionally, jointly and severally guarantee (the "Subsidiary Guarantees") the Company's payment obligations under the Notes prior to the incurrence of such Indebtedness. See "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." On the date of the Indenture, there will be no Subsidiary Guarantors. So long as a Person is an Unrestricted Subsidiary, such Person will not be required to become a Subsidiary Guarantor or execute a Subsidiary Guarantee. See "Certain Covenants -- Unrestricted Subsidiaries." As a result, claims of creditors against the Subsidiaries and the Unrestricted Subsidiaries, including their trade creditors and tort claimants, will effectively have priority to the property and earnings of such subsidiaries over claims of creditors of the Company, including the Holders. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited in a manner intended to result in such Subsidiary Guarantee not constituting a fraudulent conveyance under applicable law.



    The Indenture will provide that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person whether or not affiliated with such Subsidiary Guarantor (other than the consolidation or merger of a Wholly Owned Subsidiary of the Company with another Wholly Owned Subsidiary of the Company or into the Company) unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) becomes a Subsidiary Guarantor pursuant to a supplemental indenture or other agreement in form and substance reasonably satisfactory to the Trustee, and (ii) immediately after giving effect to such transaction, (A) no Default or Event of Default would exist or be continuing and (B) other than in the case of the consolidation or merger of two or more Subsidiary Guarantors or of one or more Subsidiary Guarantors with the Company, the Company would (A) have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transactions; and (B) at the time of such transaction and after giving effect thereto, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio and the Adjusted Consolidated Net Tangible Assets to Consolidated Indebtedness Ratio tests set forth in the first paragraph of the covenant described below under the caption "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."


    The Indenture will provide that (i) in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor or (ii) in the event that a Subsidiary Guarantor is properly designated as an Unrestricted Subsidiary, in each case, in accordance with the provisions of the Indenture, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor or the proper designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary
Guarantor), will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Certain Covenants -- Merger, Consolidation or Sale of Assets."


    The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are subordinated to the prior payment in full of all Guarantor Senior Indebtedness of such Subsidiary Guarantor (including any guarantee of Indebtedness of the Company under the Credit Facility) to substantially the same extent as the Notes are subordinated to Senior Indebtedness. On a pro forma basis, after giving effect to the Corporate Reorganization, the Offerings and the application of proceeds therefrom, no Guarantor Senior Indebtedness would have been outstanding as of June 30, 1996.


OPTIONAL REDEMPTION

    The  Notes  will  not  be  redeemable  at  the  Company's  option  prior  to
          , 2001. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month
period beginning on           of the years indicated below:

YEAR                                                                               PERCENTAGE
- ---------------------------------------------------------------------------------  -----------
2001.............................................................................            %
2002.............................................................................            %
2003.............................................................................            %
2004 and thereafter..............................................................     100.000%

    Notwithstanding the foregoing, at any time on  or before            ,  1999,
the Company may (but shall not have the obligation to) redeem up to 30% of the original aggregate principal amount of the Notes at a redemption price of % of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of an Equity Offering made by the Company; PROVIDED that at least 70% of the aggregate principal amount of Notes originally issued remain outstanding immediately after the occurrence of such redemption; and PROVIDED, FURTHER, that such redemption shall occur within 75 days of the date of the closing of such Equity Offering.

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis; PROVIDED that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

MANDATORY REDEMPTION

    The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon (the "Change of Control Purchase Price") to the date of purchase (the "Change of Control Payment Date"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment Date shall be a business day not less than 30 days nor more than 60 days after such notice is mailed. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

    On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover by any persons other than the Approved Shareholders, or a recapitalization or similar restructuring.

    The Credit Facility may provide that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to repay or refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

  ASSET SALES

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, engage in an Asset Sale unless (i) the Company (or such Subsidiary) receives consideration at the time of such Asset Sale at least equal to the fair market value, and in the case of a lease of assets under which the Company or any of its Subsidiaries is the lessor, a lease providing for rent and other conditions which are no less favorable to the Company (or such Subsidiary) in any material respect than the then prevailing market conditions (evidenced in each case by a resolution of the Board of Directors of such entity set forth in an Officers' Certificate delivered to the Trustee) of the assets sold or otherwise disposed of, and (ii) at least 85% (100% in the case of such lease payments) of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents or properties used in the Oil and Gas Business of the Company and its Subsidiaries.

    The Company may apply Net Proceeds of an Asset Sale, at its option, (a) to permanently reduce Senior Indebtedness other than Senior Revolving Indebtedness,
(b) to permanently reduce Senior Revolving Indebtedness (and to correspondingly reduce commitments with respect thereto), or (c) to invest in properties and assets that will be used in the Oil and Gas Business of the Company and its Subsidiaries. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Revolving Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied within 270 days after the consummation of an Asset Sale as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess
Proceeds, at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate unpaid amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such surplus Excess Proceeds for general corporate purposes. If the aggregate unpaid amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.


    The Indenture prohibits the Company from directly or indirectly engaging in an Asset Sale of any Principal Properties to any Subsidiary other than a Subsidiary Guarantor.


CERTAIN COVENANTS

  OWNERSHIP OF CAPITAL STOCK


    The Indenture will provide that the Company will not permit any Person (other than the Company or any Wholly Owned Subsidiary of the Company) to own any Capital Stock of any Subsidiary of the Company, and will not permit any Subsidiary of the Company to issue Capital Stock (except to the Company or to a Wholly Owned Subsidiary) in each case except (a) directors' qualifying shares,
(b) Capital Stock issued prior to the time such Person becomes a Subsidiary of the Company, (c) if such Subsidiary merges with and into another Subsidiary, (d) if another Subsidiary merges with and into such Subsidiary, (e) if such Subsidiary ceases to be a Subsidiary (as a result of the sale of 100% of the shares of such Subsidiary, the Net Proceeds from which are applied in accordance with "Repurchase at the Option of Holders -- Asset Sales") or (f) Capital Stock of a Subsidiary organized in a foreign jurisdiction required to be issued to, or owned by, the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Subsidiary to transact business in such foreign jurisdiction.


  UNRESTRICTED SUBSIDIARIES

    The Board of Directors of the Company may designate any of its Subsidiaries as an Unrestricted Subsidiary. A Subsidiary may only be so designated if (i) immediately after giving effect to such designation no Default or Event of Default exists, (ii) the Company would, at the time of such designation and after giving pro forma effect thereto as if such designation had occurred at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio and the Adjusted Consolidated Tangible Net Assets to Consolidated Indebtedness Ratio tests set forth in the first paragraph of the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock," and (iii) after the date of the Indenture and prior to such designation, no assets of the Company or of any Subsidiary of the Company (including, without limitation, Capital Stock of any such Subsidiary) shall have been transferred, directly or indirectly, to any Unrestricted Subsidiary or any of its Subsidiaries, other than assets transferred in the ordinary course of business and on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and except to the extent permitted under the caption "-- Restricted Payments." Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution of the Company giving effect to such designation and an Officers' Certificate of the Company certifying that such designation complied with the foregoing conditions.

    Any Subsidiary of the Company shall continue to be an Unrestricted Subsidiary only if it (a) has no Indebtedness other than Non-Recourse Indebtedness; (b) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (c) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries. If, at any time, any Unrestricted Subsidiary fails to meet the foregoing requirements, such Unrestricted Subsidiary shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture, such Unrestricted Subsidiary shall execute and deliver a supplemental indenture pursuant to which such Person guarantees the payment of the Notes on the same terms and conditions as the Subsidiary Guarantees and any Indebtedness of such Unrestricted Subsidiary shall be deemed to be incurred by a Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant).

    The Board of Directors of the Company may at any time designate any Subsidiary, if previously designated as an Unrestricted Subsidiary, to be a Subsidiary; PROVIDED that such designation shall be deemed to be an incurrence of Indebtedness by a Subsidiary of the Company of any outstanding Indebtedness of such Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock," (ii) no Default or Event of Default would be in existence following such designation and (iii) such Subsidiary shall execute and deliver a supplemental indenture pursuant to which such Person guarantees the payment of the Notes on the same terms and conditions as the Subsidiary Guarantees.

    As of the date of the Indenture, Costilla Redeco Exploration, L.L.C. and Costilla Redeco Operating, L.L.C., through which the Company conducts its Moldovan operations will be Unrestricted Subsidiaries.

  RESTRICTED PAYMENTS

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Subsidiary of the Company; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary or Unrestricted Subsidiary or other Affiliate of the Company (other than Equity Interests of the Company, any Subsidiary or Unrestricted Subsidiary owned by any Wholly Owned Subsidiary of the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of (x) the Company that is PARI PASSU with or subordinated to the Notes (other than the Notes) or
(y) any Subsidiary of the Company that is PARI PASSU with or subordinated to such Subsidiary's Subsidiary Guarantee (other than Indebtedness secured by such Subsidiary Guarantee) ("PARI PASSU Indebtedness"), in each case, prior to a scheduled mandatory sinking fund payment date or maturity date or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

        (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio and the Adjusted Consolidated Net Tangible Assets to Consolidated Indebtedness Ratio tests set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and


        (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries on or after the date of the Indenture (excluding Restricted Payments permitted by clauses
    (ii), (iii), (iv) and (v) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company and its Subsidiaries for the period (taken as one accounting period) from the beginning of the first day of the fiscal month during which the Indenture was executed and delivered to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company as capital contributions to the Company or from the issue or sale after the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary or an Unrestricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock) other than the Common Stock sold in the Common Stock Offering.


    The foregoing clauses (b) and (c), however, will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the payment of any dividend on Equity Interests of the Company (other than Disqualified Stock) payable solely in shares of Equity Interests of the Company (other than Disqualified Stock); (iii) any dividend or other distribution payable from a Subsidiary of the Company to the Company or any Wholly Owned Subsidiary; (iv) the making of any Restricted Investment in exchange for, or out of the proceeds of, the substantially concurrent sale, issuance or exchange (other than to a Subsidiary or any Unrestricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); PROVIDED, that any net cash proceeds that are utilized for any such Restricted Investment shall be excluded from clause (c) of the preceding paragraph; (v) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale, issuance or exchange (other than to a Subsidiary or any Unrestricted Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); PROVIDED that any net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c) of the preceding paragraph; and (vi) the defeasance, redemption or repurchase of PARI PASSU Indebtedness prior to a scheduled mandatory sinking fund payment date or maturity date thereof with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale, issuance or exchange (other than to a Subsidiary or any Unrestricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or the purchase, redemption or acquisition of PARI PASSU Indebtedness prior to a scheduled mandatory sinking fund payment date or maturity date thereof through the issuance in exchange thereof of Equity Interests of the Company (other than Disqualified Stock); PROVIDED, that any net cash proceeds that are utilized for any such defeasance, redemption, repurchase, purchase or acquisition shall be excluded from clause (c) of the preceding paragraph.

    The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate of the Company stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described under the caption "-- Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

  INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that

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the  Company may  incur Indebtedness  (including Acquired  Indebtedness) and the
Company may issue shares of Disqualified Stock if: (i) the Consolidated Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least, during the period until the first anniversary of the date of the Indenture, 2.25 to 1, and, thereafter, 2.5 to 1, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; (ii) the Adjusted Consolidated Net Tangible Assets would have been at least 150% of Consolidated Indebtedness, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) and (iii) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; PROVIDED, that no Guarantee may be incurred pursuant to this paragraph, unless the guaranteed Indebtedness is incurred by the Company pursuant to this paragraph.


    The foregoing provisions will not apply to:

        (i) the incurrence by the Company of Indebtedness under the Credit Facility (and the incurrence by Subsidiaries of Guarantees thereof) in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed $50 million, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the outstanding amount or the commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "-- Asset Sales";

        (ii) the incurrence by the Company of Indebtedness represented by the Notes and of its Subsidiaries of Indebtedness represented by the Subsidiary Guarantees;

       (iii) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, any Indebtedness described in the foregoing clause (ii);

       (iv) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries or between or among any Wholly Owned Subsidiaries; PROVIDED that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in case of an event of default in all respects to the Company's obligations pursuant to the Notes; and PROVIDED, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than a Wholly Owned Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

        (v) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the Indenture to be incurred; PROVIDED that, the notional amount of such Hedging Obligations does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;

       (vi) the incurrence by the Company of Hedging Obligations under commodity hedging and currency exchange agreements; PROVIDED that, such agreements were entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business;


       (vii) The incurrence by the Subsidiaries of Indebtedness in existence on the date of the Indenture; and


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

      (viii) the incurrence by the Company and its Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $10.0 million:



provided that no Subsidiary may incur any Indebtedness other than Indebtedness described in the foregoing clauses (iv) or (vii) unless such Subsidiary shall have executed and delivered a Subsidiary Guarantee and such Subsidiary Guarantee remains in full force and effect (unless terminated in accordance with the provisions of the Indenture).


  LIENS

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens but only to the extent securing obligations not constituting Indebtedness) on any of its assets, now owned or hereafter acquired, securing any Indebtedness other than Senior Indebtedness unless the Notes are secured equally and ratably with such other Indebtedness; PROVIDED that, if such Indebtedness is by its terms expressly subordinate to the Notes, the Lien securing such subordinate or junior Indebtedness shall be subordinate and junior to the Lien securing the Notes with the same relative priority as such subordinated or junior Indebtedness shall have with respect to the Notes.

  DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, (iv) transfer any of its property or assets to the Company or any of its Subsidiaries, (v) grant liens or security interests on the assets in favor of the Holders of Notes, or (vi) guarantee the Notes or any renewals or refinancings thereof, except for such encumbrances or restrictions existing under or by reason of (A) the Credit Facility, the Indenture, the Notes or any other agreement in existence on the date of the Indenture, (B) applicable law, (C) any instrument governing Acquired Indebtedness of Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that the Consolidated EBITDA of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, or (D) Permitted Refinancing Indebtedness, PROVIDED that the restrictions contained in the agreements governing such Permitted
Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

  LIMITATION ON LAYERING INDEBTEDNESS

    The Indenture will provide that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in any respect in right of payment to the Notes.

  MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture will provide that the Company will not, and will not permit any Subsidiary to, in a single transaction or series of related transactions consolidate or merge with or into (other than the consolidation or merger of a Wholly Owned Subsidiary of the Company with another Wholly Owned Subsidiary of the Company or into the Company) (whether or not the Company or such Subsidiary is the surviving corporation), or directly and/or indirectly through its Subsidiaries sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Subsidiaries taken as a whole) in one or more related transactions to, another corporation, Person or entity unless
(i) either (a) the Company, in the case of a transaction involving the Company, or such Subsidiary, in the case of a transaction involving a Subsidiary, is the surviving corporation or (b) in the case of a transaction involving the Company, the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (ii) immediately after such transaction no Default or Event of Default exists; and (iii) the Company or, if other than the Company, the entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio and the Adjusted Consolidated Net Tangible Assets to Consolidated Indebtedness Ratio tests set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

  TRANSACTIONS WITH AFFILIATES

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, after the date of the Indenture, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or make any payment to, or purchase any property or assets from, or enter into or suffer to exist any transaction or series of transactions, or make any agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), other than Exempt Affiliate Transactions, unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary (as reasonably determined by the Company) than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction entered into after the date of the Indenture involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing.

  SALE AND LEASEBACK

    The Company will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless (a) the Company or its Subsidiaries entering into such Sale and Leaseback Transaction could have incurred the Indebtedness relating to such Sale and Leaseback Transaction pursuant to the "-- Incurrence of Indebtedness and Issuance of Preferred Stock" and "-- Liens" covenants and (b) the Net Proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value of such property as determined by the Board of Directors of the Company.

  REPORTS

    The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, and file with the Trustee, within 15 days after it is, or would have been, required to file such with the Commission (i) all quarterly and annual financial information that is or would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company is or were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that are or would be required to be filed with the Commission on Form 8-K if the Company is or were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon written request.

  EVENTS OF DEFAULT AND REMEDIES


    The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due (upon redemption or otherwise) of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions "Repurchase at Option of Holders -- Change of Control," "Repurchase at Option of Holders -- Asset Sales," "-- Ownership of Capital Stock," "-- Restricted Payments," "-- Incurrence of Indebtedness and Issuance of Preferred Stock" or "-- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company or any of its Subsidiary for 60 days after notice by the Trustee or Holders of at least 25% of the aggregate principal amount of the Notes outstanding to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness at final maturity thereof (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments (not fully covered by insurance) aggregating in excess of $1 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries or any Unrestricted Subsidiary; and (viii) any Subsidiary Guarantor attempts to revoke its Subsidiary Guarantee or contest its validity or any Subsidiary Guarantee shall not be in full force and effect (other than in accordance with the terms of the Indenture).


    If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Subsidiary or any Unrestricted Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that if a Default occurs and is continuing, generally the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such Default. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or premium, if any, or interest) if it determines that withholding notice is in their interest.

    The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium on, or the principal of, the Notes or in respect of a provision that cannot be amended or waived without the consent of the Holder affected. See "Amendment, Supplement and Waiver."

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or the Subsidiary Guarantors under their Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of Notes, cash in U.S. dollars, noncallable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no

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Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Company, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents as well as certifications, legal opinions and other information and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER


    Except as provided in the next two succeeding paragraphs, the Indenture, the Subsidiary Guarantees or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture, the Subsidiary Guarantees or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).



    Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture, or the Subsidiary Guarantees relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.



    Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture, the
Subsidiary Guarantees or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The State Street Bank and Trust Company will be the Trustee under the Indenture. The Trustee's current address is Corporate Trust Department, Two International Place, 4th Floor, Boston, Massachusetts 02110.

    The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Costilla Energy, Inc., 400 West Illinois, 10th Floor, Midland, Texas 79701, Attention: Chief Financial Officer.

BOOK-ENTRY, DELIVERY AND FORM

    The Notes to be sold as set forth herein will initially be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with the Trustee as custodian for The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

    The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies
(collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) beneficial ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

    So long as the Global Note Holder is the registered owner of the Global Note, the Global Note Holder will be considered the sole owner or Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names and will not receive or be entitled to receive physical delivery of Notes in definitive form. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

    Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Company to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

    As long as the Notes are represented by a Global Note, the Depositary's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Notes. See "-- Repurchase at the Option of Holders -- Change of Control" and "-- Asset Sales." Notice by the Depositary's Participants or the Depositary's Indirect Participants or by owners of beneficial interests in a Global Note held through such Participants or Indirect Participants of the exercise of the option to elect repayment of beneficial interests in Notes represented by a Global Note must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other Participant or Indirect Participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or Indirect Participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

    The  Company will issue Notes in definitive  form in exchange for the Global
Note if, and only if, either (1) the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, or (2) an Event of Default has occurred and is continuing and the Notes registrar has received a request from the Depositary to issue Notes in definitive form in lieu of all or a portion of the Global Note. In either instance, an owner of a beneficial interest in the Global Note will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

  CERTIFICATED NOTES

    If the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days then, upon surrender by the Global Note Holder of its Global Note, Notes in the form of registered definitive Notes will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

    Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

  SAME-DAY SETTLEMENT AND PAYMENT

    The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

GOVERNING LAW

    The Indenture, the Notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "ACQUIRED INDEBTEDNESS" means with respect to any specified Person, (i) any Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS" means, as of the date of determination, without duplication, (a) the sum of (i) discounted future net revenue from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with Commission guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company's most recently completed fiscal year, which reserve report is prepared or audited by independent petroleum engineers, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to any acquisition consummated since the date of such year-end reserve report, and (B) estimated oil and gas reserves of the Company and its Subsidiary attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves due to exploration, development, exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which would, in the case of determinations made pursuant to clauses (A) and (B), in accordance with standard industry practice, result in such additions or revisions, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue of (C) estimated proved oil and gas reserves of the Company and its Subsidiaries produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated oil and gas reserves of the Company and its Subsidiaries since the date of such year-end reserve report attributable to downward revisions of estimates of proved oil and gas reserves due to exploration, development, exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which would, in the case of determinations made pursuant to clauses (C) and (D), in accordance with standard industry practice, result in such revisions, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clauses (A) through
(D),

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
such increases and decreases shall be as estimated by the Company's engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change that is an increase, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by independent petroleum engineers, (ii) the capitalized costs that are attributable to oil and gas properties of the Company and its Subsidiaries to which no proved oil and gas reserves are attributed, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (iii) the net working capital (which shall be calculated as all current assets of the Company and its Subsidiaries minus all current liabilities of the Company and its Subsidiaries, except current liabilities included in Indebtedness on a date no earlier than the date of the Company's latest annual or quarterly financial statements) and
(iv) the greater of (I) the net book value of the other tangible assets of the Company and its Subsidiaries on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Subsidiaries as of a date no earlier than the date of the Company's latest audited financial statements, MINUS (b) the sum of (i) minority interests of third parties to the extent included in the calculation of the immediately preceding clause (a), (ii) the positive remainder, if any, obtained by subtracting (I) gas balancing underpayments of the Company and its Subsidiaries reflected in the Company's latest audited financial statements and not otherwise included in the calculation of the immediately preceding clause (a) from (II) any gas balancing liabilities of the Company and its Subsidiaries reflected in the Company's latest audited financial statements and not otherwise included in the calculation of the immediately preceding clause (a), and (iii) the discounted future net revenue, calculated in accordance with Commission guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to oil and gas reserves of the Company and its Subsidiaries subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, other than pursuant to Production Payments, or that otherwise are required to be delivered to third parties, other than pursuant to Production Payments.

    "ADJUSTED  CONSOLIDATED  NET  TANGIBLE ASSETS  TO  CONSOLIDATED INDEBTEDNESS
RATIO" means, at any time, the ratio of Adjusted Consolidated Net Tangible Assets at such time to Consolidated Indebtedness at such time.

    "AFFILIATE" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer of (a) such specified Person or (b) any Person described in the preceding clause (i). For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of any class, or any series of any class, of equity securities of a Person, whether or not voting, shall be deemed to be control.

    "ASSET SALE" means with respect to any Person, the sale, lease, conveyance or other disposition, that does not constitute a Restricted Payment or an Investment, by such Person of any of its assets (including, without limitation, by way of a Sale and Leaseback and including the issuance, sale or other transfer of any Equity Interests in any Subsidiary or the sale or other transfer of any Equity Interests in any Unrestricted Subsidiary of such Person) other than to the Company (including the receipt of proceeds of insurance paid on account of the loss of or damage to any asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceeding, and including the receipt of proceeds of business interruption insurance), in each case, in one or a series of related transactions; PROVIDED that, notwithstanding the foregoing, the term "Asset Sale" shall not include: (a) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company, as permitted pursuant to the covenant entitled "Merger, Consolidation or Sale of Assets," (b) the sale or lease of hydrocarbons or other mineral interests in the ordinary course of business and customary in the Oil and Gas Business, (c) any Production Payment, (d) a transfer of assets by the Company to a Wholly Owned Subsidiary of the Company (other than any Principal Properties) or by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (e) an issuance of Equity Interests by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (e) sale or other disposition of cash or Cash Equivalents, or
(f) any lease, abandonment, disposition, relinquishment or farm out of any oil and gas property that are customary in nature and scope in the Oil and Gas Business and are entered into in the ordinary course of the Oil and Gas Business of the Company and its Subsidiaries.


    "BENEFICIARY", when used with respect to any individual, means the spouse, lineal descendants, parents and siblings of any such individual, the estates and the legal representatives of any such individual and any of the foregoing and the trustee of any bona fide trust of which any such individual and any of the foregoing are the sole beneficiaries or grantors.

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CASH EQUIVALENT" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities not more than twelve months from the date of acquisition, (b) U.S. dollar denominated (or foreign currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits or Eurodollar certificates of deposit of (i) any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million or (ii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "Approved Lender"), in each case with maturities of not more than twelve months from the date of acquisition, and (c) commercial paper issued by any Approved Lender (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-1 (or the equivalent thereof) or better by S&P or P-1 (or the equivalent thereof) or better by Moody's and maturing within twelve months of the date of acquisition.

    "CHANGE OF CONTROL" means such time as any of the following events occur:

        (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman and any of their respective Beneficiaries (the "Approved Shareholders), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total Voting Stock of the Company;

        (ii) the Company is merged with or into or consolidated with another Person and, immediately after giving effect to the merger or consolidation,
    (A) less than 50% of the total voting power of the outstanding Voting Stock of the surviving or resulting Person is then "beneficially owned" (within the meaning of Rule 13d-3 under the Exchange Act) in the aggregate by the stockholders of the Company immediately prior to such merger or consolidation, and (B) any "person" or "group" (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) other than the Approved

    Stockholders has become the direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of the surviving or resulting Person;

        (iii) the Company, either individually or in conjunction with one or more Subsidiaries, sells, assigns, conveys, transfers, leases or otherwise disposes of, or the Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of, all or substantially all of the properties of the Company and the Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any Person (other than the Company or a Wholly Owned Subsidiary);

        (iv) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

        (v) the liquidation or dissolution of the Company.


    "CONSOLIDATED EBITDA" means, with respect to any Person for any period, the sum of, without duplication, (i) the Consolidated Net Income of such Person and its Subsidiaries for such period, plus (ii) to the extent deducted in the computation of such Consolidated Net Income, the Consolidated Interest Expense for such period, plus (iii) to the extent deducted in the computation of such Consolidated Net Income, amortization of deferred financing charges for such period, plus (iv) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), plus (v) to the extent deducted in the computation of such Consolidated Net Income, consolidated depreciation, depletion, amortization and other noncash charges of such Person and its Subsidiaries required to be reflected as expenses on the books and records of such Person, plus (vi) to the extent deducted in the computation of such Consolidated Net Income, consolidated exploration and abandonment expenses of such Person and its Subsidiaries for such periods, minus (vii) cash payments with respect to any nonrecurring, noncash charges previously added back pursuant to clause (v), and excluding (viii) the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other noncash charges of, and the exploration and abandonment expenses of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without prior approval (unless such approval has been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.


    "CONSOLIDATED INDEBTEDNESS" means, with respect to any Person for any time, the Indebtedness of such Person and its Subsidiaries at such time as determined on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED INTEREST COVERAGE RATIO" means with respect to any Person for any period, the ratio of (i) Consolidated EBITDA of such Person and its Subsidiaries for such period to (ii) Consolidated Interest Expense of such Person and its Subsidiaries for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the four-quarter reference period for which the Consolidated Interest Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the "Calculation Date"), then the

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Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect
to  such  incurrence,   assumption,  Guarantee,  repayment   or  redemption   of
Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be
excluded,   and  (iii)   the  Consolidated  Interest   Expense  attributable  to
discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.


    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period including, without limitation, amortization of original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization or write-off of deferred financing charges for such period, and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and
(iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon), and (iv) the product of (a) all cash dividend payments (and noncash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person payable to a party other than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, on a consolidated basis and in accordance with GAAP.


    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (unless such approval has been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income of, or any dividends or other distributions from, any Unrestricted Subsidiary, to the extent otherwise included, shall be excluded unless distributed in cash to the Company or one of its Subsidiaries.

    "CONSOLIDATED NET WORTH" means, with respect to any Person as of any date, the consolidated stockholders' equity of such Person and its consolidated Subsidiaries as of such date less (w) the amount of such stockholders' equity attributable to Disqualified Stock, (x) all write-ups subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person (other than purchase accounting adjustments made, in connection with any

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acquisition  of any entity that becomes a consolidated Subsidiary of such Person after the date of the Indenture to the book value of the assets of such entity),
(y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.


    "CREDIT FACILITY" means a credit facility that may be entered into among the Company and the lenders parties thereto (which shall initially be a credit facility among the Company, NationsBank of Texas, N.A. or one of its affiliates, as agent, and the other lenders parties thereto), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, extended, refunded, replaced, restated or refinanced from time to time.


    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "DESIGNATED GUARANTOR SENIOR INDEBTEDNESS" means (i) so long as the Senior Bank Indebtedness is outstanding, any Subsidiary Guarantor's Indebtedness in respect of the Senior Bank Indebtedness and (ii) thereafter, any other Guarantor Senior Indebtedness permitted under the Indenture the principal amount of which is $15.0 million or more and that has been designated by the Company as "Designated Guarantor Senior Indebtedness."

    "DESIGNATED SENIOR INDEBTEDNESS" means (i) so long as the Senior Bank Indebtedness is outstanding, the Senior Bank Indebtedness and (ii) thereafter, any other Senior Indebtedness permitted under the Indenture the principal amount of which is $15.0 million or more and that has been designated by the Company as "Designated Senior Indebtedness"; provided that for purposes of clause (i) of the first sentence of the third paragraph under the caption "Subordination," "Designated Senior Indebtedness" shall also mean any other Senior Indebtedness permitted under the Indenture the principal amount of which is $15.0 million or more.

    "DISQUALIFIED STOCK" means (a) with respect to any Person, Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (unless any redemption or repurchase of such Capital Stock upon the occurrence of such event is required by any such terms, but only to the extent that a payment in respect thereof would be permitted under the covenant set forth under the caption "Restricted Payments"), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date which is one year after the date on which the Notes mature and (b) with respect to any Subsidiary of such Person (including with respect to any Subsidiary of the Company), any Capital Stock other than any common stock with no preference, privileges, or redemption or repayment provisions.

    "DOLLAR-DENOMINATED PRODUCTION PAYMENTS" mean dollar denominated payment obligations of the Company or any of its Subsidiaries that are or, upon the occurrence of a contingent event, would be recorded as liabilities in accordance with GAAP, together with all undertakings and obligations of the Company or any of its Subsidiaries in connection therewith, which obligations will be deemed to constitute Indebtedness for borrowed money for purposes of the Indenture.

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock), whether outstanding prior to, on or after the date of the Indenture.

    "EQUITY OFFERING" means an offer and sale of Qualified Stock of the Company to a Person other than an Affiliate of the Company.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

    "EXEMPT AFFILIATE TRANSACTIONS" means (a) transactions between or among the Company and/or its Wholly Owned Subsidiaries, (b) advances not to exceed $1,000,000 at any time outstanding to officers of the Company or any Subsidiary of the Company in the ordinary course of business to provide for the payment of reasonable expenses incurred by such persons in the performance of their responsibilities to the Company or such Subsidiary or in connection with any relocation, (c) fees and compensation paid to and indemnity provided on behalf of directors, officers or employees of the Company or any Subsidiary of the Company in the ordinary course of business, (d) any employment agreement that is in effect on the date of the Indenture in the ordinary course of business and any such agreement entered into by the Company or a Subsidiary after the date of the Indenture in the ordinary course of business of the Company or such Subsidiary and (e) payments and transactions under the Indebtedness of A&P Meter Service and Supply, Inc. ("A&P") to the Company outstanding on the date of the Indenture and the performance of and payment for services provided by A&P to the Company and its Subsidiaries in the ordinary course of business consistent with past practice. See "Certain Transactions."

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

    "GUARANTOR SENIOR INDEBTEDNESS" means (i) all Guarantees or other Indebtedness of a Subsidiary Guarantor in respect of the Senior Bank
Indebtedness and (ii) any other indebtedness permitted to be incurred by a Subsidiary Guarantor under the terms of this Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any Indebtedness for money borrowed.
Notwithstanding anything to the contrary in the foregoing, Guarantor Senior Indebtedness will not include (w) any liability for federal, state, local or other taxes owed or owing by a Subsidiary Guarantor, (x) any Indebtedness of a Subsidiary Guarantor to any of the Company's Subsidiaries, Unrestricted Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of this Indenture.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in (a) interest rates, (b) the value of foreign currencies and (c) Oil and Gas Purchase and Sales Contracts.

    "INDEBTEDNESS" means, with respect to any Person, without duplication, (a) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services (excluding any trade accounts payable and other accrued current liabilities incurred in the ordinary course of business), and all liabilities of such Person incurred in connection with any letters of credit, bankers' acceptances or other similar credit transactions or any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock outstanding on the date of the Indenture or thereafter, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (c) all Indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such Person, (e) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured) (f) all Production Payments of such Person, (g) all guarantees by such Person of Indebtedness referred to in this definition, (h) all Disqualified Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends and (i) all obligations of such Person under or in respect to currency exchange contracts, oil or natural gas price hedging arrangements and Hedging Obligations. For purposes hereof, the "maximum fixed repurchase price" of Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Disqualified Stock; provided, however, that if such Disqualified Stock is not at the date of determination permitted or required to be repurchase, the "maximum fixed repurchase price" shall be the book value of such Disqualified Stock.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding advances to officers and employees of the type specified in clause (b) of the definition of Exempt Affiliate Transactions), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP and the acquisition, by purchase or otherwise, of all or substantially all of the business or assets of any other Person.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "MATERIAL CHANGE" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 10% during a fiscal quarter in the discounted future net cash flows from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with clause (a)(i) of the definition of Adjusted Consolidated Net Tangible Assets; PROVIDED, however, that the following will be excluded from the calculation of Material Change: (i) any acquisition during the quarter of oil and gas reserves that have been estimated by independent petroleum engineers and on which a report or reports exists and
(ii) any disposition of properties existing at the beginning of such quarter that have been disposed of pursuant to the provisions of the Indenture described under the caption "Redemption of the Option of the Holders."


    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss, except as provided in (b) below), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to Sale and Leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiary or the extinguishment of any Indebtedness of such Person or any of its Subsidiary, other than any loss arising out of the extinguishment of Indebtedness refinanced with the proceeds of the Notes and other securities issued contemporaneously with the Notes, (ii) any extraordinary or nonrecurring gain (but not loss, except as provided in (i) above), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss), and (iii) any gain (but not loss) from currency exchange transactions not in the ordinary course of business consistent with past practice.


    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "NON-RECOURSE INDEBTEDNESS" means Indebtedness (i) as to which neither the Company nor any of its Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

    "OBLIGATIONS"   means    any   principal,    interest,   penalties,    fees,
indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "OIL AND GAS BUSINESS" means the business of the exploration for, and development, acquisition, and production of hydrocarbons, together with activities ancillary thereto (including with limitation, the gathering, processing, treatment, marketing and transportation of such production) and other related energy and natural resources businesses.

    "OIL AND GAS PURCHASE AND SALE CONTRACT" means with respect to any Person, any oil and gas agreements and other agreements or arrangements or any combination thereof entered into by such Person in the ordinary course of business and that is designed to provide protection against oil and natural gas price fluctuations.

    "PERMITTED INVESTMENTS" means (a) any Investments by the Subsidiaries of the Company in the Company; (b) any Investments in Cash Equivalents; (c) Investments made as a result of the receipt of noncash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales"; (d)
Investments outstanding as of the date of the Indenture; (e) Investments in Wholly Owned Subsidiaries engaged in the Oil and Gas Business and Investments in any Person that, as a result of such Investment (or a series of substantially contemporaneous Investments made pursuant to a single plan) (x) such other Person becomes a Wholly Owned Subsidiary engaged in the Oil and Gas Business or
(y) such other Person that is engaged in the Oil and Gas Business is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to the Company or a Wholly Owned Subsidiary in a transaction permitted under the Indenture; (f) entry into operating agreements, joint ventures, partnership agreements, working interests, royalty interests, mineral leases, processing agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling arrangements, area of mutual interest agreements or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations; (g) entry into any hedging arrangements in the ordinary course of business for the purpose of protecting the Company's or any Subsidiaries's production against fluctuations in oil or natural gas prices; (h) shares of money mutual or similar funds having assets in excess of $500,000,000, and (i) Investments in an aggregate amount not to exceed $5,000,000 at any one time outstanding.

    "PERMITTED LIENS" means (a) liens for taxes, assessments and governmental charges not then due or the validity of which is being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP; (b) mechanics', workmen's, materialman's, operator's or similar liens arising in the ordinary course of business; (c) easements, rights of way, restrictions and other similar encumbrances incurred in the ordinary course of business or minor imperfections in title that do not impair the value of property for its intended use; (d) liens on, or related to, properties to secure all or part of the costs incurred in the ordinary course of business of exploration, drilling, development or operation thereof; (e) judgment and attachment liens not giving rise to an Event of Default or liens created by or existing from any litigation or legal proceeding that are currently being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been made to the extent required by GAAP; (f) liens on deposits made in the ordinary course of business; (g) liens in favor of collecting or payor banks having a right of selloff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such bank;
(h) liens on pipeline or pipeline facilities which arise out of operation of law; (i) liens on deposits to secure public or statutory obligations or in lieu of surety or appeal bonds entered into in the ordinary course of business; (j) liens reserved in oil and gas leases for bonus or rental payments and for compliance with the terms of such leases; and (k) liens arising under partnership agreements, oil and gas leases, farmout agreements, division orders, contracts for the sale, purchase, exchange, transportation or processing of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, development agreements, operating agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business.


    "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; PROVIDED that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal or accrued amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded; (ii) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity and a final maturity date equal to or greater than the Weighted Average Life to Maturity and final maturity date, respectively, of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or any Subsidiary Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to the Notes and any Subsidiary Guarantees on terms at least as favorable to the Holders of the Note as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.



    "PRINCIPAL PROPERTIES" means the oil and gas properties and other tangible assets and properties owned by Company on the date of the Indenture (collectively, the "Original Principal Properties") and assets and properties of the Company obtained in exchange for any of the Original Principal Properties.


    "PRODUCTION PAYMENTS" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

    "QUALIFIED STOCK" means, for any Person, any and all Capital Stock of such Person, other than Disqualified Stock.

    "RESTRICTED  INVESTMENT"  means  an   Investment  other  than  a   Permitted
Investment.

    "SENIOR BANK INDEBTEDNESS" means the Indebtedness outstanding under the Credit Facility.

    "SENIOR INDEBTEDNESS" means (i) the Senior Bank Indebtedness and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any Indebtedness for money borrowed. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (w) any liability for federal, state, local or other taxes owed or owing by the Company,
(x) any Indebtedness of the Company to any of its Subsidiaries, Unrestricted Subsidiaries or other Affiliates, (y) any trade payables, or (z) any Indebtedness that is incurred in violation of the Indenture.

    "SENIOR REVOLVING INDEBTEDNESS" means revolving credit borrowings and letters of credit under the Credit Facility and/or any successor facility or facilities.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof). Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of the Company for any purposes of the Indenture.

    "UNRESTRICTED SUBSIDIARY" means any Subsidiary, if designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution and permitted to be so designated pursuant to the terms of the Indenture.

    "VOLUMETRIC PRODUCTION PAYMENTS" means volumetric production payment obligations of the Company or any of its Subsidiaries that are or, upon the occurrence of a contingent event, would be recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations of the Company or any of its Subsidiaries in connection therewith, which will be deemed to constitute debt for borrowed money for purpose of the Indenture.

    "VOTING STOCK" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payments at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

    "WHOLLY  OWNED SUBSIDIARY" of  any Person means a  Subsidiary of such Person
(i) all of the outstanding Capital Stock or other ownership interests of which (other than directors qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or (ii) organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Subsidiary to transact business in such foreign jurisdiction, provided that such Person or one or more Wholly Owned Subsidiaries of such Person, owns the remaining Capital Stock or ownership interest in such Subsidiary and, by contract or otherwise, controls the management and business of such Subsidiary and derives the economic benefits of ownership of such Subsidiary to substantially the same extent as if such Subsidiary were a wholly owned Subsidiary. Unrestricted Subsidiaries shall not be included in the definition of Wholly Owned Subsidiary for any purposes of the Indenture.

                       DESCRIPTION OF OTHER INDEBTEDNESS

EXISTING DEBT FACILITY

    In June 1996, the Company entered into a credit agreement (the "Existing Debt Facility") provided by NationsBridge, L.L.C. and NationsBank, N.A. and consisting of a $95.0 million revolving credit loan (the "Existing Revolver") and a $30.0 million term loan (the "Existing Term Loan"). The Existing Debt Facility provided funds to consummate the 1996 Acquisition and to refinance the Company's prior senior bank facility. Prudential Securities Group Inc. ("PGI") has purchased an interest in the Existing Debt Facility.

    The Existing Revolver and the Existing Term Loan each matures June 10, 1999. No periodic principal reductions are required with respect to the Existing Term Loan; however, quarterly principal reductions in the amount of $3.0 million are required with respect to the Existing Revolver, commencing January 1, 1997. In addition, the Existing Debt Facility requires that the net proceeds from the Notes Offering be applied to reduce the amounts outstanding under the Existing Revolver and the Existing Term Loan, and 100% of the net proceeds from the Common Stock Offering are required to be utilized to reduce the amounts outstanding under the Existing Term Loan and Existing Revolver.


    Interest accrues on the Existing Term Loan initially at 14.0% per annum, increasing by 0.5% per annum at the end of each successive three month period (commencing September 13, 1996) up to a maximum of 16.5% per annum. Interest may be paid in cash or "in kind" by delivery of additional notes having the same terms as the notes issued pursuant to the Existing Term Loan. Interest under the Existing Revolver accrues, at the option of the Company, at a margin in excess of either NationsBank, N.A. "LIBOR" rate, up to a maximum of 5.0% per annum, or NationsBank, N.A. fluctuating "prime rate" up to a maximum of 2.75% per annum.


    The Existing Debt Facility is secured by a pledge of substantially all of the Company's assets, guaranties by the Company's subsidiaries and limited guaranties by Messrs. Liedtke, Grella and Musselman proportionate to their membership interests in the LLC.

CREDIT FACILITY


    The Credit Facility will provide the Company with a revolving facility based on the borrowing base of its oil and gas assets which will initially be set at $50.0 million, none of which is expected to be outstanding at its inception. The Credit Facility is expected to be secured by a pledge of substantially all of the Company's assets. See "Mangement's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a further description of the Credit Facility.


                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.10 per share ("Common Stock") and 3,000,000 shares of preferred stock, par value $0.10 per share ("Preferred Stock"). Upon the completion of the Offerings and the Corporate Reorganization, the issued and outstanding capital stock of the Company will consist of 10,000,000 shares of Common Stock (or 10,600,000 shares if the underwriters' over-allotment option is exercised in full).

    The following description of certain matters relating to the capital stock of the Company is summary in nature and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of the dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any Preferred Stock that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive rights. All shares of Common Stock outstanding and to be outstanding after the Common Stock Offering will be fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue 3,000,000 shares of Preferred Stock, in one or more series, and to fix the rights, preferences, qualifications, privileges, limitations or restrictions of each such series without any further vote or action by the stockholders, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series. No shares of Preferred Stock have ever been issued, and the Company has no present plans to issue any Preferred Stock. In certain instances the Indenture limits the ability of the Company to issue Preferred Stock. See "Description of Notes -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

                                  UNDERWRITING


    Upon the terms and subject to the conditions of the Underwriting Agreement (the "Underwriting Agreement") among the Company, NationsBanc Capital Markets, Inc. and Prudential Securities Incorporated (the "Underwriters"), the Underwriters severally have agreed to purchase from the Company and the Company has agreed to sell to the Underwriters severally the principal amount of Notes set forth opposite the names of such Underwriters below:


                                                                                                     PRINCIPAL
UNDERWRITER                                                                                            AMOUNT
- ------------------------------------------------------------------------------------------------  ----------------
NationsBanc Capital Markets, Inc................................................................  $
Prudential Securities Incorporated..............................................................
                                                                                                  ----------------
    Total.......................................................................................  $    100,000,000
                                                                                                  ----------------
                                                                                                  ----------------

    In the Underwriting Agreement, the several Underwriters have agreed, subject to certain conditions, to purchase all of the Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Company has been advised by the Underwriters that they propose to offer the Notes to the public initially at the price set forth on the cover page of this Prospectus, to certain securities dealers (who may include Underwriters) at such price less a concession not in excess of % of the amount per Note and that the Underwriters and such dealers may reallow a discount not in excess of
   % of the amount per Note to other dealers, including the Underwriters. After the closing of the public offering, the public offering price, the concession and the discount to other dealers may be changed by the Underwriters.

    There is no currently existing trading market for the Notes, and although the Underwriters have advised the Company that they currently intend to make a market in the Notes, they are not obligated to do so and any such market making may be discontinued at any time, without notice, in the sole discretion of the Underwriters. Accordingly, there can be no assurance as to the development or liquidity of any market that may develop for the Notes.


    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect thereof.



    The Underwriters have informed the Company that they do not expect to confirm sales of Notes offered hereby to any accounts over which they exercise discretionary authority.



    NationsBanc Capital Markets, Inc. is an affiliate of NationsBank, N.A., NBCC and NationsBridge, L.L.C. NationsBridge, L.L.C. and NationsBank, N.A. are lenders under the Existing Credit Facility. PGI, an affiliate of Prudential Securities Incorporated, is also a lender under the Existing Credit Facility. See "Description of Other Indebtedness." NationsBridge, L.L.C., NationsBank, N.A. and PGI will receive their respective proportionate shares of the repayment by the Company of borrowings under the Existing Debt Facility from the net proceeds of the Offerings. Prudential Securities Incorporated is also acting as an underwriter in the Company's concurrent Common Stock Offering for which it will receive customary underwriting discounts and commissions. In addition, the Underwriters and their respective affiliates provide or have provided banking, advisory and other financial services for the Company in the ordinary course of business for which they have received customary compensation.



    NBCC is a stockholder of the Company and will receive approximately $16.3 million of the proceeds of the Offerings in redemption of a portion of the membership interests owned by it and in a distribution to it in the Corporate Reorganization. See "Use of Proceeds," "The Company -- Corporate Reorganization" and "Security Ownership of Certain Beneficial Owners and Management." As a result of such ownership, The National Association of Securities Dealers, Inc. ("NASD") may view this offering as a participation by NationsBanc Capital Markets, Inc. in the distribution in a public offering of the securities of an affiliate and this Notes Offering is being made pursuant to the provisions of Rule 2720 of the NASD's Conduct Rules. In accordance with Rule 2720, Prudential Securities Incorporated is acting as a qualified independent underwriter in the Notes Offering and is assuming the responsibilities of acting as such in pricing the Notes Offering and conducting due diligence.

                                 LEGAL MATTERS

    Certain legal matters related to the Notes offered hereby are being passed upon for the Company by Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation, Midland, Texas. Certain matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

    The consolidated financial statements of Costilla Energy, L.L.C. and subsidiaries as of December 31, 1995 and for the year then ended, the statements of revenues and direct operating expenses of the 1996 Acquisition for the years ended December 31, 1993, 1994 and 1995, and the statements of revenues and direct operating expenses of the 1995 Acquisition for the years ended December 31, 1993 and 1994, and the period ended June 12, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat
Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Costilla Energy, L.L.C. and subsidiaries as of December 31, 1994, and for the years ended December 31, 1993 and 1994, have been included herein and in the registration statement in reliance upon the report of Elms, Faris & Co., P.C., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


    In September 1995, the Company changed its principal accountants from Elms, Faris & Co., P.C. to KPMG Peat Marwick LLP. The reports of Elms, Faris & Co., P.C. on the Company's financial statements for the year ended December 31, 1994 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified in any way as to uncertainty, audit scope or accounting principles. Moreover, there were no disagreements with Elms, Faris & Co., P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The members of the LLC made the decision to change the LLC's principal accountants.


    Certain information appearing in this Prospectus regarding estimated quantities of oil and gas reserves and the discounted present value of future pre-tax cash flows therefrom attributable to the Company's properties and to the properties included in the 1996 Acquisition is based upon estimates of such reserves and present values prepared by Williamson Petroleum Consultants, Inc. All of such information has been so included herein in reliance upon the authority of such firm as experts in such matters. Set forth as Appendix A is Williamson's Summary Reserve Report dated July 23, 1996 with respect to the oil and gas interests of the Company and with respect to properties acquired in the 1996 Acquisition.

                             AVAILABLE INFORMATION

    Upon completion of the Offerings, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois

60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at HTTP:\\WWW.SEC.GOV that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement made herein shall be deemed qualified by such reference.

                                    GLOSSARY

    The terms defined in this section are used throughout this Prospectus.


    ADJUSTED EBITDA. Calculated by adding interest, income taxes, depreciation, depletion and amortization, exploration and abandonment costs and extraordinary loss resulting from extinguishment of debt to net income (loss).


    ALL-IN FINDING COSTS. The amount of total capital expenditures, including acquisition costs, and exploration and abandonment costs for oil and gas activities divided by the amount of proved reserves (expressed in BOE) added during the specified period (including the effect on proved reserves of reserve revisions).

    BBL.   One stock tank barrel, or  42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

    BCF.  One billion cubic feet.

    BOE. Equivalent barrels of oil. In reference to natural gas, natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    BTU. One British thermal unit. The quantity of heat required to raise the temperature of one pound of water one degree Fahrenheit.

    DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

    DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.


    DRY WELL. A well found to be incapable of producing either oil or gas in sufficient quantifies to justify completion of an oil or gas well.


    EXPLORATORY  WELL.   A well  drilled to find  and produce  oil or  gas in an
unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

    GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

    MBBL.  One thousand barrels of crude oil or other liquid hydrocarbons.

    MBOE.  One thousand barrels of oil equivalent.

    MMBOE.  One million barrels of oil equivalent.

    MMBBLS.  One million barrels of crude oil or other liquid hydrocarbons.

    MMBTU.  One million Btu's.

    MCF.  One thousand cubic feet.

    MMCF.  One million cubic feet.

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

    PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES OR PV-10 VALUE. The present value of estimated future net revenues is an estimate of future net revenues from a property at its acquisition date, at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not construed as being the fair market value of the properties. Estimates have been made using constant oil and natural gas prices and operating costs at the specified date.

    PRODUCTIVE WELL. A well that is producing oil or gas that is capable of production.

    PROVED DEVELOPED RESERVES.   Reserves that can be  expected to be  recovered
through existing wells with existing equipment and operating methods.

    PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED UNDEVELOPED RESERVES.   Reserves  that are expected  to be  recovered
from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

    ROYALTY INTEREST.   An interest  in an oil  and gas  property entitling  the
owner to a share of oil and gas production free of costs of production.

    3-D SEISMIC. Advanced technology method of detecting accumulations of hydrocarbons identified by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

    WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                         INDEX TO FINANCIAL STATEMENTS


Financial Statements of Costilla Energy, L.L.C.:
  Independent Auditors' Reports......................................................        F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995, and June 30, 1996
   (unaudited).......................................................................        F-4
  Consolidated Statements of Operations for the years ended December 31, 1993, 1994,
   and 1995, and the six months ended June 30, 1995 and 1996 (unaudited).............        F-5
  Consolidated Statements of Members' Capital for the years ended December 31, 1993,
   1994, and 1995, and the six months ended June 30, 1995 (unaudited)................        F-6
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994,
   and 1995, and the six months ended June 30, 1995 and 1996 (unaudited).............        F-7
  Notes to Consolidated Financial Statements.........................................        F-8

Financial Statements of the 1995 Acquisition:
  Independent Auditors' Report.......................................................       F-22
  Statements of Revenues and Direct Operating Expenses for the years ended December
   31, 1993 and 1994 and the period ended June 12, 1995..............................       F-23
  Notes to the Statements of Revenues and Direct Operating Expenses..................       F-24

Financial Statements of the 1996 Acquisition:
  Independent Auditors' Report.......................................................       F-27
  Statements of Revenues and Direct Operating Expenses for the years ended December
   31, 1993, 1994 and 1995, and the periods ended June 14, 1995 and 1996
   (unaudited).......................................................................       F-28
  Notes to the Statements of Revenues and Direct Operating Expenses..................       F-29

                          INDEPENDENT AUDITORS' REPORT

The Members
Costilla Energy, L.L.C. (a Texas limited liability company):

    We have audited the accompanying consolidated balance sheet of Costilla Energy, L.L.C. (a Texas limited liability company) and subsidiaries as of December 31, 1995, and the related consolidated statement of operations, members' capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Costilla Energy, L.L.C. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Midland, Texas

April 16, 1996 (except  with respect to matters  discussed in the last paragraph of Note 7 and Note 12, as to which the date is June 14, 1996.)

                          INDEPENDENT AUDITORS' REPORT

The Members
Costilla Energy, L.L.C.:

    We have audited the accompanying consolidated balance sheet of Costilla Energy, L.L.C. (a Texas limited liability company) and subsidiaries (the combination of CSL Partners, Costilla Petroleum Corporation and Statewide Minerals, L.C.) as of December 31, 1994, and the related consolidated statements of operations, members' capital, and cash flows for the years ended December 31, 1993 and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Costilla Energy, L.L.C. and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the years ended December 31, 1993 and 1994, in conformity with generally accepted accounting principles.

                                          ELMS, FARIS & CO., P.C.

Midland, Texas
March 31, 1995

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                              DECEMBER 31,
                                                                                            ----------------   JUNE 30,
                                                                                             1994     1995       1996
                                                                                            -------  -------  -----------
                                                                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................................................  $   137  $ 2,866    $ 1,164
  Accounts receivable:
    Trade, net............................................................................    1,042    3,154      2,521
    Affiliates............................................................................       --      507        927
    Oil and gas sales.....................................................................    1,715    3,915      5,337
  Prepaid and other current assets........................................................      223      439      2,629
                                                                                            -------  -------  -----------
        Total current assets..............................................................    3,117   10,881     12,578
                                                                                            -------  -------  -----------
Property, plant and equipment, at cost:
  Oil and gas properties, using the successful efforts method of accounting:
    Proved properties.....................................................................   22,794   79,897    126,809
    Unproved properties...................................................................    2,060    2,903      4,615
  Accumulated depletion, depreciation and amortization....................................   (3,562)  (9,413)   (13,933)
                                                                                            -------  -------  -----------
                                                                                             21,292   73,387    117,491
                                                                                            -------  -------  -----------
Other property and equipment, net.........................................................       76      679      1,640
Deferred charges (Note 2).................................................................       29    1,736      2,654
Note receivable -- affiliate..............................................................      390      684        684
                                                                                            -------  -------  -----------
                                                                                            $24,904  $87,367    $135,047
                                                                                            -------  -------  -----------
                                                                                            -------  -------  -----------


                              LIABILITIES, REDEEMABLE MEMBERS' CAPITAL AND MEMBERS' CAPITAL
Current liabilities:
  Current maturities of long-term debt....................................................  $    22  $    --    $    98
  Trade accounts payable..................................................................    1,712    5,467      4,587
  Undistributed revenue...................................................................      110    1,227      1,524
  Other current liabilities...............................................................      192    1,691      2,103
                                                                                            -------  -------  -----------
        Total current liabilities.........................................................    2,036    8,385      8,312
                                                                                            -------  -------  -----------
Long-term debt, less current maturities (Note 7)..........................................   23,591   71,494    122,267
Deferred income (Note 2)..................................................................       24    3,319      2,623
Other noncurrent liabilities..............................................................       --       38         --
                                                                                            -------  -------  -----------
        Total liabilities.................................................................   25,651   83,236    133,202
                                                                                            -------  -------  -----------
Redeemable members' capital (Note 10).....................................................       --   12,278     13,557
                                                                                            -------  -------  -----------
Members' capital (Note 10)................................................................     (747)  (8,147)   (11,712)
Commitments and contingencies (Note 8)....................................................       --       --         --
                                                                                            -------  -------  -----------
                                                                                            $24,904  $87,367    $135,047
                                                                                            -------  -------  -----------
                                                                                            -------  -------  -----------


          See accompanying notes to consolidated financial statements.

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                                                                SIX MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,            JUNE 30,
                                                             -------------------------------  --------------------
                                                               1993       1994       1995       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
Revenues:
  Oil and gas sales........................................  $   4,231  $   7,637  $  21,693  $   5,568  $  19,445
  Interest and other.......................................         56         87        123          5         40
  Gain on sale of assets...................................        110        112         --         --         40
                                                             ---------  ---------  ---------  ---------  ---------
                                                                 4,397      7,836     21,816      5,573     19,525
                                                             ---------  ---------  ---------  ---------  ---------
Expenses:
  Oil and gas production...................................      1,688      2,349     10,024      2,268      8,093
  Oil and gas production -- affiliates.....................         --          2        331        145        185
  General and administrative...............................        639        634      2,910        678      2,439
  General and administrative -- affiliates.................        313        550        661        330        370
  Exploration and abandonments.............................        218        793      1,650      1,007        308
  Depreciation, depletion and amortization.................        884      1,847      5,958      1,367      4,620
  Interest.................................................        605      1,458      4,591      1,046      4,156
  Other....................................................         --         --          2         --         --
                                                             ---------  ---------  ---------  ---------  ---------
                                                                 4,347      7,633     26,127      6,841     20,171
                                                             ---------  ---------  ---------  ---------  ---------
    Income (loss) before federal income taxes and
     extraordinary item....................................  $      50  $     203  $  (4,311) $  (1,268)      (646)
Provision for federal income taxes
  Current..................................................        (25)         8          3         --         --
  Deferred.................................................          2         32         --         --         --
                                                             ---------  ---------  ---------  ---------  ---------
    Income (loss) before extraordinary item................  $      73  $     163  $  (4,314) $  (1,268) $    (646)
    Extraordinary loss resulting from extinguishment of
     debt (Note 7).........................................         --         --         --         --     (1,640)
                                                             ---------  ---------  ---------  ---------  ---------
    Net income (loss)......................................  $      73  $     163  $  (4,314) $  (1,268) $  (2,286)
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------


          See accompanying notes to consolidated financial statements.

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)
                  CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL
                                 (IN THOUSANDS)


                                                                                                         MEMBERS'
                                                                                                         CAPITAL
                                                                                                        ----------
Balance at January 1, 1993............................................................................  $      433
  Net income..........................................................................................          73
  Contributions.......................................................................................           1
  Withdrawals.........................................................................................        (456)
                                                                                                        ----------
Balance at December 31, 1993..........................................................................          51
  Net income..........................................................................................         163
  Withdrawals.........................................................................................        (961)
                                                                                                        ----------
Balance at December 31, 1994..........................................................................        (747)
  Issuance costs (Note 10)............................................................................        (753)
  Net loss............................................................................................      (4,314)
  Withdrawals.........................................................................................         (55)
  Preferred return and accretion of redeemable members' capital.......................................      (2,278)
                                                                                                        ----------
Balance at December 31, 1995..........................................................................      (8,147)
  Net loss (unaudited)................................................................................      (2,286)
  Preferred return and accretion of redeemable members' capital (unaudited)...........................      (1,279)
                                                                                                        ----------
Balance at June 30, 1996 (unaudited)..................................................................  $  (11,712)
                                                                                                        ----------
                                                                                                        ----------


          See accompanying notes to consolidated financial statements.

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                                                SIX MONTHS ENDED
                                                                                   YEARS ENDED DECEMBER 31,         JUNE 30,
                                                                                  ---------------------------  ------------------
                                                                                   1993      1994      1995      1995      1996
                                                                                  -------  --------  --------  --------  --------
                                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................................................  $    73  $    163  $ (4,314) $ (1,268) $ (2,286)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation, depletion and amortization....................................      884     1,847     5,958     1,367     4,620
    Amortization of deferred charges............................................       --        --       137        --       169
    Other noncash...............................................................      (21)       35       (75)      (28)       79
    Gain on sale of oil and gas properties......................................     (110)     (112)       --        --       (40)
    Extraordinary loss resulting from extinguishment of debt....................       --        --        --        --     1,640
    Change in operating assets and liabilities:
      Increase in accounts receivable...........................................     (837)   (1,535)   (4,818)   (3,568)   (1,209)
      Decrease (increase) in other assets.......................................       20       301      (216)     (107)   (2,190)
      Increase in accounts payable..............................................      262       723     4,863     2,188      (880)
      Increase in other liabilities.............................................       59       102     1,537    (1,624)      671
      Increase (decrease) in deferred income....................................       (8)        3     3,294        --      (696)
                                                                                  -------  --------  --------  --------  --------
        Total adjustments.......................................................      249     1,364    10,680    (1,772)    2,164
                                                                                  -------  --------  --------  --------  --------
        Net cash provided by (used in) operating activities.....................      322     1,527     6,366    (3,040)     (122)
                                                                                  -------  --------  --------  --------  --------
Cash flows from investing activities:
  Capital expenditures for oil and gas properties...............................   (6,634)  (11,819)  (61,500)  (57,261)  (47,727)
  Proceeds from sale of oil and gas properties..................................      131       112        --        --        --
  Additions to other property and equipment.....................................     (228)      (49)     (720)     (512)   (1,996)
  Advances on affiliate notes receivable........................................       --      (390)     (247)       --        --
                                                                                  -------  --------  --------  --------  --------
        Net cash used in investing activities...................................   (6,731)  (12,146)  (62,467)  (57,773)  (49,723)
                                                                                  -------  --------  --------  --------  --------
Cash flows from financing activities:
  Borrowings under long-term debt...............................................    6,770    11,579    62,704    62,680   125,390
  Payments of long-term debt....................................................       --        --   (11,232)   (7,902)  (74,519)
  Deferred loan and financing costs.............................................       --        --    (2,587)   (2,587)   (2,728)
  Proceeds from redeemable members' capital.....................................       --        --    10,000    10,000        --
  Contributions.................................................................        1        --        --        --        --
  Withdrawals...................................................................     (456)     (961)      (55)      (97)       --
                                                                                  -------  --------  --------  --------  --------
        Net cash provided by financing activities...............................    6,315    10,618    58,830    62,094    48,143
                                                                                  -------  --------  --------  --------  --------
Net increase (decrease) in cash and cash equivalents............................      (94)       (1)    2,729     1,281    (1,702)
Cash and cash equivalents, beginning of period..................................      232       138       137       137     2,866
                                                                                  -------  --------  --------  --------  --------
Cash and cash equivalents, end of period........................................  $   138  $    137  $  2,866  $  1,418  $  1,164
                                                                                  -------  --------  --------  --------  --------
                                                                                  -------  --------  --------  --------  --------


          See accompanying notes to consolidated financial statements.

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(1) ORGANIZATION AND NATURE OF OPERATIONS
    Costilla Energy, L.L.C. (the "Company"), a Texas limited liability company, was formed on February 14, 1995, as the successor to CSL Partners, a Texas general partnership, which was organized on January 11, 1989. The Company is an unincorporated association of several individuals and a corporation and will cease to exist thirty (30) years from the date of formation. Its members have limited personal liability for the Company's obligations and debts. The Company is classified as a partnership for federal income tax purposes.

    The Company is an oil and gas exploration and production concern with properties located principally in West Texas, South Texas, and the Rocky Mountain regions of the United States.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION


    As of December 31, 1995, the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company proportionately consolidates less-than-100%-owned oil and gas partnerships and joint ventures in accordance with industry practice. All significant accounts and transactions between the Company and its subsidiaries have been eliminated. At December 31, 1993 and 1994, the financial statements of the Company and its affiliates were combined. Prior to February 14, 1995, the combining companies were owned by individuals who own 70% of the Company, in approximately the same proportion relative to one another as is their current ownership. Significant intercompany transactions were eliminated.


    USE OF ESTIMATES

    Preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and depository accounts held by banks.

    CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially expose the Company to  concentrations
of   credit  risk  consist  primarily  of  unsecured  accounts  receivable  from unaffiliated working interest owners and crude oil and natural gas purchasers.


    TRADE RECEIVABLES



    Trade receivables generally consist of amounts due from outside working interest owners for their proportionate share of drilling and operating costs incurred by the Company, as operator of the related properties.


    HEDGING

    Premiums paid for commodity option contracts and interest rate swap agreements are amortized to oil and gas sales and interest expense, respectively, over the terms of the agreements. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts receivable under the commodity option contracts and interest rate swap agreements are accrued as an increase in oil and gas sales and a reduction of interest expense, respectively, for the applicable periods.

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    OIL AND GAS PROPERTIES

    The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.


    Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from 5 to 7 years.



    Prior to the adoption of FAS 121 on January 1, 1995, the Company's aggregate oil and gas properties were carried at cost, not in excess of total estimated undiscounted future net revenues, on a worldwide basis.


    On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

    On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

    IMPAIRMENT OF LONG-LIVED ASSETS

    As of January 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 -- ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF ("FAS 121"). Consequently, the Company reviews its long-lived assets to be held and used, including oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

    DEFERRED CHARGES

    The Company capitalized certain costs incurred in connection with obtaining the Credit Agreement and the related revolver and term notes (see Note 7 for definitions and descriptions of each). These costs are being amortized over the lives of the notes.

    DEFERRED INCOME

    In November 1995, the Company entered into gas sales agreements whereby it committed to delivery of a total of 2,379,000 Mmbtu, from December 1, 1995 through December 1, 1996, for a total fixed price of $3,429,610. Income from the agreements is recognized in the period of delivery.

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION


    The Company uses the sales method of accounting for crude oil revenues. Under this method, revenues are recognized based on actual volumes of oil sold to purchasers.



    The Company uses the entitlements method of accounting for natural gas revenues. Under this method, revenues are recognized based on actual production of natural gas. Natural gas revenues would not have been significantly altered in any period had the sales method of recognizing natural gas revenues been utilized.


    ENVIRONMENTAL

    The Company is subject to extensive Federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/ or remediation is probable, and the costs can be reasonably estimated.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the 1993 and 1994 financial statements to conform to the 1995 presentation.

    INTERIM FINANCIAL STATEMENTS


    The interim financial information as of June 30, 1996, and for the six months ended June 30, 1995 and 1996, is unaudited. However, in the opinion of management, these interim financial statements include all the necessary adjustments to fairly present the results of the interim periods, and all such adjustments are of a normal recurring nature. The interim financial statements should be read in conjunction with the audited financial statements for the years ended December 31, 1993, 1994 and 1995.


(3) ACQUISITION OF OIL AND GAS PROPERTIES

    On June 12, 1995, the Company completed the acquisition of certain oil and gas properties and related assets from Parker & Parsley Development L.P. and Parker & Parsley Producing L.P. for $46,621,371. The transaction was accounted for using the purchase method. The results of operations of the acquired properties are included in the Consolidated Statements of Operations beginning June 12, 1995. The Company funded the acquisition under the Credit Agreement described in Note (7). Certain of the acquired properties, which were located outside of the Company's areas of strategic focus, were sold in 1995. No gain or loss was recorded on these sales.



    PRO FORMA RESULTS OF OPERATIONS (UNAUDITED)



    The following table reflects the pro forma results of operations as though the acquisition, net of the related properties sold, had occurred on January 1, 1994. The pro forma amounts are not necessarily indicative of the results that may be reported in the future.



                                                                           YEARS ENDED DECEMBER
                                                                                   31,
                                                                             1994       1995
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Revenues.................................................................     35,460     32,746
Net income (loss)........................................................      1,563     (3,999)

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(4) IMPAIRMENT OF LONG-LIVED ASSETS
    The Company adopted FAS 121 effective as of January 1, 1995. FAS 121 requires that long-lived assets held and used by an entity, including oil and gas properties accounted for under the successful efforts method of accounting, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets to be disposed of are to be accounted for at the lower of carrying amount or fair value less cost to sell when management has committed to a plan to dispose of the assets. All companies, including successful efforts oil and gas companies, are required to adopt FAS 121 for fiscal years beginning after December 15, 1995.

    In order to determine whether an impairment had occurred, the Company estimated the expected future cash flows of its oil and gas properties and compared such future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount was recoverable. Based on this process, no writedown in the carrying amount of the Company's proved properties was necessary at December 31, 1995.

(5) DERIVATIVE FINANCIAL INSTRUMENTS
    The Company utilizes derivative financial instruments to manage well-defined interest rate and commodity price risks. The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap agreements and its commodity hedges. The Company anticipates, however, that such counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparties.


    COMMODITY HEDGES. The Company utilizes option contracts to hedge the effect of price changes on future oil and gas production. If market prices of oil and gas exceed the strike price of put options, the options will expire unexercised, therefore reducing the effective price received for oil and gas sales by the cost of the related option. The following table sets forth the future volumes hedged by year and the weighted-average strike price of the option contracts at December 31, 1995:


                                                           OIL          GAS
                                                         VOLUME       VOLUME         STRIKE PRICE
                                                         (BBLS)       (MMBTU)        PER BBL/MMBTU
                                                       -----------  -----------  ---------------------
Oil:
  1996...............................................    1,830,000           --   $16.00 - $20.38(a)
  1997...............................................      912,500           --   $16.00 - $20.65(a)
Gas:
  1996...............................................           --    1,500,000        $1.65(b)
  1997...............................................           --    1,350,000        $1.65(b)

- ------------------------
(a) Represents the weighted-average price of collars established with the purchase of put option contracts and the sale of call option contracts.

(b) Represents the strike price on purchased put option contracts.


    INTEREST RATE SWAP AGREEMENTS. The Company utilizes interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate, long-term debt. If market rates of interest experienced during the applicable swap term are below the rates of interest effectively fixed by the swap agreement, the rate of interest experienced by the Company will exceed the rate that would have been experienced under the Credit Agreement. At December 31, 1995, the Company was a

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(5) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) party to two interest rate swap agreements, providing the Company with a fixed interest rate for the terms of the agreements. The following table sets forth the terms, fixed rates, and notional amounts of the agreements in place as of December 31, 1995:

                                        NOTIONAL
                                        PRINCIPAL                 FIXED
                TERM                     AMOUNT               INTEREST RATE
- ------------------------------------  -------------  -------------------------------
Jan. 25, 1996 to Jan. 25, 1999         $24 million      ranging from 7.5% to 8.5%
May 24, 1995 to May 27, 1997           $60 million                5.99%

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1994 and 1995. FASB Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                                                             1994                  1995
                                                                     --------------------  --------------------
                                                                     CARRYING     FAIR     CARRYING     FAIR
                                                                      AMOUNT      VALUE     AMOUNT      VALUE
                                                                     ---------  ---------  ---------  ---------
                                                                                   (IN THOUSANDS)
Financial assets:
  Cash, cash equivalents and restricted cash.......................  $     137  $     137  $   2,866  $   2,866
  Receivables (trade)..............................................      1,042      1,042      3,154      3,154
  Receivables (oil and gas sales)..................................      1,715      1,715      3,915      3,915
  Commodity option contracts.......................................         --         --        165        555
  Interest rate swap and option agreements.........................        203         --        146     (2,970)
  Notes receivable -- affiliate....................................        390        390        684        684
Financial liabilities:
  Payables (trade).................................................      1,712      1,712      5,467      5,467
  Deferred income..................................................         --         --      3,319      2,950
  Long-term debt...................................................     23,613     23,613     71,494     71,494


    The carrying amounts shown in the table are included in the statement of financial position under the indicated captions.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    CASH,   TRADE  RECEIVABLES,  AND  TRADE  PAYABLES:    The  carrying  amounts
approximate fair value because of the short maturity of those instruments.

    OTHER CURRENT ASSETS: The amounts reported relate to the commodity option contracts and interest rate swap agreements described in Note 5. The carrying amount comprises the unamortized premiums paid for the contracts. The fair value is estimated using option pricing models and essentially values the potential for the contracts and agreements to become in-the-money through changes in commodity prices and interest rates during the remaining terms.

    NOTES RECEIVABLE-AFFILIATE: The amounts reported relate to notes receivable from an affiliated company. The carrying amount approximates fair value because the rate given to the affiliate company is not materially different from the affiliate company's bank debt.

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    DEFERRED INCOME: The amounts reported relate to the gas purchase agreements described in Note 2. The carrying amount represents the payments received under the agreements for which subsequent delivery is required. The fair value is estimated based upon the commodity price at December 31, 1995, for a similar agreement.

    LONG-TERM DEBT: The fair value of the Company's long-term debt is estimated by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

(7) LONG-TERM DEBT

    Long-term debt consists of the following:



                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1994       1995
                                                                         ---------  ---------
                                                                            (IN THOUSANDS)
Revolver note..........................................................  $      --  $  59,824
Term notes.............................................................         --     11,670
Note payable to bank...................................................     23,591         --
Note payable to member.................................................         22         --
                                                                         ---------  ---------
                                                                            23,613     71,494
    Less current maturities............................................         22         --
                                                                         ---------  ---------
                                                                         $  23,591  $  71,494
                                                                         ---------  ---------
                                                                         ---------  ---------


    At December 31, 1995, the Company and certain of its subsidiaries are parties to a Credit Agreement with a syndicate of banks (the "Banks"). The Credit Agreement provides for an aggregate $185 million senior secured revolving line of credit ("Revolver Notes") and an aggregate of $15 million in senior secured term notes ("Term Notes"). All notes are secured with the assets of the Company and are guaranteed by the Company's subsidiaries and, to a limited extent, its individual members.

    The Revolver Notes and Term Notes are subject to an aggregate borrowing base, as determined by the Banks or their agents in their sole discretion and is redetermined at least bi-annually as of January 15 and July 15, utilizing oil and gas reserve information as of the immediately preceding period end. As of January 15, 1996, the borrowing base was $71,670,000.

    All outstanding balances under the Credit Agreement may be designated, at the Company's option, as either "Base Rate Portions" or "Fixed Rate Portions" (both as defined in the Credit Agreement), provided that no more than five Eurodollar Tranches may be outstanding at any time. The Base Rate Portions of the Revolver Notes bear interest at the fluctuating Base Rate, plus a Revolver Base Rate Spread ranging from 0.25% to 0.75%, depending upon the outstanding principal balances of the Term Notes. The Base Rate Portions of the Term Notes bear interest at the fluctuating Base Rate plus 0.75%. The Fixed Rate Portions of the Revolver Notes bear interest at the Eurodollar Rate for a fixed period of time elected by the Company, plus a Revolver Fixed Rate Spread ranging from 2.25% to 3.00%, depending on the outstanding principal balances of the Term Notes. The Fixed Rate Portions of the Term Notes bear interest at the Eurodollar Rate for a fixed period of time elected by the Company, plus a Fixed Rate Spread of 3.00%. As of December 31, 1995, the Company had elected a fixed rate of 8.82% for the Revolver Notes and had elected fixed rates ranging from 8.82% to 8.94% for $14,000,000 of the outstanding Term Notes at December 31, 1995. The remaining balances of the Term Notes bear interest at the Base Rate of NationsBank Prime plus 1.50% at December 31, 1995.

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(7) LONG-TERM DEBT (CONTINUED)
    The outstanding principal balance of the Revolver Notes is due and payable in sixty (60) monthly installments beginning August 1, 1996, and continuing regularly thereafter until July 1, 2001. The outstanding principal balance of the Term Notes is due and payable in two (2) installments, each of which shall be equal to one-half of the unpaid principal balance of each note, on July 1, 1996, and January 1, 1997.

    The Credit Agreement requires the Company to hedge not less than 60% of the Company's total sales volume, through December 31, 1997, from its proved developed producing oil and gas reserves, with a floor price of not less than $16 per Bbl of oil or $1.50 per Mcf of gas.

    Additionally, the Credit Agreement contains various restrictive covenants and compliance requirements, which include: (a) restrictions on dividends and the incurrence of additional indebtedness; (b) restrictions as to merger, sale or transfer of assets; (c) limiting total lease payments and total aggregate executive compensation to $750,000 and $500,000, respectively, in any fiscal year; and (d) compliance with certain financial ratios.

    The   Company  was  in   violation  of  certain   covenants  and  compliance
requirements as of December 31, 1995. Subsequent to December 31, 1995, such violations were waived by the Banks.

    Maturities of long-term debt at December 31, 1995, are as follows (in thousands):

1996......................................................  $  10,820
1997......................................................     17,800
1998......................................................     11,965
1999......................................................     11,965
2000......................................................     11,965
Thereafter................................................      6,979

    The Company paid interest on long-term debt of $546,147, $1,356,604 and $4,453,684 in 1993, 1994 and 1995, respectively.


    As described in Note 12, on June 10, 1996, the Company demonstrated its intent and ability to refinance the current maturities under the Credit Agreement by entering into a new loan agreement, proceeds of which were used to repay the existing notes. Concurrently, the deferred charges associated with the Credit Agreement were expensed as an extraordinary loss.


(8) COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases equipment and office facilities under operating leases on which rental expense for the years ended December 31, 1993, 1994 and 1995, was $110,023, $197,533 and $311,221, respectively. Future minimum lease commitments under noncancellable operating leases at December 31, 1995, are as follows (in thousands):

1996.......................................................  $     257
1997.......................................................        272
1998.......................................................        268
1999.......................................................        195
2000.......................................................        188
Thereafter.................................................      1,190

    SEVERANCE AGREEMENTS

    On February 17, 1995, the Company entered into employment agreements with each of the officers which are effective from the above date through February 17, 2000, or until terminated by the

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(8) COMMITMENTS AND CONTINGENCIES (CONTINUED) officer or the Company. In addition to providing a base salary and nominal yearly increases for each officer, the employment agreements provide for severance payments upon termination of any such officer's employment or a significant reduction in that officer's duties or responsibilities.

    In the event of such a termination, the Company is obligated to pay the officer an amount equal to the present value (discounted at 10%) of the officer's salary which would have been paid through February 17, 2000. The current annual base salaries for the officers covered under such employment agreements total approximately $500,000.


    EXPLORATION AND DEVELOPMENT



    In July 1995, the Republic of Moldova (located in Eastern Europe between Romania and the Ukraine) granted a Concession Agreement to Resource Development Company Limited, L.L.C. ("Redeco"), an entity not affiliated with the Company. The Company has paid Redeco $90,000 and agreed to bear the first $2.0 million of Concession expenses ($214,178 of which had been expended through December 31, 1995) in return for a 50.0% interest in Redeco. After the initial $2.0 million expenditure, Redeco and the Company are responsible for bearing 50.0% each of future expenses. The Concession Agreement covers the entire country with respect to oil and gas and other minerals and continues for various time periods depending on the nature of the activity conducted. In connection with two previously producing but now abandoned fields, Redeco's exclusive rights continue for 20 years. Redeco's exclusive period to explore throughout the remainder of Moldova expires in 2005, but Redeco will maintain exclusive development rights with respect to fields discovered for a period of 20 years from the date of first production from such field. The Company has no material fixed financial commitments with respect to the Concession.


    LETTERS OF CREDIT

    As a result of certain bonding and trade creditor requirements, the Company has caused irrevocable letters of credit to be issued by a bank totaling $106,000. As of December 31, 1995, no amounts had been drawn on these letters of credit.

(9) 401(K) PLAN
    The Company has established a qualified cash or deferred arrangement under IRS code section 401(k) covering substantially all employees. Under the plan, the employees have an option to make elective contributions of a portion of their eligible compensation, not to exceed specified annual limitations, to the plan and the Company has an option to match a percentage of the employee's contribution. The Company has made matching contributions to the plan totaling $16,950, $8,921 and $22,531 in 1993, 1994 and 1995, respectively.

(10) REDEEMABLE MEMBERS' CAPITAL AND MEMBERS' CAPITAL

    During 1995, NationsBanc Capital Corporation ("NBCC") contributed $10 million in exchange for a 30% ownership interest in the Company including the preferential return described below. The Company incurred $751,737 in legal fees and broker's commissions in connection with this transaction and recorded these costs as direct charges to members' capital in 1995.



    Redeemable members' capital includes $10,000,000 that is subject to a preferential return of 15% per annum and is redeemable at any time at the Company's option, subject to a redemption premium as described below, or at NBCC's option on February 17, 2003 or at an earlier date upon occurrence of certain events including a change in control, certain changes in management, a change in the Company's status as a limited liability company for tax purposes, or violation of any of various other restrictive provisions contained in the Regulations of Costilla Energy, L.L.C. (the "Regulations"). The

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(10) REDEEMABLE MEMBERS' CAPITAL AND MEMBERS' CAPITAL (CONTINUED)
15% preferred return is treated as a reduction of members' capital. The redemption price to be paid by the Company shall be equal to the initial amount received for the preferred units plus a premium, determined in the year the units are purchased, as follows:

      YEAR AFTER            PREMIUM
   FEBRUARY 17, 1995      PERCENTAGE
- -----------------------  -------------
               1                  10%
               2                  10%
               3                   8%
               4                   6%
               5                   4%
               6                   2%
               7                   0%
               8                   0%


    In addition, a portion of NBCC's interest not subject to preferential return is classified as redeemable members' capital as the Company may be required to repurchase such interest upon the occurrence of certain events similar to those events requiring redemption of the redeemable members' capital described above and, in any event, on or after February 17, 2000. Such interest may, at the Company's option, be repurchased to the extent the Company has exercised its right to redeem all or a portion of the redeemable members' interest subject to the preferential return. The redemption price the Company would pay in either instance is determined by the year in which the members' capital is repurchased, as follows:


                                                                       AGGREGATE
BEFORE FEBRUARY 17                                                  REDEMPTION PRICE
- ------------------------------------------------------------------  ----------------
1996..............................................................   $            1
1997..............................................................        1,500,000
1998..............................................................        3,000,000
1999..............................................................        4,500,000
2000..............................................................        5,500,000


    The ultimate redemption price of $5,500,000 is being accrued ratably over the period from February 17, 1995 through February 17, 2000 and is treated as a reduction of members' capital.



    NBCC would retain an 18% interest in the Company after the redemptions described above occur. Such interest is not subject to redemption.


    At December 31, 1995, the Company was in violation of various restrictive provisions of the Regulations. Subsequent to December 31, 1995, NBCC waived such violations.

(11) RELATED PARTY TRANSACTIONS
    Certain members and officers of the Company own interests in and hold positions with A&P Meter Service and Supply, Inc. ("A&P"), CSL Management
Corporation ("CSL"), 511 Tex L.C. ("511 Tex") and Valley Gathering Company ("Valley").

    Advances from the Company to A&P have been consolidated into two promissory notes. The first note, which was originally executed December 31, 1994, totals $390,000, including accrued interest of $20,000 at December 31, 1995. The note bears interest at a floating rate equal to the "prime rate" plus 1.0%. No principal or interest payments are due until the maturity of the note at December 31, 2004. The note is secured by a second lien on A&P's accounts receivable, inventory and equipment. The

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(11) RELATED PARTY TRANSACTIONS (CONTINUED) second note is in the amount of $294,000, including accrued interest of $47,000, and is dated May 22, 1996. The note bears interest at 6.0% per annum, is unsecured and is payable upon demand. During 1995, the Company paid $612,139 to A&P for goods and services provided.

    During  1993,  1994  and  1995,  the  Company  paid  $312,623,  $549,620 and
$592,920, respectively, to CSL for management fees and lease payments on equipment.

    During 1995, the Company paid $67,896 to 511 Tex for office rent.

    During 1994 and 1995, the Company paid $2,458 and $440,884, respectively, to Valley for gas compression and salt water disposal charges. During 1995, Valley paid the Company $109,399 for operating costs of its salt water disposal wells and gas compressors.

(12) SUBSEQUENT EVENTS

    On March 8, 1996, the Company executed a Purchase and Sale Agreement with Parker and Parsley Petroleum Company to acquire certain oil and gas properties for an estimated adjusted purchase price of approximately $42.5 million. The properties are located primarily in south and west Texas. The transaction was accounted for using the purchase method. The results of operations of the acquired properties are included in the Consolidated Statements of Operations as of the closing date, June 14, 1996.



    PRO FORMA RESULTS OF OPERATIONS (UNAUDITED)



    The following table reflects the pro forma results of operations for the six-months ended June 30, 1995 and 1996, as though both acquisitions, which closed on June 12, 1995 and June 14, 1996, had occurred as of January 1, 1995. The pro forma amounts are not necessarily indicative of the results that may be reported in the future.



                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                         --------------------
                                                                           1995       1996
                                                                         ---------  ---------
                                                                            (IN THOUSANDS)
Revenues...............................................................  $  25,706  $  28,748
Net loss...............................................................     (2,875)      (910)


    In connection with the foregoing, the Company entered into a new loan agreement with NationsBridge L.L.C., an affiliate of the Company's current lender, to provide financing of up to $125 million in advances (the "Loans"), subject to certain terms and conditions. Proceeds of the Loans were used to fund the Acquisition, to refinance substantially all of the Company's outstanding indebtedness, and for other general corporate purposes.

    Advances under the Loans were to be made in two portions, Tranche A was up to $95,000,000 and Tranche B was $30,000,000. Tranche A initially bears interest, at the Company's option, at the applicable prime rate ("Prime") plus 0.75% or LIBOR plus 3.0%. Each margin above Prime and LIBOR increases by 0.50% at the end of each successive three-month period, up to a maximum of 2.75% and 5.0% for Prime and LIBOR, respectively. Tranche B initially bears interest at 14.00% per annum, increasing 0.50% at the end of each successive three-month period, up to a maximum of 16.5%.

    Tranche A loans are subject to a borrowing base determination. The initial borrowing base is $95,000,000 which is automatically reduced by $3,000,000 per quarter beginning January 1, 1997.

                            COSTILLA ENERGY, L.L.C.

                      (A TEXAS LIMITED LIABILITY COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(12) SUBSEQUENT EVENTS (CONTINUED)
The borrowing base is also subject to periodic redetermination by NationsBridge L.L.C. based on its determination of the collateral value of the Company's oil and gas properties. Final maturity of loans made under Tranches A and B is June 10, 1999.

    The Loans are secured by first priority liens, assignments and security interests in all oil and gas properties, pipelines and gathering systems of the Company and stock of the Company's subsidiaries. Additionally, the Loans are subject to various restrictive covenants and compliance requirements, including but not limited to (a) restrictions on dividends and the incurrence of additional indebtedness, (b) minimum limitations on the Company's current ratio and tangible net worth, (c) limitations on payments for leases and executive compensation, (d) maximum limitations on general and administrative expenses, capital expenditures and the Company's ratio of debt to adjusted cash flow, and
(e) a requirement to pay to the lender all net oil and gas revenues (as defined and as adjusted for capital expenditures) on a quarterly basis.


    The Company paid the lender's fees and expenses in connection with obtaining the Loans. The fees were approximately $2,625,000 and will increase by an additional $625,000 if the Tranche B Loans remain outstanding for more than 90 days. In addition, if the Tranche B amounts are not repaid within one year, an additional amount of $4,800,000 will accrue. If such additional fees are incurred, they will be amortized over the remaining period that the Loans are expected to be outstanding.


(13) OIL AND GAS EXPENDITURES
    The following table reflects costs incurred in oil and gas property acquisition, exploration and development activities:


                                                                     YEARS ENDED DECEMBER 31,       THREE MONTHS
                                                                  -------------------------------  ENDED MARCH 31,
                                                                    1993       1994       1995          1996
                                                                  ---------  ---------  ---------  ---------------
                                                                          (IN THOUSANDS)             (UNAUDITED)
Property acquisition costs:
  Proved........................................................  $   4,665  $   9,649  $  52,470     $   2,246
  Unproved......................................................        829      1,232      1,742           677
Exploration.....................................................      2,017      2,167      5,627         1,822
Development.....................................................         --         --        158           232
                                                                  ---------  ---------  ---------       -------
                                                                  $   7,511  $  13,048  $  59,997     $   4,977
                                                                  ---------  ---------  ---------       -------
                                                                  ---------  ---------  ---------       -------


(14) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)
    The estimates of proved oil and gas reserves, which are located principally in the United States, were prepared by the Company as of December 31, 1993, 1994 and 1995, and Williamson Petroleum Consultants as of March 31, 1996. Reserves were estimated in accordance with guidelines established by the SEC and FASB which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations, except by contractual arrangements. The Company has presented the reserve estimates utilizing an oil price of $17.79 per Bbl and a gas price of $2.03 per Mcf as of December 31, 1995, and an oil price of $20.71 per Bbl and a gas price of $2.00 per Mcf as of March 31, 1996.

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)


(14) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED)


    OIL AND GAS PRODUCING ACTIVITIES

    Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

                                                                                 OIL AND CONDENSATE       GAS
                                                                                       (MBBLS)          (MMCF)
                                                                                 -------------------  -----------
Total Proved Reserves:
Balance, January 1, 1993.......................................................           1,985           16,418
  Revisions of previous estimates..............................................              57            1,160
  Extensions and discoveries...................................................             380              591
  Production...................................................................            (158)            (865)
  Purchases of minerals-in-place...............................................             101            4,315
                                                                                        -------       -----------
Balance, December 31, 1993.....................................................           2,365           21,619
  Revisions of previous estimates..............................................            (460)          (5,424)
  Extensions and discoveries...................................................             761            1,520
  Production...................................................................            (330)          (1,600)
  Purchases of minerals-in-place...............................................           1,673           11,397
                                                                                        -------       -----------
Balance, December 31, 1994.....................................................           4,009           27,512
  Revisions of previous estimates..............................................            (570)             425
  Extensions and discoveries...................................................             605            8,922
  Production...................................................................            (950)          (4,806)
  Purchases of minerals-in-place...............................................           7,694           46,099
                                                                                        -------       -----------
Balance, December 31, 1995.....................................................          10,788           78,152
  Revisions of previous estimates..............................................             437            2,615
  Extensions and discoveries...................................................             592              296
  Production...................................................................            (338)          (1,643)
  Purchases of minerals-in-place...............................................              --               --
                                                                                        -------       -----------
Balance, March 31, 1996........................................................          11,479           79,420
                                                                                        -------       -----------
                                                                                        -------       -----------
Proved Developed Reserves:
  January 1, 1993..............................................................           1,488           10,055
  December 31, 1993............................................................           1,785           13,268
  December 31, 1994............................................................           2,632           16,340
  December 31, 1995............................................................           8,566           57,393
  March 31, 1996...............................................................           9,037           55,408

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)


(14) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED)


    STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

    The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows, less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

    Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

                                                                                                   THREE MONTHS
                                                                 YEARS ENDED DECEMBER 31,         ENDED MARCH 31,
                                                           -------------------------------------  ---------------
                                                              1993        1994          1995           1996
                                                           ----------  -----------  ------------  ---------------
                                                                               (IN THOUSANDS)
Future cash flows........................................  $   83,510  $   122,098  $    350,653   $     396,919
Future costs:
  Production.............................................     (31,811)     (46,345)     (145,510)       (162,146)
  Development............................................      (4,486)      (7,157)      (16,806)        (17,975)
                                                           ----------  -----------  ------------  ---------------
Future net cash flows....................................      47,213       68,596       188,337         216,798
10% annual discount for estimated timing of cash flows...     (20,836)     (31,817)      (75,041)        (87,707)
                                                           ----------  -----------  ------------  ---------------
Standardized measure of discounted net cash flows........  $   26,377  $    36,779  $    113,296   $     129,091
                                                           ----------  -----------  ------------  ---------------
                                                           ----------  -----------  ------------  ---------------

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)


(14) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED)


    CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVES

                                                                                                  THREE MONTHS
                                                                  YEARS ENDED DECEMBER 31,       ENDED MARCH 31,
                                                              ---------------------------------  ---------------
                                                                1993       1994        1995           1996
                                                              ---------  ---------  -----------  ---------------
                                                                                (IN THOUSANDS)
Increase (decrease):
  Purchase of minerals-in-place.............................  $   3,732  $  15,231  $    77,343    $        --
  Extensions and discoveries and improved recovery, net of
   future production and development costs..................      2,707      4,072        9,799          6,002
  Accretion of discount.....................................      2,056      2,638        3,678          2,832
  Net change in sales prices, net of production costs.......       (209)       503       (3,422)         9,229
  Changes in estimated future development costs.............        (16)       940       (2,419)          (235)
  Revisions of quantity estimates...........................      1,203     (7,248)      (2,855)         4,839
  Sales, net of production costs............................     (2,543)    (5,286)     (11,338)        (5,174)
  Changes of production rates (timing) and other............     (1,114)      (448)       5,731         (1,698)
                                                              ---------  ---------  -----------  ---------------
    Net increase............................................      5,816     10,402       76,517         15,795
Standardized measure of discounted future net cash flows:
    Beginning of period.....................................     20,561     26,377       36,779        113,296
                                                              ---------  ---------  -----------  ---------------
    End of period...........................................  $  26,377  $  36,779  $   113,296    $   129,091
                                                              ---------  ---------  -----------  ---------------
                                                              ---------  ---------  -----------  ---------------

    The 1995 future cash flows shown above include amounts attributable to proved undeveloped reserves requiring approximately $15.0 million of future development costs. If these reserves are not developed, the standardized measure of discounted future net cash flows for 1995 shown above would be reduced by approximately $22.4 million.

                          INDEPENDENT AUDITORS' REPORT

The Members
Costilla Energy, L.L.C.:

    We have audited the accompanying statements of revenues and direct operating expenses of the 1995 Acquisition (see Note 1) for the years ended December 31, 1993 and 1994, and the period ended June 12, 1995. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The accompanying statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Forms S-1 of Costilla Energy, Inc. as described in Note 1) and are not intended to be a complete presentation of the 1995 Acquisition interests' revenue and expenses.

    In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of the 1995 Acquisition for the years ended December 31, 1993 and 1994, and the period ended June 12, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Midland, Texas
July 4, 1996

                            COSTILLA ENERGY, L.L.C.

                                1995 ACQUISITION

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                                 (IN THOUSANDS)


                                                                                YEARS ENDED
                                                                                DECEMBER 31,
                                                                            --------------------   PERIOD ENDED
                                                                              1993       1994     JUNE 12, 1995
                                                                            ---------  ---------  --------------
Revenues:
  Oil and condensate......................................................  $  18,542  $  16,217    $    7,572
  Natural gas.............................................................     13,780     11,407         3,358
                                                                            ---------  ---------  --------------
                                                                               32,322     27,624        10,930
Direct operating expenses:
  Lease operating.........................................................     13,376     11,220         4,550
  Workovers and dry hole costs............................................        462        470           109
  Production taxes........................................................      2,070      2,023           923
                                                                            ---------  ---------  --------------
                                                                               15,908     13,713         5,582
                                                                            ---------  ---------  --------------
Revenues in excess of direct operating expenses...........................  $  16,414  $  13,911    $    5,348
                                                                            ---------  ---------  --------------
                                                                            ---------  ---------  --------------


                See the accompanying notes to these statements.

                            COSTILLA ENERGY, L.L.C.

                                1995 ACQUISITION

       NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

(1) BASIS OF PRESENTATION
    On June 12, 1995, Costilla Energy, L.L.C. and Costilla Petroleum Corporation (collectively, the "Company") acquired from Parker & Parsley Development L.P. and Parker & Parsley Producing L.P. (collectively, "Parker & Parsley") certain oil and gas properties (the "1995 Acquisition") for $46,621,371. The accompanying statements of revenues and direct operating expenses for the 1995 Acquisition do not include general and administrative expenses, interest income or expense, a provision for depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by Parker & Parsley are not necessarily indicative of the costs to be incurred by the Company.

    Historical financial information reflecting financial position, results of operations, and cash flows of the 1995 Acquisition, are not presented because the purchase price was assigned to the oil and gas property interests acquired. Other assets acquired and liabilities assumed were not material. Accordingly, the historical statements of revenues and direct operating expenses of the 1995 Acquisition are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.


    Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the sales method. Under this method, revenues are recognized based on actual volumes of oil and gas sold to purchasers. Direct operating expenses are recognized on the accrual method.


(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

    Reserve information presented below for the 1995 Acquisition is based on Company prepared reserve estimates, using prices and costs in effect at December 31, 1993 and 1994, and the period ended June 12, 1995. Changes in reserve estimates were derived by adjusting the period-end quantities and values for actual production using historical prices and costs.

    Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these reserve estimates are expected to change as additional information becomes available in the future.

                            COSTILLA ENERGY, L.L.C.

                                1995 ACQUISITION

 NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (CONTINUED)

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
    (CONTINUED)
    Below are the net estimated quantities of proved reserves and proved developed reserves for the 1995 Acquisition.

                                                                     OIL (MBBLS)  GAS (MMCF)
                                                                     -----------  -----------
Proved reserves at December 31, 1992...............................       9,880       60,199
Production.........................................................      (1,204)      (6,914)
                                                                     -----------  -----------
Proved reserves at December 31, 1993...............................       8,676       53,285
Production.........................................................      (1,142)      (6,778)
                                                                     -----------  -----------
Proved reserves at December 31, 1994...............................       7,534       46,507
Production.........................................................        (479)      (2,405)
                                                                     -----------  -----------
Proved reserves at June 12, 1995...................................       7,055       44,102
                                                                     -----------  -----------
                                                                     -----------  -----------
Proved developed reserves at June 12, 1995.........................       6,707       38,151
                                                                     -----------  -----------
                                                                     -----------  -----------

    STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS OF PROVED OIL AND GAS RESERVES

    The Company has estimated the standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves in accordance with the standards established by the Financial Accounting Standards Board through its Statement No. 69. The estimates of future cash flows and future production and development costs are based on period-end sales prices for oil and gas, estimated future production of proved reserves, and estimated future production and development costs of proved reserves, based on current costs and economic conditions. The estimated future net cash flows are then discounted at a rate of 10%.

    Discounted future net cash flow estimates like those shown below are not intended to represent estimates of the fair market value of oil and gas properties. Estimates of fair market value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair market value is necessarily subjective and imprecise.


    The following are the Company's estimated standardized measure of discounted future net cash flows from proved reserves attributable to the 1995 Acquisition:



                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    1993         1994      JUNE 12, 1995
                                                                 -----------  -----------  -------------
                                                                             (IN THOUSANDS)
Future:
  Cash inflows.................................................  $   222,698  $   188,828   $   191,758
  Production costs.............................................     (111,619)     (97,988)      (93,268)
  Development costs............................................       (4,797)      (4,797)       (4,797)
                                                                 -----------  -----------  -------------
    Net cash flows before income taxes.........................      106,282       86,043        93,693
10% annual discount for estimated timing of cash flows.........      (37,518)     (30,373)      (33,074)
                                                                 -----------  -----------  -------------
Standardized measure of discounted future net cash flows before
 income taxes..................................................  $    68,764  $    55,670   $    60,619
                                                                 -----------  -----------  -------------
                                                                 -----------  -----------  -------------

                            COSTILLA ENERGY, L.L.C.

                                1995 ACQUISITION

 NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (CONTINUED)

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
    (CONTINUED)

    The following are the sources of changes in the standardized measure of discounted net cash flows:



                                                                YEARS ENDED DECEMBER
                                                                        31,
                                                               ----------------------  PERIOD ENDED
                                                                  1993        1994     JUNE 12, 1995
                                                               ----------  ----------  -------------
                                                                          (IN THOUSANDS)
Standardized measure, beginning of period....................  $   96,022  $   68,764   $    55,670
Sales, net of production costs...............................     (16,414)    (13,911)       (5,348)
Net change in prices.........................................     (15,892)     (3,910)        8,032
Accretion of discount........................................       9,602       6,876         2,517
Other........................................................      (4,554)     (2,149)         (252)
                                                               ----------  ----------  -------------
Standardized measure, end of period..........................  $   68,764  $   55,670   $    60,619
                                                               ----------  ----------  -------------
                                                               ----------  ----------  -------------

                          INDEPENDENT AUDITORS' REPORT

The Members
Costilla Energy, L.L.C.:

    We have audited the accompanying statements of revenues and direct operating expenses of the 1996 Acquisition (see Note 1) for the years ended December 31, 1993, 1994 and 1995. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The accompanying statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Forms S-1 of Costilla Energy, Inc. as described in Note 1) and are not intended to be a complete presentation of the 1996 Acquisition interests' revenues and expenses.

    In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of the 1996 Acquisition for the years ended December 31, 1993, 1994 and 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Midland, Texas
July 4, 1996

                            COSTILLA ENERGY, L.L.C.
                                1996 ACQUISITION
              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                 (IN THOUSANDS)


                                                                      YEARS ENDED                  PERIODS
                                                                     DECEMBER 31,               ENDED JUNE 14,
                                                            -------------------------------  --------------------
                                                              1993       1994       1995       1995       1996
                                                            ---------  ---------  ---------  ---------  ---------
                                                                                                 (UNAUDITED)
Revenues:
  Oil and condensate......................................  $  11,467  $  10,170  $  10,564  $   5,140  $   5,205
  Natural gas.............................................     11,294     10,105      8,645      3,763      3,434
  Gas plant...............................................         57         57        126         47         42
  Transportation..........................................         39        379        556        253        542
                                                            ---------  ---------  ---------  ---------  ---------
                                                               22,857     20,711     19,891      9,203      9,223

Direct operating expenses:
  Lease operating.........................................     10,977      9,053      9,232      3,965      4,020
  Workovers and dry hole costs............................        675        869      1,002        256        450
  Production taxes........................................      1,166      1,089        992        458        453
  Gas plant...............................................        131        350        598        393        269
  Transportation..........................................         10        394        587        268        222
                                                            ---------  ---------  ---------  ---------  ---------
                                                               12,959     11,755     12,411      5,340      5,414
                                                            ---------  ---------  ---------  ---------  ---------
Revenues in excess of direct operating expenses...........  $   9,898  $   8,956  $   7,480  $   3,863  $   3,809
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------


                See the accompanying notes to these statements.

                            COSTILLA ENERGY, L.L.C.
                                1996 ACQUISITION
       NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

(1) BASIS OF PRESENTATION
    On June 14, 1996, Costilla Energy, L.L.C. and Costilla Petroleum Corporation (collectively, the "Company") acquired from Parker & Parsley Development L.P., Parker & Parsley Producing L.P. and Parker & Parsley Gas Processing Co. (collectively, "Parker & Parsley") certain oil and gas properties (the "1996 Acquisition") for approximately $42.5 million. The accompanying statements of revenues and direct operating expenses for the 1996 Acquisition do not include general and administrative expenses, interest income or expense, a provision for depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by Parker & Parsley are not necessarily indicative of the costs to be incurred by the Company.

    Historical financial information reflecting financial position, results of operations, and cash flows of the 1996 Acquisition, are not presented because the purchase price was assigned to the oil and gas property interests acquired. Other assets acquired and liabilities assumed were not material. Accordingly, the historical statements of revenues and direct operating expenses of the 1996 Acquisition are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.


    Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the sales method. Under this method, revenues are recognized based on actual volumes of oil and gas sold to purchasers. Direct operating expenses are recognized on the accrual method.


    INTERIM STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES


    The interim financial information for the periods ended June 14, 1995 and 1996, is unaudited. However, in the opinion of management, the interim statements of revenues and direct operating expenses include all the necessary adjustments to fairly present the results of the interim periods and all such adjustments are of a normal recurring nature. The interim statements of revenues and direct operating expenses should be read in conjunction with the audited statements of revenues and direct operating expenses for the years ended December 31, 1993, 1994 and 1995.


(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

    Reserve information presented below for the 1996 Acquisition, as of March 31, 1996, is based on reserve estimates prepared by Williamson Petroleum Consultants, using prices and costs in effect at that date. Changes in reserve estimates were derived by adjusting such quantities and values for actual production using historical prices and costs.

    Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that

                            COSTILLA ENERGY, L.L.C.
                                1996 ACQUISITION
 NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (CONTINUED)

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED) estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these reserve estimates are expected to change as additional information becomes available in the future.

    Below are the net estimated quantities of proved reserves and proved developed reserves for the 1996 Acquisition.

                                                                                          OIL (MBBLS)  GAS (MMCF)
                                                                                          -----------  -----------
Proved reserves at December 31, 1992....................................................       7,211       49,963
Production..............................................................................        (718)      (5,481)
                                                                                               -----   -----------
Proved reserves at December 31, 1993....................................................       6,493       44,482
Production..............................................................................        (685)      (5,217)
                                                                                               -----   -----------
Proved reserves at December 31, 1994....................................................       5,808       39,265
Production..............................................................................        (656)      (4,773)
                                                                                               -----   -----------
Proved reserves at December 31, 1995....................................................       5,152       34,492
Production..............................................................................        (154)        (991)
                                                                                               -----   -----------
Proved reserves at March 31, 1996.......................................................       4,998       33,501
                                                                                               -----   -----------
                                                                                               -----   -----------
Proved developed reserves at March 31, 1996.............................................       4,515       28,961
                                                                                               -----   -----------
                                                                                               -----   -----------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS OF PROVED OIL AND GAS RESERVES

    The Company has estimated the standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves in accordance with the standards established by the Financial Accounting Standards Board through its Statement No. 69. The estimates of future cash flows and future production and development costs are based on year-end sales prices for oil and gas, estimated future production of proved reserves, and estimated future production and development costs of proved reserves, based on current costs and economic conditions. The estimated future net cash flows are then discounted at a rate of 10%.

    Discounted future net cash flow estimates like those shown below are not intended to represent estimates of the fair market value of oil and gas properties. Estimates of fair market value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair market value is necessarily subjective and imprecise.

                            COSTILLA ENERGY, L.L.C.
                                1996 ACQUISITION
 NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (CONTINUED)

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)

    The following are the Company's estimated standardized measure of discounted future net cash flows from proved reserves attributable to the 1996 Acquisition:



                                                                           DECEMBER 31,
                                                              ---------------------------------------   MARCH 31,
                                                                  1993          1994         1995         1996
                                                              ------------  ------------  -----------  -----------
                                                                          (IN THOUSANDS)
Future:
  Cash inflows..............................................  $    181,010  $    156,222  $   165,862  $   175,507
  Production costs..........................................      (116,115)     (105,104)     (93,878)     (91,202)
  Development costs.........................................        (4,101)       (4,101)      (4,101)      (4,101)
                                                              ------------  ------------  -----------  -----------
    Net cash flows before income taxes......................        60,794        47,017       67,883       80,204
10% annual discount for estimated timing of cash flows......       (22,564)      (17,451)     (25,195)     (29,768)
                                                              ------------  ------------  -----------  -----------
Standardized measure of discounted future net cash flows
 before income taxes........................................  $     38,230  $     29,566  $    42,688  $    50,436
                                                              ------------  ------------  -----------  -----------
                                                              ------------  ------------  -----------  -----------



    The following are the sources of changes in the standardized measure of discounted net cash flows:



                                                                                                   THREE MONTH
                                                                     YEARS ENDED DECEMBER 31,      PERIOD ENDED
                                                                  -------------------------------   MARCH 31,
                                                                    1993       1994       1995         1996
                                                                  ---------  ---------  ---------  ------------
                                                                          (IN THOUSANDS)
Standardized measure, beginning of period.......................  $  56,372  $  38,230  $  29,566   $   42,688
Sales, net of production costs..................................     (9,943)    (9,264)    (7,983)      (2,090)
Net change in prices............................................    (11,890)    (2,838)    18,141        9,277
Accretion of discount...........................................      5,637      3,823      2,957        1,067
Other...........................................................     (1,946)      (385)         7         (506)
                                                                  ---------  ---------  ---------  ------------
Standardized measure, end of period.............................  $  38,230  $  29,566  $  42,688   $   50,436
                                                                  ---------  ---------  ---------  ------------
                                                                  ---------  ---------  ---------  ------------

                                                                      APPENDIX A

                                 July 23, 1996

Costilla Energy, Inc.
400 West Illinois, Suite 1000
Midland, Texas 79701

Attention  Mr. Michael J. Grella

Gentlemen:

Subject: Summary Letter (for Inclusion in a Prospectus Included in a Registration Statement for Costilla Energy, Inc. on Form S-1) Combining Specific Data from Two Williamson Petroleum Consultants, Inc. Evaluations (1) to the Interests of Costilla Petroleum Corporation in Various Properties and (2) to the Interests of Parker & Parsley Petroleum USA, Inc. in Various Properties Included in Their First Quarter 1996 Sales Package Effective April 1, 1996
            Williamson Project 6.8393

    In accordance with your request, Williamson Petroleum Consultants, Inc. (Williamson) has prepared a summary letter for inclusion in a prospectus for Costilla Energy, Inc. (Costilla). The filing of this Prospectus gives effect to the conversion of Costilla Energy, L.L.C. to Costilla Energy, Inc. This summary letter includes specific data from two evaluations the subjects of which are described in Item I. All values and discussion of proved reserves and net revenues, data utilized, assumptions, and qualifications are taken from and include by reference data from these two evaluations.

    Interests in this summary letter represent the April 1, 1996 effective date consolidation of the ownership interests of Costilla and the ownership interests of Parker & Parsley in various properties included in their first quarter 1996 sales package which Costilla acquired on June 14, 1996 but which was made effective as of January 1, 1996. The Costilla interests include all the interests of Costilla Energy, L.L.C. and all its wholly-owned subsidiaries including Costilla Petroleum Corporation.

I.  THE TWO SUBJECT EVALUATIONS

    This summary letter combines certain proved oil and gas reserves and revenues from the following two Williamson evaluations:

    (1) Evaluation  of  Oil  and  Gas Reserves  to  the  Interests  of  Costilla
       Petroleum Corporation in Various Properties, Effective April 1, 1996, Utilizing Nonescalated Economics, for Disclosure to the Securities and Exchange Commission, Williamson Project 6.8393, transmitted July 18, 1996 (the Costilla report)

    (2) Evaluation of Oil and Gas Reserves to the Interests of Parker & Parsley Petroleum USA, Inc. in Various Properties Included in Their First Quarter 1996 Sales Package, Effective April 1, 1996, Utilizing Nonescalated Economics, for Disclosure to the Securities and Exchange Commission, Williamson Project 6.8393, transmitted July 18, 1996 (the Acquisition report)

II.  ESTIMATED SEC RESERVES AND FUTURE NET REVENUES

    Projections of the reserves that are attributable to the consolidated interests in this summary letter were based on economic parameters and operating conditions considered applicable as of April 1, 1996 and are pursuant to the requirements of the Securities and Exchange Commission (SEC).

    In accordance with instructions from Costilla, Williamson utilized lease operating expenses for the Costilla-operated properties in the Costilla report that excluded COPAS overhead and internal

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 2
indirect overhead which are billed to outside working interest owners. The exclusion of these costs for the operated properties results in the calculation of a lower economic limit and causes the economic lifetime to be extended. Williamson has not quantified the incremental reserves resulting from this procedure. COPAS overhead was excluded from the lease operating expenses for the Parker & Parsley-operated properties in the Acquisition report.

    The present values of the estimated future net revenues from proved reserves were calculated using a discount rate of 10.00 percent per year and were computed in accordance with the financial reporting requirements of the SEC. Following is a summary of the results of the two evaluations effective April 1, 1996:

                                                 PROVED           PROVED
                                               DEVELOPED         DEVELOPED           PROVED           TOTAL
                                               PRODUCING       NONPRODUCING       UNDEVELOPED         PROVED
                                             --------------  -----------------  ----------------  --------------
Net Reserves to the Evaluated Interests:
  Oil/Condensate, BBL......................      13,122,088          429,450          2,924,589       16,476,127
  Gas, MCF.................................      76,439,217        7,929,591         28,551,497      112,920,305
Future Net Revenue, $:
  Undiscounted.............................     212,071,507       18,097,949         66,832,632      297,002,088
  Discounted Per Annum at 10.00 Percent....     135,185,097        9,530,285         34,811,523      179,526,905

- ------------------------
Note: The values presented in this table are taken from evaluations described in
      Item I and include by reference all data, qualifications, and assumptions from these evaluations. Realization of these values is contingent on achieving successful results from the various schedules and assumptions in these evaluations. The available engineering data and the completeness and/or quality of data utilized in evaluating the properties are detailed in the specific evaluation. Review of any additionally available data may necessitate revision to these interpretations and assumptions and impact these values.

III.  DEFINITIONS OF SEC RESERVES (1)

    The estimated reserves presented in this summary letter are net proved reserves, including proved developed producing, proved developed nonproducing, and proved undeveloped reserves, and were computed in accordance with the financial reporting requirements of the SEC. In preparing these evaluations, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. The definitions of oil and gas reserves pursuant to the requirements of the Securities Exchange Act are:

PROVED RESERVES (2)

    Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under the economic criteria employed and existing operating

- ------------------------
(1) For evaluations prepared for disclosure to the Securities and Exchange Commission, see SEC ACCOUNTING RULES. Commerce Clearing House, Inc. October 1981, Paragraph 290, Regulation 210.4-10, p. 329.

(2) Any variations to these definitions will be clearly stated in the report.

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 3
conditions, i.e., prices and costs as of the date the estimate is made. Prices and costs include consideration of changes provided only by contractual arrangements but not on escalations based upon an estimate of future conditions.

A. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

    1. that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

    2. the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

B. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

C.  Estimates of proved reserves do not include the following:

    1. oil that may become available from known reservoirs but is classified separately as "indicated additional reserves;"

    2. crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

    3. crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

    4. crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal (3), gilsonite and other such sources.

PROVED DEVELOPED RESERVES (4)

    Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES

    Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive

- ------------------------
(3) According to Staff Accounting Bulletin 85, excluding certain coalbed methane gas.

(4) Williamson Petroleum Consultants, Inc. separates proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells; proved developed nonproducing reserves as those to be recovered from wells or intervals within wells, which are completed but shut in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 4
units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

IV.  DISCUSSION OF SEC RESERVES

A.  THE COSTILLA REPORT

    A total of 1,014 properties in 294 fields were evaluated in the Costilla report. Nineteen individual properties had values greater than 1.0 percent of the total future net revenue discounted at 10.00 percent per annum (DFNR) and in aggregate represent 34.5 percent of the DFNR in the Costilla report. The most valued property, the T.B. Pruett Gas Unit No. 3, Soda Lake field, Ward County, Texas, had a value equal to 4.5 percent of the total DFNR in the Costilla report. The top eight major-value fields are Talbot (Canyon), Howard County, Texas; Spraberry (Trend Area), Various Counties, Texas; Soda Lake (Fusselman), Ward County, Texas; South Buffalo Ridge, Crane County, Texas; Wattenberg, Weld County, Colorado; East Goldsmith, Ector County, Texas; Raymond, Sheridan County, Montana; and South West Speaks, Lavaca County, Texas. These fields contain ten of the 19 top value properties and represent, in aggregate, 41.0 percent of the total DFNR in the Costilla report. The remaining 286 fields represent 59.0 percent with no field having more than 2.9 percent of the DFNR in the Costilla report. A more detailed property review is included in the Costilla report.

    Area oil prices were provided by Costilla to be used at the effective date with the written assurance that the use of these area prices is reasonable on an aggregate basis and would not materially affect the income from any major-value property. These area prices were calculated by adjusting the West Texas Intermediate oil April 1, 1996 posted price of $20.75 per barrel. The oil price adjustments for each area are the calculated differences between the actual price received during 1995 and the posted price for West Texas Intermediate oil during that same period. After the effective date, prices were held constant for the life of the properties. No attempt has been made to account for oil price fluctuations which have occurred in the market subsequent to the effective date of this report.

    Gas prices were provided by Costilla to be used at the effective date. These prices were based on the April 1996 spot price of $1.75 per million British thermal units (MMBTU) at the Waha, Texas receipt point. This price was adjusted with an area price adjustment which was calculated as the difference between the actual price received during 1995 and the stop price. The resultant price was further adjusted for the BTU content of the gas for each well. If the BTU content was unknown, it was assumed to be one MMBTU per MCF of gas. After the effective date, prices were held constant for the life of the properties unless Costilla indicated that changes were provided for by contract. All gas prices were applied to projected wellhead volumes.

    It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

    Operating expenses were provided by Costilla and represented, when possible, the latest available 12-month average of all recurring expenses excluding COPAS and internal indirect overhead costs which are billable to the working interest owners. These expenses included, but were not limited to, all direct operating expenses, field overhead costs, and any ad valorem taxes not

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 5
    deducted separately. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Costilla. In accordance with instructions from Costilla, Williamson has excluded COPAS overhead and internal indirect overhead which are billed to the outside working interest owners from the operating expenses for Costilla-operated properties. The exclusion of these costs for operated properties results in the calculation of a lower economic limit and causes the economic lifetime to be extended. Williamson has not calculated the reserves that have been added as a result of this procedure. For new and developing properties where data were unavailable, operating expenses were estimated by Costilla. Operating costs were held constant for the life of the properties.

    State production taxes have been deducted at the published rates as appropriate. For operated properties, average county ad valorem taxes provided by Costilla were deducted for those properties located in states for which the data were available. Any ad valorem taxes for nonoperated properties or for properties in other states were assumed to be included in the operating expenses.

    All capital costs for drilling and completion of wells and nonrecurring workover or operating costs have been deducted as applicable. These costs were provided by Costilla. No adjustments were made to account for the potential effect of inflation on these costs.

    Neither salvage values nor abandonment costs were provided by Costilla to be included in this evaluation.

B.  THE ACQUISITION REPORT

    A total of 1,091 properties in 135 fields were evaluated in the Acquisition report. Eighteen individual properties had values greater than 1.0 percent of the total DFNR and in aggregate represent 35.5 percent of the DFNR in the Acquisition report. The most valued property, the H.W. Glasscock Unit, Howard-Glasscock field, Glasscock County, Texas, has a projected value of
    5.7 percent of the total DFNR in the Acquisition report. The top eight major-value fields are World, Crockett County, Texas; Dimmitt, Loving
    County, Texas; Panna Maria, Karnes County, Texas; Giddings, Various Counties, Texas; Caldwell, Burleson County, Texas; Coletto Creek, Victoria County, Texas; Sawyer, Sutton County, Texas; and Jameson, Coke County, Texas. These fields contain 11 of the 18 top value properties and represent, in aggregate, 51.9 percent of the total DFNR in the Acquisition report. The remaining fields represent 48.1 percent with no field having more than 2.9 percent of the DFNR in the Acquisition report. A more detailed property review is included in the Acquisition report.

    Area oil prices were provided by Costilla and Parker & Parsley to be used at the effective date with the written assurance that the use of these area prices is reasonable on an aggregate basis and would not materially affect the income from any major-value property. These area prices were calculated by adjusting the West Texas Intermediate oil April 1, 1996 posted price of $20.75 per barrel. The oil price adjustments as calculated by Parker & Parsley for each area are the calculated differences between the actual price received during 1995 and the posted price for West Texas Intermediate oil during that same period. After the effective date, prices were held constant for the life of the properties. No attempt has been made to account for oil price fluctuations which have occurred in the market subsequent to the effective date of this report.

    Gas prices were provided by Costilla and Parker & Parsley to be used at the effective date. These prices were based on the April 1996 spot price of $1.75 per million British thermal units

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 6
    (MMBTU) at the Waha, Texas receipt point. This price was adjusted with an area price adjustment which was calculated as the difference between the actual price received during 1995 and the stop price. The resultant price was further adjusted for the BTU content of the gas for each well. If the BTU content was unknown, it was assumed to be one MMBTU per MCF of gas. After the effective date, prices were held constant for the life of the properties unless Costilla indicated that changes were provided for by contract. All gas prices were applied to projected wellhead volumes.

    It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

    Operating expenses were provided by Costilla and Parker & Parsley and represented, when possible, the latest available 12-month average of all recurring expenses excluding COPAS and internal indirect overhead costs which are billable to the working interest owners. These expenses included, but were not limited to, all direct operating expenses, field overhead costs, and any ad valorem taxes not deducted separately. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Costilla or Parker & Parsley. In accordance with instructions from Costilla, Williamson has excluded COPAS overhead which is billed to the outside working interest owners from the operating expenses for Parker & Parsley-operated properties. The exclusion of these costs for operated properties results in the calculation of a lower economic limit and causes the economic lifetime to be extended. Williamson has not calculated the reserves that have been added as a result of this procedure. For new and developing properties where data were unavailable, operating expenses were estimated by Costilla or Parker & Parsley. Operating costs were held constant for the life of the properties.

    State production taxes have been deducted at the published rates as appropriate. For operated properties, average county ad valorem taxes provided by Costilla were deducted for those properties located in states for which the data were available. Any ad valorem taxes for nonoperated properties or for properties in other states were assumed to be included in the operating expenses.

    All capital costs for drilling and completion of wells and nonrecurring workover or operating costs have been deducted as applicable. These costs were provided by Costilla or Parker & Parsley. No adjustments were made to account for the potential effect of inflation on these costs.

    Neither salvage values nor abandonment costs were provided by Costilla to be included in this evaluation.

V. GENERAL EVALUATION CONSIDERATIONS PERTAINING TO THE COSTILLA AND ACQUISITION REPORTS

    The individual projections prepared to produce this summary letter include data that describe the production forecasts and associated evaluation parameters such as interests, taxes, product prices, operating costs, investments, salvage values, abandonment costs, and net profit interests, as applicable.

    Net income to the evaluated interests is the future net revenue payable to others, taxes, operating expenses, investments, salvage values, abandonment costs, and net profit interests, as applicable. The future net revenue is before federal income tax and excludes consideration of any encumbrances against the properties if such exist.

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 7

    No opinion is expressed by Williamson as to the fair market value of the evaluated properties.

    The future net revenues presented in this summary letter were based on projections of oil and gas production. It was assumed there would be no significant delay between the date of oil and gas production and the receipt of the associated revenue for this production.

    This summary letter includes only those costs and revenues which are considered by Costilla to be directly attributable to individual leases and areas. There could exist other revenues, overhead costs, or other costs associated with Costilla which are not included in this summary letter. Such additional costs and revenues are outside the scope of this summary letter. This summary letter is not a financial statement for Costilla and should not be used as the sole basis for any transaction concerning Costilla, Parker & Parsley, or the evaluated properties.

    The reserves projections in this summary letter are based on the use of the available data and accepted industry engineering methods. Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease their reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected. The dates of first production for nonproducing properties were based on estimates by Costilla or Williamson and the actual dates may vary from those estimated. Williamson reserves the right to alter any of the reserves projections and the associated economics included in this summary letter in any future evaluation based on additional data that may be acquired.

    All data utilized in the preparation of this summary letter with respect to interests, reversionary status, oil and gas prices, gas categories, gas contract terms, operating expenses, investments, salvage values, abandonment costs, net profit interests, well information and current operating conditions, as applicable, were provided by Costilla, Parker & Parsley, and the operators. Data obtained after the effective date of the report but prior to the completion of the report were used only if such data were applied consistently. If such data were used, the reserves category assignments reflect the status of the wells as of the effective date. In the Costilla report, daily production data after April 1, 1996 were utilized for new wells in the South Buffalo Ridge, Concho Bluff (Queen), East Goldsmith (Queen), King Mountain (Penn), and Talbot (Canyon) fields to assist in determining initial producing and decline rates. Daily production since the effective date was also used for the Pyote Gas Unit 5 No. 1A, Block 16 (Devonian) field, Ward County, Texas to establish the producing rate after the well was affected by gas plant problems and for the State 16-05 well in the Raymond field, Sheridan County, Montana to establish the initial rate of production subsequent to the installation of a downhole pump. Production data generally through December 1995 or January 1996 provided by Costilla for the properties in the Costilla report and through November or December 1995 provided by Parker & Parsley for the properties in the Acquisition report were utilized. All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in this summary letter may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered within the scope of these projects. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses.

    Unless specifically identified and documented by Costilla or Parker & Parsley as having curtailment problems, gas production trends have been assumed to be a function of well productivity and not of market conditions. The effect of "take or pay" clauses in gas contracts was not considered.

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 8

    Oil reserves are expressed in United States (U.S.) barrels of 42 U.S. gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

    Costilla represented to Williamson that it has, or can generate, the financial and operational capabilities to accomplish those projects evaluated by Williamson which require capital expenditures.

    The estimates of reserves contained in this summary letter were determined by accepted industry methods and in accordance with the definitions of oil and gas reserves set forth above. Methods utilized in this summary letter include extrapolation of historical production trends, material balance determinations, analogy to similar properties, and volumetric calculations.

    Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production trends or through the use of material balance determinations. Analogy to similar properties or volumetric calculations were used for nonproducing properties and those producing properties which lacked sufficient production history and other data to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the analogous properties or subsequent production from the evaluated properties. Volumetric calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and formation rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

    It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics in this summary letter.

VII.  DECLARATION OF INDEPENDENT STATUS AND CONSENT

    We understand that our estimates are to be included in a Registration Statement on Form S-1 (the Registration Statement) to be filed with the SEC and in the Prospectus as included in such Registration Statement which will be registered under the Securities Act of 1933, as amended.

    Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this summary letter. Roy C. Williamson, Jr., Chief Executive Officer, owns a 2.5 percent working interest in six wells in the Outlook field, Sheridan County, Montana, which have a total value of $138,912 to the interests of Costilla. No employee, officer or director of Williamson is an employee, officer or director of Costilla or Parker & Parsley. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the oil and gas properties covered by this summary letter.

    We consent to the inclusion of this summary letter in the Registration Statement, the inclusion in the Registration Statement of data extracted from this summary letter and to all references to our firm in the Prospectus, including any references to our firm as Experts.

                                    Yours very truly,

                                    WILLIAMSON PETROLEUM CONSULTANTS, INC.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE, OR ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


    UNTIL                  , 1996,  ALL DEALERS  EFFECTING TRANSACTIONS  IN  THE
REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER


A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND


WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................          10
The Company....................................          16
Common Stock Offering..........................          16
Use of Proceeds................................          17
Capitalization.................................          18
Pro Forma Condensed Financial Statements.......          19
Selected Financial Information.................          27
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          28
Business and Properties........................          34
Management.....................................          46
Security Ownership of Certain Beneficial Owners
 and Management................................          49
Executive Compensation and Other Information...          50
Certain Transactions...........................          53
Description of Notes...........................          55
Description of Other Indebtedness..............          82
Description of Capital Stock...................          82
Underwriting...................................          84
Legal Matters..................................          85
Experts........................................          85
Available Information..........................          85
Glossary.......................................          87
Index to Financial Statements..................         F-1
Summary Reserve Report.........................         A-1



                                     [LOGO]



                             COSTILLA ENERGY, INC.


                           $100,000,000     % SENIOR
                          SUBORDINATED NOTES DUE 2006

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                       NATIONSBANC CAPITAL MARKETS, INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC registration fee.............................................  $  34,483
NASD filing fee..................................................     10,500
Blue Sky fees and expenses.......................................     10,000
Accounting fees and expenses.....................................    109,375
Engineering fees and expenses....................................    113,750
Trustee fees and expenses........................................      7,500
Legal fees and expenses..........................................    156,250
Printing and mailing expenses....................................    122,000
Miscellaneous....................................................     36,142
                                                                   ---------
      TOTAL......................................................    600,000
                                                                   ---------
                                                                   ---------


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify certain persons, including officers and directors and former officers and directors, and to purchase insurance with respect to liability arising out of their capacity or status as officers and directors. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which officers and directors may be entitled under the corporation's bylaws, any agreement or otherwise. Article IX of the Company's Certificate of Incorporation, included in Exhibit 3.1 hereto, and Article VI of the Company's Bylaws, included in Exhibit 3.2 hereto, provide, in general, that the Company shall indemnify its directors and officers under the circumstances defined in Section 145 of the General Corporation Law of the State of Delaware and gives authority to the Company to purchase insurance with respect to such indemnification. The Company may in the future seek to obtain insurance providing for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.


    In addition, Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to limit the liability of its directors subject to certain exceptions. In accordance with Section 102(b)(7), Article VI of the Company's Certificate of Incorporation, included in Exhibit 3.1 hereto, provides, in general, that no director of the Company shall be personally liable for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware or (iv) any transaction from which the director derived an improper personal benefit.


    The Underwriting Agreement provides for indemnification by the Underwriter of the Registrant, its directors and officers, and by the Registrant of the Underwriter, for certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


    Prior to the consummation of the Notes Offering, the Company issued an aggregate of 3 shares of Common Stock to Messrs. Liedtke, Grella and Musselman in its initial capitalization, which shares were cancelled in connection with the Corporate Reorganization, and an aggregate of 6,000,000 shares of Common Stock to the four members of the LLC in the merger of the LLC with and into the Company. Such shares were not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


 EXHIBIT
 NUMBER                                       DESCRIPTION OF EXHIBIT
- ---------  ---------------------------------------------------------------------------------------------
   **1.1   Form of Underwriting Agreement
    *3.1   Certificate of Incorporation of the Company
    *3.2   Bylaws of the Company
    *4.1   Form of Notes or Global Certificate (included as Exhibit A to the form of Indenture filed as
            Exhibit No. 4.2 to this Registration Statement)
   **4.2   Form of Indenture
   **5.1   Opinion of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation
  **10.1   Commitment Letter dated August 23, 1996 by NationsBank of Texas, N.A. to the Company
   *10.2   Lease Agreement dated January 12, 1996 between Independence Plaza, Ltd. and Costilla Energy,
            L.L.C
   *10.3   Concession Agreement dated July 6, 1996 between the Government of the Republic of Moldova and the Resource Development Company, Limited
   *10.4   Purchase and Joint Exploration Agreement dated February 21, 1996 between the Company and
            Resources Development Limited, L.L.C. (DE)
  **10.5   Form of Consolidation Agreement to be effective contemporaneously with closing of the
            Offerings to consummate the Corporate Reorganization
  **10.6   Form of 1996 Stock Option Plan
  **10.7   Form of Outside Directors Stock Option Plan
   *10.8   Employment Agreement between the Company and Bobby W. Page effective June 30, 1996
  **10.9   Employment Agreement between the Company and Cadell S. Liedtke to be effective contemporaneously with the closing of the Offerings
  **10.10  Employment Agreement between the Company and Michael J. Grella to be effective contemporaneously with the closing of the Offerings
  **10.11  Employment Agreement between the Company and Henry G. Musselman to be effective contemporaneously with the closing of the Offerings
   *10.12  Exchange Agreement dated January 5, 1995 between Costilla Petroleum Corporation and Koch Oil
            Company
   *10.13  Agreement dated January 2, 1996 between Costilla Petroleum Corporation and Frontier Oil and
            Refining Company
  **10.14  Purchase and Sale Agreement dated April 3, 1995 by and between Parker & Parsley Development
            L.P. and Parker & Parsley Producing L.P. and Parker & Parsley Gas Processing Co. as Seller
            and Costilla Petroleum Corporation and Costilla Energy, L.L.C. as Purchaser
  **10.15  Purchase and Sale Agreement dated March 8, 1996 by and between Parker & Parsley Development
            L.P. and Parker & Parsley Producing L.P. and Parker & Parsley Gas Processing Co. as Seller
            and Costilla Petroleum Corporation and Costilla Energy, L.L.C. as Purchaser
  **10.16  Supplemental Agreement to Purchase and Joint Exploration Agreement dated August 7, 1996 among the Company, Costilla Redeco Energy, L.L.C. and Resource Development Company Limited, L.L.C.
            (DE)
  **10.17  Form of Bonus Incentive Plan
   *12.1   Computation of Ratio of Adjusted EBITDA to Interest Expense

 EXHIBIT
 NUMBER                                       DESCRIPTION OF EXHIBIT
- ---------  ---------------------------------------------------------------------------------------------
   *12.2   Computation of Ratio of Earnings to Fixed Charges
   *12.3   Pro Forma Computation of Ratio of ACNTA to Total Debt
  **16.1   Letter Regarding Change of Accountants
   *21.1   Subsidiaries of the Registrant
  **23.1   Consent of KPMG Peat Marwick LLP
   *23.2   Consent of Williamson Petroleum Consultants, Inc.
  **23.3   Consent of Elms, Faris & Co., P.C.
  **23.4   Consent of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation (such consent is included in the opinion filed as Exhibit 5.1 to this Registration Statement)
   *24.1   Power of Attorney
   *24.2   Certified copy of resolution of Board of Directors of Costilla Energy, Inc. authorizing signature pursuant to Power of Attorney
   *25.1   Statement of Eligibility and Qualification of Trustee under 1939 Act on Form T-1
   *27.1   Financial Data Schedule


- ------------------------

*  Previously filed


** Filed herewith


    (b) Financial Statement Schedules.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, (i) the information omitted from the Prospectus filed as part of this Registration Statement in reliance upon Rule 430A under the Securities Act and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registrant Statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Midland, State of Texas, on August 30, 1996.


                                          COSTILLA ENERGY, INC.
                                          (Registrant)

                                          By:                 *
                                          --------------------------------------
                                                      Michael J. Grella
                                                PRESIDENT AND CHIEF OPERATING
                                                         OFFICER

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                      SIGNATURE                                   TITLE                  DATE
- ------------------------------------------------------  -------------------------  ----------------

                          *                             Chairman of the Board,
     -------------------------------------------         Chief Executive Officer   August 30, 1996
                  Cadell S. Liedtke                      and Director

                          *                             President, Chief
     -------------------------------------------         Operating Officer and     August 30, 1996
                  Michael J. Grella                      Director

                          *
     -------------------------------------------        Executive Vice President   August 30, 1996
                  Henry G. Musselman                     and Director

                  /s/ BOBBY W. PAGE                     Senior Vice Present,
     -------------------------------------------         Treasurer and Chief       August 30, 1996
                    Bobby W. Page                        Financial Officer

                          *
     -------------------------------------------        Director                   August 30, 1996
                   Jerry J. Langdon

                          *
     -------------------------------------------        Director                   August 30, 1996
                     W.D. Kennedy


*By:               /s/ BOBBY W. PAGE
     -------------------------------------------
                    Bobby W. Page
                   ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                                       DESCRIPTION OF EXHIBIT
- ---------  ---------------------------------------------------------------------------------------------
   **1.1   Form of Underwriting Agreement
    *3.1   Certificate of Incorporation of the Company
    *3.2   Bylaws of the Company
    *4.1   Form of Notes or Global Certificate (included as Exhibit A to the form of Indenture filed as
            Exhibit No. 4.2 to this Registration Statement)
   **4.2   Form of Indenture
   **5.1   Opinion of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation
  **10.1   Commitment Letter dated August 29, 1996 by NationsBank of Texas, N.A. to the Company
   *10.2   Lease Agreement dated January 12, 1996 between Independence Plaza, Ltd. and Costilla Energy,
            L.L.C
   *10.3   Concession Agreement dated July 6, 1996 between the Government of the Republic of Moldova and the Resource Development Company, Limited
   *10.4   Purchase and Joint Exploration Agreement dated February 21, 1996 between the Company and
            Resources Development Limited, L.L.C. (DE)
  **10.5   Form of Consolidation Agreement to be effective contemporaneously with closing of the
            Offerings to consummate the Corporate Reorganization
  **10.6   Form of 1996 Stock Option Plan
  **10.7   Form of Outside Directors Stock Option Plan
   *10.8   Employment Agreement between the Company and Bobby W. Page effective June 30, 1996
  **10.9   Employment Agreement between the Company and Cadell S. Liedtke to be effective contemporaneously with the closing of the Offerings
  **10.10  Employment Agreement between the Company and Michael J. Grella to be effective contemporaneously with the closing of the Offerings
  **10.11  Employment Agreement between the Company and Henry G. Musselman to be effective contemporaneously with the closing of the Offerings
   *10.12  Exchange Agreement dated January 5, 1995 between Costilla Petroleum Corporation and Koch Oil
            Company
   *10.13  Agreement dated January 2, 1996 between Costilla Petroleum Corporation and Frontier Oil and
            Refining Company
  **10.14  Purchase and Sale Agreement dated April 3, 1995 by and between Parker & Parsley Development
            L.P. and Parker & Parsley Producing L.P. and Parker & Parsley Gas Processing Co. as Seller
            and Costilla Petroleum Corporation and Costilla Energy, L.L.C. as Purchaser
  **10.15  Purchase and Sale Agreement dated March 8, 1996 by and between Parker & Parsley Development
            L.P. and Parker & Parsley Producing L.P. and Parker & Parsley Gas Processing Co. as Seller
            and Costilla Petroleum Corporation and Costilla Energy, L.L.C. as Purchaser
  **10.16  Supplemental Agreement to Purchase and Joint Exploration Agreement dated August 7, 1996 among the Company, Costilla Redeco Energy, L.L.C. and Resource Development Company Limited, L.L.C.
            (DE)
  **10.17  Form of Bonus Incentive Plan
   *12.1   Computation of Ratio of Adjusted EBITDA to Interest Expense
   *12.2   Computation of Ratio of Earnings to Fixed Charges
   *12.3   Pro Forma Computation of Ratio of ACNTA to Total Debt
  **16.1   Letter Regarding Change of Accountants

 EXHIBIT
 NUMBER                                       DESCRIPTION OF EXHIBIT
- ---------  ---------------------------------------------------------------------------------------------
   *21.1   Subsidiaries of the Registrant
  **23.1   Consent of KPMG Peat Marwick LLP
   *23.2   Consent of Williamson Petroleum Consultants, Inc.
  **23.3   Consent of Elms, Faris & Co., P.C.
  **23.4   Consent of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation (such consent is included in the opinion filed as Exhibit 5.1 to this Registration Statement)
   *24.1   Power of Attorney
   *24.2   Certified copy of resolution of Board of Directors of Costilla Energy, Inc. authorizing signature pursuant to Power of Attorney
   *25.1   Statement of Eligibility and Qualification of Trustee under 1939 Act on Form T-1
   *27.1   Financial Data Schedule


- ------------------------

*  Previously filed


** Filed herewith